UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended December 31, 2023

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM TO**

Commission File Number 001-39671

MediaAlpha, Inc.

(Exact name of Registrant as specified in its Charter)

Delaware	**85-1854133**
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**

700 South Flower Street, Suite 640

Los Angeles, California 90017

(Address of principal executive offices, including zip code)

(213) 316-6256

(Registrant's telephone number, including area code)

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Class A Common Stock, $0.01 par value per share	MAX	NYSE

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. Yes ☐ No ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒ No ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). Yes ☒ No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☒
Non-accelerated filer	☐	Smaller reporting company	☐
Emerging growth company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

The aggregate market value of the Registrant's Class A Common Stock and Class B Common Stock held by non-affiliates was $226.8 million based upon the closing market price as of the close of business on June 30, 2023, the last business day of the registrant's most recently completed second fiscal quarter.

As of January 31, 2024, there were 47,365,454 shares of MediaAlpha, Inc.'s Class A common stock, $0.01 par value per share, and 18,065,829 shares of MediaAlpha, Inc.'s Class B common stock, par value $0.01 per share, outstanding.

DOCUMENTS INCORPORATED BY REFERENCE

Parts of the registrant's Proxy Statement for the registrant's 2024 Annual Meeting of Stockholders are incorporated by reference into Part III of this Annual Report on Form 10-K.

Table of Contents

Certain Definitions

As used in this Annual Report on Form 10-K:

- "Class A-1 units" refers to the Class A-1 units of QL Holdings LLC ("QLH").

- "Class B-1 units" refers to the Class B-1 units of QLH.

- "CAGR" means compound annual growth rate.

- "Consumer Referral" means any consumer click, call or lead purchased by a buyer on our platform.

- "Consumers" and "customers" refer interchangeably to end consumers. Examples include individuals shopping for insurance policies.

- "Digital consumer traffic" refers to visitors to the mobile, tablet, desktop and other digital platforms of our supply partners, as well as to our proprietary websites.

- "Direct-to-consumer" or "DTC" means the sale of insurance products or services directly to end consumers, without the use of retailers, brokers, agents or other intermediaries.

- "Distributor" means any company or individual that is involved in the distribution of insurance, such as an insurance agent or broker.

- "Exchange agreement" means the exchange agreement, dated as of October 27, 2020 by and among MediaAlpha, Inc., QLH, Intermediate Holdco, Inc. and certain Class B-1 unitholders party thereto.

- "Founders" means, collectively, Steven Yi, Eugene Nonko, and Ambrose Wang.

- "High-intent" consumer or customer means an in-market consumer that is actively browsing, researching or comparing the types of products or services that our partners sell.

- "Insignia" means Insignia Capital Group, L.P. and its affiliates.

- "Intermediate Holdco" means Guilford Holdings, Inc., our wholly owned subsidiary and the owner of all Class A-1 units.

- "Inventory," when referring to our supply partners, means the volume of Consumer Referral opportunities.

- "IPO" means our initial public offering of our Class A common stock, which closed on October 30, 2020.

- "Legacy Profits Interest Holders" means certain current or former employees of QLH or its subsidiaries (other than the Senior Executives), who indirectly held Class B units in QLH prior to our IPO and includes any estate planning vehicles or other holding companies through which such persons hold their units in QLH (which holding companies may or may not include QL Management Holdings LLC).

- "Lifetime value" or "LTV" is a type of metric that many of our business partners use to measure the estimated total worth to a business of a customer over the expected period of their relationship.

- "Open Marketplace" refers to one of our two business models. In Open Marketplace transactions, we have separate agreements with demand partners and suppliers. We earn fees from our demand partners and separately pay a revenue share to suppliers and a fee to Internet search companies to drive consumers to our proprietary websites.

- "Partner" refers to a buyer or seller on our platform, also referred to as "demand partners" and "supply partners," respectively.

  ○ "Demand partner" refers to a buyer on our platform. As discussed under Part II, Item 7. Management's Discussion & Analysis – Management Overview, our demand partners are generally insurance carriers and distributors looking to target high-intent consumers deep in their purchase journey.

  ○ "Supply partner" or "supplier" refers to a seller to our platform. As discussed under Part II, Item 7. Management's Discussion & Analysis – Management Overview, our supply partners are primarily insurance carriers looking to maximize the value of non-converting or low LTV consumers, and insurance-focused research destinations or other financial websites looking to monetize high-intent consumers.

- "Private Marketplace" refers to one of our two business models. In Private Marketplace transactions, demand partners and suppliers contract with one another directly and leverage our platform to facilitate transparent, real-time transactions utilizing the reporting and analytical tools available to them from use of our platform. We charge a fee based on the Transaction Value of the Consumer Referrals sold through Private Marketplace transactions.

- "Proprietary" means, when used in reference to our properties, the websites and other digital properties that we own and operate. Our proprietary properties are a source of Consumer Referrals on our platform.

- "Reorganization Transactions" means the series of reorganization transactions completed on October 27, 2020 in connection with our IPO, as described under Part II, Item 8 "Financial Statements and Supplementary Data - Note 1 to the Consolidated Financial Statements – Organization and Background" of this Annual Report on Form 10-K.

- "Secondary Offering" means the sale of 8,050,000 shares of Class A common stock pursuant to the registration statement on Form S-1 (File No. 333-254338), which was declared effective by the Securities Exchange Commission ("SEC") on March 18, 2021.

- "Senior Executives" means the Founders and the other current and former officers of the Company listed in Exhibit A to the Exchange Agreement. This term also includes any estate planning vehicles or other holding companies through which such persons hold their units in QLH.

- "Selling Class B-1 Unit Holders" means Insignia, the Senior Executives, and the Legacy Profits Interests Holders who sold a portion of their Class B-1 units to Intermediate Holdco in connection with the IPO.

- "Transaction Value" means the total gross dollars transacted by our partners on our platform.

- "Vertical" means a market dedicated to a specific set of products or services sold to end consumers. Examples include property & casualty insurance, life insurance, health insurance, and travel.

- "White Mountains" means White Mountains Insurance Group, Ltd. and its affiliates.

- "Yield" means the return to our sellers on their inventory of Consumer Referrals sold on our platform.

Cautionary Statement Regarding Forward-Looking Statements and Risk Factor Summary

We are including this Cautionary Statement to caution investors and qualify for the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 (the "Act") for forward-looking statements. This Annual Report on Form 10-K contains forward-looking statements. These forward-looking statements reflect our current views with respect to, among other things, future events and our financial performance. These statements are often, but not always, made through the use of words or phrases such as "may," "should," "could," "predict," "potential," "believe," "will likely result," "expect," "continue," "will," "anticipate," "seek," "estimate," "intend," "plan," "projection," "would," and "outlook," or the negative version of those words or other comparable words or phrases of a future or forward-looking nature. These forward-looking statements are not historical facts, and are based on current expectations, estimates and projections about our industry, management's beliefs and certain assumptions made by management, many of which, by their nature, are inherently uncertain and beyond our control. Accordingly, we caution you that any such forward-looking statements are not guarantees of future performance and are subject to risks, assumptions and uncertainties that are difficult to predict. Although we believe that the expectations reflected in these forward-looking statements are reasonable as of the date made, actual results may prove to be materially different from the results expressed or implied by the forward-looking statements.

There are or will be important factors that could cause our actual results to differ materially from those indicated in these forward-looking statements, including, but not limited to, the following:

- Our ability to attract and retain supply partners and demand partners to our platform and to make available quality Consumer Referrals at attractive volumes and prices to drive transactions on our platform;

- Our reliance on a limited number of supply partners and demand partners, many of which have no long-term contractual commitments with us, and any potential termination of those relationships;

- Fluctuations in customer acquisition spending by property and casualty insurance carriers due to unexpected changes in underwriting profitability as the carriers go through cycles in their business;

- Existing and future laws and regulations affecting the property & casualty insurance, health insurance and life insurance verticals;

- Changes and developments in the regulation of the underlying industries in which our partners operate;

- Competition with other technology companies engaged in digital customer acquisition, as well as buyers that attract consumers through their own customer acquisition strategies, third-party online platforms or other methods of distribution;

- Our ability to attract, integrate and retain qualified employees;

- Reductions in DTC digital spend by our buyers;

- Mergers and acquisitions could result in additional dilution and otherwise disrupt our operations and harm our operating results and financial condition;

- Our dependence on internet search companies to direct a significant portion of visitors to our suppliers' websites and our proprietary websites;

- The impact of broad-based pandemics or public health crises, such as COVID-19;

- The terms and restrictions of our existing and future indebtedness;

- Disruption to operations as a result of future acquisitions;

- Our failure to obtain, maintain, protect and enforce our intellectual property rights, proprietary systems, technology and brand;

- Our ability to develop new offerings and penetrate new vertical markets;

- Our ability to manage future growth effectively;

- Our reliance on data provided to us by our demand and supply partners and consumers;

- Natural disasters, public health crises, political crises, economic downturns, or other unexpected events;

- Significant estimates and assumptions in the preparation of our financial statements;

- Potential litigation and claims, including claims by regulatory agencies and intellectual property disputes;

- Our ability to collect our receivables from our partners;

- Fluctuations in our financial results caused by seasonality;

- The development of the DTC insurance distribution sector and evolving nature of our relatively new business model;

- Disruptions to or failures of our technological infrastructure and platform;

- Failure to manage and maintain relationships with third-party service providers;

- Cybersecurity breaches or other attacks involving our systems or those of our partners or third-party service providers;

- Our ability to protect consumer information and other data and risks of reputational harm due to an actual or perceived failure by us to protect such information and other data;

- Risks related to laws and regulation to which we are subject both in the U.S. and internationally, many of which are evolving;

- Risks related to changes in tax laws or exposure to additional income or other tax liabilities could affect our future profitability;

- Risks related to being a public company;

- Risks related to internal control over financial reporting;

- Risks related to shares of our Class A common stock;

- Risks related to our intention to take advantage of certain exemptions as a "controlled company" under the rules of the NYSE, and the fact that the interests of our controlling stockholders (White Mountains, Insignia, and the Founders) may conflict with those of other investors;

- Risks related to our corporate structure; and

- The other risk factors described under "Risk factors."

The foregoing factors should not be construed as exhaustive and should be read together with the other cautionary statements included in this Annual Report on Form 10-K. If one or more events related to these or other risks or uncertainties materialize, or if our underlying assumptions prove to be incorrect, actual results may differ materially from what we anticipate. Many of the important factors that will determine these results are beyond our ability to control or predict. Accordingly, you should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date on which it is made, and, except as otherwise required by law, we do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. New factors emerge from time to time, and it is not possible for us to predict which will arise. In addition, we cannot assess the impact of each factor on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements.

PART I

Except as otherwise indicated or required by the context, all references in this Annual Report to the "Company," "MediaAlpha," "we," "us" and "our" refer to MediaAlpha, Inc. and its consolidated subsidiaries.

Item 1. Business.

Our Company

Our mission is to help insurance carriers and distributors target and acquire customers more efficiently and at greater scale through technology and data science. Our technology platform brings leading insurance carriers and high-intent consumers together through a real-time, programmatic, transparent, and results-driven ecosystem. We believe we are the largest online customer acquisition platform in our core verticals of property & casualty ("P&C") insurance, health insurance, and life insurance, supporting $571 million in Transaction Value[(1)] across our platform from these verticals during the year ended December 31, 2023.


Carrier's Customer Acquisition Journey
$ $
DTC Budget
$ $ $
Traditional Insurance DTC Model
Channel
MediaAlpha
Type of Policy
ZIP Code
Limited Targeting Attributes
Targeting
35+ Targeting Attributes
Type of Policy
ZIP Code
Income
Age
Gender
Risk Score
Source of Traffic
Marital Status
Homeowner
LTV? CAC?
Blind Bidding
Execution
Transparent Bidding
LTV > CAC
LTV > CAC
Low Conversion & ROI
Conversion
High Conversion & ROI

We believe in the disruptive power of transparency. Traditionally, insurance customer acquisition platforms operated in a black box. We recognized that consumers may be valued differently by one insurer versus another; therefore, insurers should be able to determine pricing granularly based on the value that a particular customer segment is expected to bring to their business. As a result, we developed a technology platform that powers an ecosystem where buyers and sellers can transact with full transparency, control, and confidence.

We have multi-faceted relationships with top-tier insurance carriers and distributors. A buyer or a demand partner within our ecosystem is generally an insurance carrier or distributor seeking to reach high-intent insurance consumers. A seller or a supply partner is typically an insurance carrier looking to maximize the value of non-converting or low LTV consumers, or an insurance-focused research or other financial destination looking to monetize the high-intent shoppers on their websites. Our model's versatility allows for the same insurance carrier or distributor to be both a demand and supply partner, which deepens the partner's relationship with us. In fact, it is this supply partnership that presents insurance carriers with a highly differentiated monetization opportunity, enabling them to capture revenue from website visitors who either do not qualify for a policy or otherwise may be more valuable as a potential referral to another carrier.

---

[1] "Transaction Value" is an operating metric that we present in this Annual Report on Form 10-K to supplement the financial information we present on a GAAP basis. Transaction Value represents the total gross dollars transacted by our partners on our platform. See "Management's discussion and analysis of financial condition and results of operations-Key business and operating metrics."



High-intent consumers shopping online

MediaAlpha platform conducts real-time auction

MediaAlpha algorithms optimize choice and display of options

Real-Time Auction

Yield Optimization

Lifetime Value + Conversion Probability

Powered By MediaAlpha

BALANCED Car Insurance

TOP PICK Car Insurance

GOOD HANDS Car Insurance

ACME Car Insurance

SAFE DRIVER Car Insurance

UNICORN Car Insurance

Search
Car Insurance

GOOD PARTNERS Car Insurance

Carrier uses MediaAlpha platform to assist consumers unlikely to convert

GOOD PARTNERS Car Insurance
Your Quote
$150

MediaAlpha generates revenue when consumers select alternative carriers

Supply Partner

GOOD PARTNERS Car Insurance

Maximizes value of non-converting consumer

Demand Partner

TOP PICK Car Insurance | GOOD HANDS Car Insurance | UNICORN Car Insurance

Opportunity to acquire high-intent, target customers

For the year ended December 31, 2023, we had 15 of the top 20 largest auto insurance carriers by customer acquisition spend as demand partners on our platform. Of these demand partners, 53% were also supply partners in our ecosystem. During 2023, an average of 36.9 million consumers shopped for insurance products through the websites of our diversified group of supply partners and our proprietary websites each month, producing an average of 8.2 million Consumer Referrals on our platform each month.

We believe our technology is a key differentiator and a powerful driver of our performance. We maintain deep, custom integrations with partners representing the majority of our Transaction Value, which enable automated, data-driven processes that optimize these partners' customer acquisition spend and revenue. Through our platform, our insurance carrier partners can target and price across over 35 separate consumer attributes to manage customized acquisition strategies. Our platform's granular price management tools and robust data science capabilities enable our insurance partners to target consumers based on a precise calculation of the expected lifetime value of the consumer to that partner and to make real-time, automated customer acquisition decisions.

We built our business model to align the interests of all parties participating on our platform. We generate revenue by earning a fee for each Consumer Referral sold on our platform. Our revenue is generally not contingent on the sale of an insurance product to the consumer.

We have historically delivered strong growth in our Transaction Value and revenue, enabled by our unique business model and technology platform. However, for the year ended December 31, 2023, we generated $593.4 million of Transaction Value and $388.1 million of revenue, representing decreases of 19.5% and 15.4%, respectively, compared with the year ended December 31, 2022, as challenging conditions in the personal auto insurance industry continued to pressure P&C carrier underwriting profitability and in turn customer acquisition investments on our platform. Beginning in the second half of 2021, many of our demand partners in our P&C vertical experienced higher-than-expected underwriting losses driven by inflation in automobile replacement and repair costs, leading them to reduce their customer acquisition spend until they obtained approval of premium increases from state regulators. We believe we are poised to capitalize on the continued shift among P&C carriers to direct, digital distribution when their underwriting profitability recovers.

In our health and life insurance verticals, we continue to capitalize on the shift to direct, digital distribution. We aim to drive deeper adoption and integration of our platform within the insurance ecosystem to continue delivering strong results to our partners. During 2022, we closed the acquisition of substantially all of the assets of Customer Helper Team, LLC ("CHT"), a provider of customer generation and acquisition services for Medicare insurance, health insurance, and life insurance. We believe the acquisition is a good strategic fit with our long-term objectives and will increase our ability to generate Consumer Referrals on various social media and short form video platforms.

We expect the broad secular trends driving our historical growth to resume once P&C carrier profitability recovers and they resume their customer acquisition investments on our platform. See "Part II Item 7 - Management's discussion and analysis of financial condition and results of operations - Results of operations" for more information.

FY 2023 Revenue Mix



We designed our business model to be capital efficient, with high operating leverage and cash flow conversion. We have funded our growth primarily through internally generated cash flow with no outside primary capital. Our strong cash flow generation is driven by (i) the nature of our revenue model, which is fee based and generated at the time a Consumer Referral is sold, and (ii) our proprietary technology platform, which is highly scalable and requires minimal capital expenditures ($0.1 million for the years ended December 31, 2023 and 2022).

The foundation of our success is our company culture. Personal development is critical to our team's engagement and retention, and we continually invest to support our core values of open-mindedness, intellectual curiosity, candor, and humility. This has resulted in a growth-minded team, with low turnover, committed to building great products and the long-term success of our partners.

Our market opportunity

Insurance is one of the largest industries in the United States, with attractive growth characteristics and market fundamentals. Insurance companies wrote over $2 trillion in premiums in 2022, growing at a 9% CAGR from 2018, according to S&P Global Market Intelligence. Demand for insurance products is stable, due to, in many instances, coverage being mandated by law (for example, auto insurance) or federally subsidized (for example, senior health insurance). The insurance industry as a whole is highly competitive and invests heavily in customer acquisition. Overall insurance advertising spend is expected to grow at double digit rates annually over the next decade. Total advertising spend in the insurance industry was $11 billion in 2022 and is expected to grow to approximately $17 billion by 2027, according to Allied Market Research and the Business Research Company.

Our technology platform was created to serve and grow with our insurance end markets. While the P&C insurance industry has experienced underwriting losses driven by inflation in automobile replacement and repair costs, we believe that the secular trends in the insurance industry will provide strong tailwinds for our business over the long term.

- • **_Direct-to-consumer is the fastest growing insurance distribution channel._** In the auto insurance industry, there are carriers focused on DTC distribution (such as Progressive and GEICO) and carriers focused more on traditional, agent-based distribution (such as State Farm, Liberty Mutual and Allstate). The industry shift to more direct distribution is accelerating. A major driver of this growth has been the DTC carriers' outsized investments, relative to peers, in direct customer acquisition channels. According to S&P Global Market Intelligence, Progressive and GEICO's advertising spend in 2022 was $1.7 billion and $1.3 billion, respectively. Traditional, agent-based carriers have responded by investing more heavily in direct customer acquisition efforts themselves, as well as launching digital brands (such as Nationwide launching Spire), acquiring digital agencies (such as Prudential acquiring AssuranceIQ), or acquiring digital insurers (such as Allstate acquiring SquareTrade).

- *More insurance consumers are shopping online.* Consumers are increasingly using the internet not just for research and price discovery, but to purchase insurance as well. According to TransUnion, the number of consumers shopping for insurance online rose from 22% in 2022 to 27% in 2023. Younger consumers are not the only driving force of this shift; the share of digitally savvy older consumers is rapidly growing. According to the Pew Research Center, the share of U.S. internet users ages 65 or older has grown from 66% in 2018 to 88% in 2023.

- *Insurance customer acquisition spending is growing.* Total customer acquisition spend in the insurance industry was estimated to be $146 billion in 2021 and is expected to grow to approximately $176 billion by 2025, according to William Blair. In fact, two of the top five most-advertised brands in the U.S. across traditional and online channels are insurance companies—Progressive and GEICO. According to S&P Global Market Intelligence, Progressive's customer acquisition spend was $1.7 billion in 2022, while GEICO's customer acquisition spend was nearly $1.3 billion in the same period. In the face of such aggressive spending and customer acquisition by DTC carriers such as Progressive and GEICO, agent-based carriers are compelled to spend heavily to remain competitive.

- *Digital customer acquisition spending by insurers has plenty of headroom.* According to William Blair, insurance carriers allocate a lower percentage of their advertising budgets to digital channels than other industries. While the advertising industry as a whole was estimated to allocate approximately 66% of their budgets to digital in 2021, insurers allocated less than 22% of their budgets to digital channels in that year. Industry analysts expect digital marketing spend by the insurance industry to narrow this gap significantly over time as carriers increase their adoption of digital channels.

- *Carriers and distributors are increasingly focused on optimizing customer acquisition budgets.* Mass-market customer acquisition spend is becoming more costly, leading carriers and distributors to increasingly focus on optimizing customer acquisition spend. They are able to do so by adopting more sophisticated customer acquisition strategies enabled by data science. A significant percentage of marketers believe the inability to measure customer acquisition impact across channels and campaigns is one of their biggest challenges in demonstrating customer acquisition performance. We believe there is growing demand for improved transparency of Consumer Referral quality, for the ability to secure higher quality Consumer Referrals online, and for the ability to manage consumer acquisition spend across multiple vendors.

MediaAlpha is poised to capitalize on these trends. We believe that we provide the leading technology platform enabling insurance carriers and distributors to efficiently acquire customers online at scale. Our platform allows buyers to target consumers granularly and to determine their pricing based on how they value various consumer segments. Buyers leveraging our data science capabilities make value-maximizing decisions on how to acquire customers. This results in greater customer acquisition efficiency and better return on investment, allowing us to attract more buyers into the ecosystem. Simultaneously, we provide our supply partners the insights and tools they need to drive competition for their high-intent consumers and maximize yield, which draws more supply partners into the ecosystem, providing our buyers with even more high-quality demand sources. As both demand and supply partners begin to see the benefits of the platform, we deepen our relationships with them through additional integrations that drive more data into the platform. All of this creates the powerful "flywheel" effect that has propelled our business forward as a result of the value created within our ecosystem.


Improved engagement with Supply and Demand partners
More Data
More Accurate Pricing
Higher ROI
More Demand Partners
Higher Yield
More Supply Partners
More Volume
More Integrations
MediaAlpha
Greater efficiency and ROI

Our platform

We have created one of the largest insurance customer acquisition technology platforms. For the year ended December 31, 2023, we had $593.4 million in Transaction Value and served over 920 total insurance partners, excluding our agent buyers. For the year ended December 31, 2022, we had $737.5 million in Transaction Value and served over 950 total insurance partners, excluding our agent buyers.

During 2023, high-intent consumers shopped for insurance products on the websites of sellers on our platform and our proprietary websites over 400 million times, resulting in approximately 99 million Consumer Referrals acquired by buyers on our platform. We serve approximately 600 buyer partners, excluding our agent buyers. Our platform was designed to support multiple Consumer Referral products and flexible deployment models to best serve the varying needs of our partners.

Insurance carriers access our platform through a self-service web interface that enables them to manage customer acquisition strategies across all sources of Consumer Referrals, efficiently and with full transparency. Our platform provides insurance companies sophisticated targeting capabilities for efficient customer acquisition. Further, it offers our carrier partners the ability to offset their customer acquisition costs by using predictive analytics to identify and refer non-converting consumers to other carriers, delivering better returns on investment relative to traditional channels.

Demand Partner's Dashboard



Supply Partner's Dashboard



We connect insurance companies with websites where consumers shop for insurance. Insurance carriers and distributors are able to target high-intent consumers when they are actively shopping for insurance. Our end consumers typically access our partners' websites or our proprietary websites looking for an insurance quote, where they volunteer relevant data in connection with their quote request. Our platform then controls the matching of these consumers with insurance companies, presenting them with multiple brands to choose from. We believe the rich data available with every consumer quote request gives our platform the unparalleled ability to direct each Consumer Referral to the right set of carriers. We maximize value to both demand and supply partners by allowing insurance companies to reach consumers when they are actively shopping at the point of purchase and precisely target granular consumer segments using rich data.

We enable insurance companies to reach and acquire new customers in multiple ways. On our platform, end consumers can engage with insurance companies through multiple touchpoints based on their preferences. Our platform enables consumers to (i) proceed to an insurance carrier's website on a self-directed basis to purchase a policy (click), (ii) engage with an insurance carrier or agent via phone (call), or (iii) have their data submitted to insurance companies to receive inbound inquiries (lead). Our platform's flexibility in turn enables insurance carriers to acquire and convert consumers through one or more touchpoints, depending on their strengths and preferences.

The following table presents the percentages of total Transaction Value generated from clicks, calls and leads for the year ended December 31, 2023 and 2022:

	Year ended December 31,	
	2023	2022
Clicks	69.4 %	75.3 %
Calls	18.6 %	15.3 %
Leads	12.0 %	9.4 %

Our platform leverages precise data and data science for maximum efficiency. Insurance carriers use precise data to target and price consumer segments across demographic and geographic attributes on a source transparent basis. This allows insurance carriers to pay the right price for each Consumer Referral based on their business objectives. Insurance carriers can integrate with our platform to provide real-time conversion feedback, allowing them to measure returns on their spending granularly and execute algorithmic optimization of customer acquisition cost based on the expected LTV of the customer. Increasing the number and depth of our conversion data integrations with our partners remains a key part of our strategy.

Insurance carriers are able to extract the maximum value from each consumer opportunity. We have extensive data integrations with our partners to support efficient customer acquisition. These data integrations allow us to more seamlessly transact a Consumer Referral by taking information an end consumer has already provided and pre-populating it into an insurance carrier's purchase process, potentially increasing policy conversion rates. This enhances the value of the Consumer Referral to our insurance carriers, adding significant value to all parties in our platform. As of December 31, 2023, we had 85 buyers with this type of integration in place for active and future campaigns, representing 59% of the total Transaction Value from our insurance verticals for the year then ended. Increasing the number and depth of our data integrations with our partners remains a key part of our strategy, and we believe this number will increase as our platform grows.

Our transaction models. We transact with our demand partners and supply partners through two operating models, Open Marketplace and Private Marketplace. In our Open Marketplace transactions, we have separate agreements with demand partners and suppliers and have control over the Consumer Referrals that are sold to our demand partners. In our Private Marketplace transactions, demand partners and suppliers contract with one another directly, and we earn fees from our supply partners based on the value of the Consumer Referrals transacted on our platform. For more information regarding these arrangements, see "Management's discussion and analysis-Key components of our results of operations-Revenue."

Our technology

Our product is a technology platform that allows insurance carriers and distributors to acquire customers and optimize customer acquisition costs to align with expected customer LTV, in a single data-rich but user-friendly environment. Our technology is what enables our growth, scale, and operating leverage, and is a key part of what differentiates us from our competitors. It is also what enables our partners to scale their customer acquisition and monetization efficiently and with minimal operating overhead. With nearly 99 million Consumer Referrals transacted on our platform in 2023, we believe we offer the largest source of Consumer Referrals in the insurance sector.

Our product is a robust, real-time customer acquisition and data analytics platform. It is fueled by rich, anonymized consumer data provided by our extensive data integrations with our partners. At the heart of our platform is a set of proprietary predictive analytics algorithms that incorporate hundreds of variables to generate conversion probabilities for each unique consumer, enabling our partners to align customer acquisition costs with expected customer LTV across the platform.

Our platform architecture is elegant, scalable, and vertical agnostic, which has enabled us to innovate rapidly in our core insurance verticals and grow opportunistically across sectors with similarly attractive attributes. We continuously invest in our technology and believe that our focus on innovation enhances our competitive position.

We believe the following attributes collectively differentiate the MediaAlpha technology platform:

Multiple high-quality Consumer Referrals accessible through a single platform with transparent pricing and control. Most insurance carriers and distributors today have multiple sources for customer acquisition. These sources offer a wide range of Consumer Referral quality and, in most cases, must be managed manually and separately by insurance carriers. Our platform allows users to access multiple sources of Consumer Referrals transparently through a unified platform with a single sign-on, creating scale and operational efficiencies.

Proprietary user data integrated in a secure environment. Our platform allows buyers to fully integrate first-party consumer data to enhance targeting parameters, bidding granularity, and conversion tracking, resulting in more accurate customer acquisition and LTV predictions. We maintain robust data security protections and preserve the confidentiality of each insurance carrier's customer acquisition strategy. We are able to seamlessly aggregate this data across all of our users to enhance our data analytics models while maintaining end-consumer confidentiality. We believe this has allowed us to continue strengthening our rich consumer database and analytics platform and to maintain strong relationships with our partners.

Robust data science tools to optimize customer acquisition. Our unique search and conversion datasets enable automated, algorithmic customer acquisition optimizations. As our platform grows and processes more customer acquisition transactions, we gather more conversion data to further refine our predictive analytics algorithms. This further enhances our platform's capability to predict our partners' expected return per consumer and support more efficient customer acquisition strategies. We believe this creates a flywheel effect by which the attractiveness and value of our platform will continue to grow as we scale our marketplaces.

Self-service model. We offer a self-service model that empowers our partners to directly manage the buying and selling process independently. Supply partners can easily manage their digital consumer traffic on our platform, while demand partners can direct their consumer acquisition spend in real time with minimal involvement from our team. We believe this enables us to scale efficiently without requiring significant investments in sales and support functions.

Highly extensible and scalable platform. Our platform and industry-agnostic technology enables us to quickly expand our operations into existing and adjacent verticals with minimal investments. We have organically scaled the P&C insurance vertical and the health and life insurance verticals to $277.6 million and $293.9 million in Transaction Value, respectively, for the year ended December 31, 2023. While our primary focus remains on insurance, we intend to continue to grow opportunistically in sectors with similar, attractive market fundamentals. We believe our proprietary technology will allow us to react nimbly to growing demands and opportunities in emerging verticals.

Our target audience

Our buyers: Our demand partners are insurance carriers and distributors looking to target high-intent consumers deep in their purchase journey. Repeat buyers continue to be a strong driver of our business, with 93% of our Transaction Value for 2023 driven by repeat buyers from 2022 and 92% of our Transaction Value for 2022 driven by repeat buyers from 2021.

Our value proposition for buyers

- ***Efficiency at scale.*** We believe we operate the insurance industry's largest customer acquisition platform, delivering the volume of Consumer Referrals insurance companies need to drive profitable growth, while also providing precise targeting capabilities to ensure they connect with the right prospects. We believe this gives our demand partners the ability to realize greater efficiencies relative to other customer acquisition channels.

- ***Granular and transparent control.*** Our platform allows for real-time, granular control and full source transparency with every buying and pricing decision. We believe this gives our buyers the flexibility they need to realize favorable LTV relative to customer acquisition costs to maximize their revenue opportunities and the effectiveness of their marketing investments.

- ***Unparalleled partnership.*** With a fully managed service option, custom integrations, and industry-leading technology, we are dedicated to providing long-term value to our demand partners' businesses. We have designed our platform to put the best interests of our partners first, fostering a healthy ecosystem within which buyers can transact with confidence.

Our sellers: Our supply partners use our platform to monetize their digital consumer traffic. Our supply partners are primarily insurance carriers looking to maximize the value of non-converting or low LTV consumers, and insurance-focused research destinations and financial websites looking to monetize high-intent customers. Repeat sellers continue to be a strong driver of our business, with 99% of our Transaction Value for 2023 driven by repeat sellers from 2022 and 98% of our Transaction Value for 2022 driven by repeat sellers from 2021.

Our value proposition for sellers

- *Yield maximization.* Our proprietary technology platform provides sellers with a suite of optimization tools, as well as inventory and buyer management features, that maximize competition for, and yield from, their high-intent consumers.

- *Predictive analysis.* Through our platform's advanced predictive analysis and data science capabilities, sellers can assess conversion probabilities and expected customer LTV for every consumer in real time. We believe the integration of these data science models with our sellers' user experience decision engines is a unique differentiator of our business.

- *Real-time insights.* We provide our sellers with unique data as to the type of consumer segments each buyer values. By providing in-depth reporting and real-time, granular insights, our sellers have the ability to continuously optimize their own customer acquisition and monetization decisions.

Our end consumers: Our end consumers are primarily high-intent, online insurance shoppers. Due to the broad participation of top-tier insurance carriers within our ecosystem, consumers are able to more efficiently navigate a range of options and offers relevant to their policy searches. During the year ended December 31, 2023, high-intent consumers shopped for insurance products on the websites of sellers on our platform and our proprietary websites over 400 million times, resulting in approximately 99 million Consumer Referrals acquired by buyers on our platform.

Our value proposition for end consumers

- *Search relevancy.* By enabling insurance carriers and distributors to apply sophisticated targeting, we facilitate the delivery of hyper-relevant product options to our end consumers based on consumer-provided demographics and other relevant characteristics. We believe this improves the overall research and purchase experience and helps enable our end consumers to make better decisions.

- *Shopping efficiency.* We facilitate access to the most relevant products for each respective end consumer, allowing for minimal research and maximum efficiency, through an omni-channel, seamless consumer platform experience. We enable consumers to get quotes from multiple insurance carriers and distributors in different ways, including directly online or offline.

Our strengths

We believe that our competitive advantages are based on the following key strengths:

- *Highly scalable, innovative technology platform with rich data.* Our proprietary platform is built to be highly extensible and flexible, enabling us to quickly and efficiently develop custom solutions and tools to address the varying and evolving needs of our partners. Supported by our proprietary algorithms, our platform is able to provide continuous, real-time feedback and insights that buyers can use to maximize the value of every consumer opportunity. Our deep data integrations allow our buyers to utilize millions of anonymized data points to target and acquire their desired customers with a unique level of precision and control. As of December 31, 2023, there were over 410 insurance supply partners on our platform. We also provide our supply partners with sophisticated, data-driven yield management and monetization capabilities. We believe these capabilities are critical to our partners' monetization strategies, as they enable optimization of business performance and revenue. Our platform is vertical agnostic, allowing us to quickly and easily expand into new markets with attractive attributes.

  The increased participation in our technology-driven platform will continue to generate valuable data, enhance feedback loops, and drive stronger results for all participants in the ecosystem. We believe this creates a flywheel effect as our platform continues to grow.

- *Superior operating leverage.* We designed our business to be highly scalable, driving sustainable long-term growth that delivers superior value to both demand and supply partners. Our technology enables us to grow in a highly capital efficient manner, with minimal need for working capital or capital expenditure investment. In 2023, we employed an average of 142 individuals, who produced $593.4 million of Transaction Value ($4.2 million per employee), $56.6 million of net loss ($0.4 million per employee), and $27.1 million of Adjusted EBITDA ($0.2 million per employee) and in 2022, we employed 164 individuals on average who drove $737.5 million of Transaction Value ($4.5 million per employee), $72.4 million of net loss ($0.4 million per employee), and $22.9 million of Adjusted EBITDA ($0.1 million per employee) for the year.

- ***Sticky, tenured relationships with insurance carriers and distributors.*** We have developed multi-faceted, deeply-integrated partnerships with insurance carriers and distributors, who can be both buyers and sellers on our platform. We enable insurance carriers and distributors as buyers to optimize their customer acquisition spend by offering source-level transparency, granular controls, and predictive tools to drive measurably superior performance. When we work with carriers and distributors as sellers, we enable them to use data science to turn high-intent policy shoppers unlikely to purchase a policy from that specific carrier or distributor into highly valuable Consumer Referrals for other carriers or distributors, thereby offsetting a portion of their total customer acquisition costs.

  We believe the versatility and breadth of our offerings, coupled with our focus on high-quality products, provide significant value to insurance carriers and distributors, resulting in strong retention rates. Our relationships with our partners are deep, long standing, and involve top-tier insurance carriers in the industry. 15 of the top 20 largest auto insurance carriers by customer acquisition spend are demand partners on our platform. In 2023, 93% of total Transaction Value executed on our platform came from demand partner relationships in existence during 2022. In 2022, 92% of total Transaction Value executed on our platform came from demand partner relationships in existence during 2021.

- ***Culture of transparency, innovation, and execution.*** Since inception, our vision has been to bring unparalleled transparency and efficiency to the online customer acquisition ecosystem, executed through a powerful technology-enabled platform. Transparency is built into our platform and is at the heart of our culture, enabling us to focus on sustainable long-term success over near-term wins. We are relentless about continuous innovation and aim to use our platform to solve big industry-wide problems. We are data-driven and focused on delivering measurable results for our partners. We believe that our long-term vision, dedication to solving systemic problems in the industry, and our relentless drive to improve, will continue to empower us to be the platform of choice for our partners.

Our growth opportunities

We intend to grow our business through the following key areas:

- ***Increase Transaction Value from our partners.*** We aim to increase overall Transaction Value from our partners across our insurance verticals by continuously improving the volume and accuracy of customer conversion data analyzed in our platform, eliminating friction between consumer handoffs, and developing additional tools and features to increase engagement. We believe that providing our platform participants with better value and a larger selection of high-quality Consumer Referrals over time will lead to increased spending on our platform.

- ***Improve ecosystem efficiency.*** We believe that traditional customer acquisition models are highly inefficient, charging platform users inflated prices while lacking the transparency and granularity to allow participants to reach end consumers effectively. Our platform is designed to disrupt and address these systemic inefficiencies by enhancing automated buying strategies and granular price discovery processes. We will continue to expand our platform and drive value for all participants within the ecosystem by increasing the number and depth of data integrations with our partners.

- ***Bring new partners to our platform.*** There are potential buyers and sellers who are not yet using our platform, and new companies are being formed every year. We intend to gain adoption of our platform with new insurance partners through business development, word-of-mouth referrals, and inbound inquiries.

- ***Grow our product offerings.*** We are constantly exploring new ways to deliver value to our partners through development of new tools and services and improvement of our conversion analytics model. We believe that providing further customized solutions and higher touch services for our partners will enhance the stickiness of our offerings and drive more customer acquisition spend and users to our platform.

- ***Deepen our relationships with agents.*** We intend to strategically expand our insurance agency relationships to capture additional customer acquisition spend within our core insurance verticals. We have a dedicated team working to incorporate agents into our digital platform and help them expand their customer acquisition capabilities. We transacted nearly 99 million Consumer Referrals on our platform in the year ended December 31, 2023, equipping us with valuable conversion insights to help us optimize consumer routing to agents based on their desired goals. This dedicated team will continue to enhance our agency capabilities.

- ***Expand into and scale new verticals.*** While we are currently focused on growing our core insurance verticals, we continue to seek expansion opportunities in markets that share similar characteristics. We believe our vertical-agnostic platform and established playbook for entering new markets will allow us to capture attractive market opportunities effectively if we decide to pursue such opportunities. We believe we have the ability to enter most new verticals with only a modest increase in headcount.

Our competition

We operate in the broadly defined tech-enabled insurance distribution sector. We are part of a sector that is disrupting the conventional agent-based insurance distribution channels. This sector is comprised of companies engaged in varied aspects of customer acquisition. On one end of the spectrum, there are companies that are engaged in simple Consumer Referrals acquisition, which they sell to insurance carriers or distributors. On the other end of the spectrum, there are companies that acquire the customer through digital channels and take them through the entire needs-based assessment and policy application and submission process.

Within this sector, our closest competitors are technology companies engaged in digital customer acquisition. Traditional digital consumer acquisition models focus on serving buyers of Consumer Referrals by acquiring consumers from paid search, proprietary websites or other digital avenues and selling them to insurance carriers or producers. Our model is different. We operate a two-sided marketplace where sophisticated demand and supply partners buy and sell high-quality Consumer Referrals. We compete on the basis of a number of factors, including return on investment, technology, and client service.

Our platform also offers DTC digital spend optimization capabilities that compete primarily with home grown systems that buyers use to aggregate multiple sources of digital customer acquisition. As the number of digital consumer acquisition sources grows, the complexity and cost of managing those sources continues to increase. As a result, over time we have seen significant increases in the number of participants on our platform, further enhancing our scale and return on investment to all our partners. We have deep integrations with our partners that are costly and time consuming to implement. We believe our scale makes it hard for new entrants to gain direct access to buyers and sellers and replicate what we have built over the years.

Intellectual property

The protection of our technology, intellectual property and proprietary rights is an important aspect of our business. We rely on a combination of trade secret, trademark and copyright laws, confidentiality agreements, and technical measures to establish, maintain and protect our intellectual property rights and technology. Additionally, we enter into confidentiality and invention assignment agreements with our employees and enter into confidentiality agreements with third parties, including our buyers and sellers. However, our contractual provisions may not always be effective at preventing unauthorized parties from obtaining our intellectual property and proprietary technologies. Intellectual property laws, procedures, and restrictions provide only limited protection and any of our intellectual property or proprietary rights may be challenged, invalidated, circumvented, infringed, misappropriated or otherwise violated. Further, the laws of certain countries do not protect intellectual property or proprietary rights to the same extent as the laws of the U.S., and, therefore, in certain jurisdictions, we may be unable to protect our proprietary technology.

Our in-house know-how is an important element of our intellectual property. The development and management of our platform requires sophisticated coordination among many specialized employees. We believe that duplication of this coordination by competitors or individuals seeking to copy our platform would be difficult. The risk of a competitor effectively replicating the functionality of our platform is further mitigated by the fact that our service offerings are cloud-based, such that most of the core technology operating on our systems is never exposed to a user or to our competitors. To protect our technology, we implement multiple layers of security. Access to our platform, other than to obtain basic information, requires system usernames and passwords. We also add additional layers of security such as dual-factor authentication, encryption in transit and intrusion detection. See "Risk factors-Risks related to our intellectual property rights and our technology."

Seasonality

Our results are subject to significant seasonal fluctuations as a result of vertical level seasonality. Our property & casualty insurance vertical is typically characterized by seasonal weakness during our fourth quarter due to lower customer acquisition budgets from buyers and lower supply of Consumer Referrals during the holiday period. During our first quarter, our P&C insurance vertical typically exhibits seasonal strength as customer acquisition budgets from our buyers and Consumer Referral volume from our sellers both increase sequentially.

Our health insurance vertical typically experiences seasonal strength during the fourth quarter due to a material increase in Consumer Referrals and a related increase in customer acquisition budgets in connection with the Medicare annual enrollment period, which generally runs from October 15 to December 7 each year, and the under-65 health insurance open enrollment period, which generally runs from November 1 through December 15 in many states, with the last ending on January 31st of the following year. Customer acquisition spending in our health insurance vertical is typically lower during the other quarters of the year because most consumers enroll in these plans during the annual and open enrollment periods. The seasonal strength in the fourth quarter results in a higher level of accounts receivable related to our health insurance vertical as of our fiscal year-end, which are typically collected during the subsequent first quarter.

Regulation

Various aspects of our business are, may become, or may be viewed by regulators from time to time as subject, directly or indirectly, to U.S. federal, state and foreign laws and regulations. We are subject to laws and regulations that apply to businesses in general, such as those relating to worker classification, employment, payments, worker confidentiality obligations, consumer protection and taxation. As an online business, we are also subject to laws and regulations governing the internet, such as those relating to intellectual property ownership and infringement, trade secrets, the distribution of electronic communications, search engines, consumer privacy, and internet tracking technologies, and could be affected by potential changes to laws and regulations that affect the growth, popularity or use of the internet, including with respect to net neutrality and taxation on the use of the internet or e-commerce transactions.

Because we collect, process, store, share, disclose, transfer and use consumer information and other data and engage in marketing and advertising activities via the phone, email and text messages, we are also subject to laws and regulations that address privacy, data protection and collection, storing, sharing, use, disclosure, retention, security, protection transfer and other processing of personal information and other data, including the California Online Privacy Protection Act, the California Consumer Privacy Act (the "CCPA"), the California Privacy Rights Act (the "CPRA") and other state privacy laws, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act (the "CAN-SPAM Act"), Canada's Anti-Spam Law ("CASL"), the Telephone Consumer Protection Act of 1991 (the "TCPA"), the U.S. Federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), Section 5(c) of the Federal Trade Commission Act, the Federal Trade Commission's Telemarketing Sales Rule, the EU's General Data Protection Regulation ("GDPR"), supplemented by national laws (such as, in the United Kingdom, the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board, and the EU's ePrivacy Directive, which is expected to be replaced by the EU's ePrivacy Regulation, which is still under development and will replace current national laws that implement the ePrivacy Directive. The burdens imposed by these and other laws and regulations that may be enacted, or new interpretation of existing laws and regulations, may require us to modify our data processing practices and policies and to incur substantial costs in order to comply. We take a variety of technical and organizational security measures and other measures to protect our data, including data pertaining to our end consumers, employees and business partners. Despite measures we put in place, we may be unable to anticipate or prevent unauthorized access to such data.

A substantial majority of the insurance carriers using our platform are P&C insurance carriers, health and/or Medicare insurance carriers or life insurance carriers. As a result, we are affected by laws and regulations relating to the insurance and healthcare industries, both of which are heavily regulated. In addition, during 2021 we became a licensed health insurance broker in all 50 U.S. states and the District of Columbia, which has subjected us to laws and regulations applicable to insurance brokers and to the authority of the insurance regulators in those jurisdictions. The laws and regulations applicable to these industries have changed significantly in recent years, and other changes may occur in the future. For example, the Patient Protection and Affordable Care Act of 2010 and related regulatory reforms have materially changed the regulation of health insurance. In addition, recent and proposed changes in the regulations governing the marketing of Medicare insurance have materially changed the rules regarding how such policies are marketed, and may materially restrict our ability to sell Consumer Referrals to certain buyers in the future. While it is difficult to determine the impact of potential reforms on our future business, it is possible that such changes in industry regulation could affect our operations and/or demand for our platform.

Because the laws and regulations governing the internet, privacy, data security, marketing, insurance and healthcare are constantly evolving and striving to keep pace with innovations in technology and media, it is possible that we may need to materially alter the way we conduct some parts of our business activities or be prohibited from conducting such activities altogether at some point in the future. See "Risk factors-Risks related to laws and regulation."

Employees

We are committed to attracting and retaining the brightest and best talent, so investing in human capital is critical to our success. The employee traits we value include hands-on work no matter what the experience level, intellectual curiosity, open-mindedness, growth mindset, and deeply caring about the quality of work. As of December 31, 2023, we had 137 full-time employees. The human capital measures and objectives that we focus on in managing our business include talent acquisition and retention, employee engagement, development and training, diversity and inclusion, compensation and pay equity, and employee health and welfare. None of our employees are represented by a collective bargaining unit or are a party to a collective bargaining agreement.

Employee Engagement and Development

Our employee engagement efforts include regular "all-hands" meetings and frequent executive communications, through which we aim to keep our employees well-informed and to maximize transparency. We believe in continual improvement and use employee feedback to drive and improve processes that support our customers and ensure a deep understanding of our employees' needs. We conduct annual confidential employee surveys and believe that ongoing performance feedback encourages greater engagement in our business and improves individual performance. Each year, our employees participate in a 360-degree evaluation process to identify critical capabilities for development and establish new stretch goals.

We seek to achieve our business objectives through a deep commitment to talent development. Our talent development efforts include quarterly goals, "lunch and learn" events, individualized professional development plans, management training, internal workshops, guest speakers, and book club discussions related to enhancing business skills.

We use a combination of company and department goals to drive the execution of our business strategy. All of our teams participate in an annual strategic planning process to identify objectives for business growth and innovation, and set and review goals throughout the year to support the Company's annual objectives.

Pay Equity

Our employee compensation strategy is designed to support three primary objectives: to attract and retain the best team members, to reflect and reinforce our most important values, and to align team member interests with shareholder interests in building enduring value. We believe people should be paid for what they do and how they do it, regardless of their gender, race, or other personal characteristics. To deliver on that commitment, we monitor market compensation levels and set pay ranges based on market data, and we consider factors such as an employee's role and experience, the location of their job, and their performance, in making compensation decisions. We also regularly review our compensation practices, both in terms of our overall workforce and individual employees, to ensure that we compensate our employees in a fair and equitable manner. We also comply with the applicable pay transparency laws by ensuring that our job postings and applicant/employee requests for compensation information are in compliance with state or local laws.

Diversity, Equity, and Inclusion

We remain committed to fostering, cultivating, and maintaining a culture of diversity and inclusion. Our philosophy and actions are built on the premise that as an employer and citizens of our communities, we can create opportunities for lasting change.

We take a multi-tiered approach to our diversity, equity and inclusion ("DEI") practices. We continue to expand our recruiting efforts through employer partnerships and targeted events to diversify our candidate pipeline. Our employee benefits package is tailored to meet a variety of our employees' needs, including a generous parental leave, open paid time-off, and a charitable giving program for employees to support causes and organizations that have special meaning to them. Our core values speak to the importance of individuality, transparency, and challenging ourselves to actively learn and grow together. We will be offering discussion sessions and foundational DEI training to further promote awareness and acceptance. As we look ahead, we will continue to assess our company practices with the intent of creating sustainable programs over the long-term, recognizing the importance of prioritizing progress over perfection.

Community Involvement

We aim to enhance the communities where we live and work, and believe that this commitment helps in our efforts to attract and retain employees. We offer employees the opportunity to give back to charities of their choice and the Company matches team member contributions to qualified 501(c)(3) organizations, up to $2,500 per team member per calendar year and also by offering employees paid volunteer time each year. We also offer company-sponsored volunteer events to our employees.

Employee Health and Welfare

Our employee benefits package is tailored to meet a variety of our employees' needs, including generous health insurance benefits, 401(k) matching contributions, generous parental and other leave benefits, open paid time-off, and a charitable giving program for employees to support causes and organizations that have special meaning to them.

We employ a hybrid work schedule, with most employees working in one of our offices two days per week, and working remotely on other days, to offer employees the flexibility they need to balance their personal and work lives. To cover the costs and help ease the stress of working from home, we provide our employees with benefits such as internet and cell phone reimbursement, office supply purchasing, flexible work schedules, and access to other tools. We monitor and follow the advice of the public health authorities in the areas where our offices are located.

Available Information

We file with the SEC Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") with the SEC. The SEC maintains an Internet website that contains reports, proxy, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

Our internet website address is https://www.mediaalpha.com/. We make available on our internet website, free of charge, our Annual Report on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K, Proxy Statements, and amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Exchange Act as soon as reasonably practicable after such materials are electronically filed with, or furnished to, the SEC.

Item 1A. Risk Factors.

Risks related to our business and industry

Our business is dependent on our relationships with our partners using our platform, many of which have no long-term contractual commitments with us. If demand partners stop purchasing Consumer Referrals on our platform, if supply partners stop making Consumer Referrals available on our platform, or if we are unable to establish and maintain new relationships with demand or supply partners on our platform, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

A substantial majority of our revenue is derived from sales of Consumer Referrals to demand partners on our platform. Our relationships with such demand partners are dependent on our ability to make quality Consumer Referrals available on our platform at attractive volumes and prices, which in turn depends on our relationship with our supply partners. If demand partners are not able to acquire their preferred Consumer Referrals on our platform, they may stop purchasing on our platform. If demand partners are not able to reach desired consumer segments precisely or do not achieve their desired return on their customer acquisition spend, they may stop using our platform.

Supply partners use our platform to optimize consumer conversions and the yield on their traffic. If supply partners are not able to obtain the best yield on their traffic using our platform, they may stop using our platform to make their Consumer Referrals available.

The majority of our partners can stop using our platform at any time with no notice. Many of our agreements with our partners have no fixed term and are cancellable upon 30 or 60 days' notice. Furthermore, the agreements with our partners do not require that such partners transact a minimum amount on our platform. As a result, we cannot guarantee that our partners will continue to work with us, or, if they do, the amount of Consumer Referrals demand partners will purchase or the amount of Consumer Referrals supply partners will make available on our platform.

If a partner is not satisfied with our platform, it could cause us to lose our relationship with them. In addition to a loss of revenue, this may produce publicity that could hurt our reputation and adversely affect our ability to retain business or secure new business with other partners. The success of our platform depends on both our supply partners making available a robust supply of Consumer Referrals and our demand partners' willingness to pay to purchase such Consumer Referrals. Accordingly, the loss of a supply partner's traffic could affect our ability to provide a sufficient supply of Consumer Referrals for demand partners to acquire. In turn, the loss of a demand partner's purchasing power on our platform could decrease the payouts to supply partners, which could decrease our supply of Consumer Referrals.

We may decide to terminate our relationship with a partner for a number of reasons and at any time. For example, in October 2020, we terminated our relationship with a supply partner that represented approximately 2% of revenue for the year ended December 31, 2020. The termination of our relationship with a partner could reduce the number of demand partners seeking to purchase Consumer Referrals and supply partners seeking to sell their Consumer Referrals to our platform. In connection with such a termination, we would lose a source of Transaction Value and fees for future sales. Our business, financial condition, operating results, cash flows, and prospects could also be harmed if in the future we fail to develop new partner relationships.

We depend on a small group of demand and supply partners for a substantial portion of our business. Changes in our relationships with these partners may adversely affect our business, financial condition, operating results, cash flows, and prospects.

We derive a large portion of our revenue from our demand partners through their purchases of Consumer Referrals provided by our supply partners. A limited number of our demand and supply partners account for a substantial portion of our business. Our largest demand partner represented 7% and 10% of our revenue for the years ended December 31, 2023 and 2022, respectively, and our next largest demand partner represented 6% and 5% of revenue for the years ended December 31, 2023 and 2022, respectively. Our top 20 demand partners represented 41% and 46% of our revenue for the years ended December 31, 2023 and 2022, respectively.

The majority of our agreements with our demand and supply partners do not include minimum transaction volume commitments, and accordingly, our supply partners can reduce or cease the volume of Consumer Referrals they provide to our platform, and/or our demand partners can reduce or cease their purchasing on our platform at any time. In addition, many of our agreements with our demand and supply partners are terminable by the partner without cause upon 30 or 60 days' notice. Should we become dependent on fewer demand or supply partner relationships (whether as a result of the termination of existing relationships, insurance carrier consolidation or otherwise), we may become more vulnerable to adverse changes in our relationships with, or demand for our Consumer Referrals from, our demand or supply partners, which in turn could harm our business, financial condition, operating results, cash flows, and prospects. We expect to obtain payment from our demand partners for work performed and maintain an allowance against receivables for potential losses on partner accounts. Actual losses on partner receivables could differ from those that we have historically experienced or currently anticipate and, as a result, we may need to adjust our allowances. We may not accurately assess the creditworthiness of our partners. As a result, this could cause partners to delay payments to us, request modifications to their payment arrangements that could extend the timing of cash receipts, or default on their payment obligations to us. If we experience an increase in the time to bill and collect for our services, our business, financial condition, operating results, cash flows, and prospects could be adversely affected.

Our business is highly subject to business cycles and risks related to the property & casualty insurance, health insurance, and life insurance industries.

We derive a substantial majority of our revenue from sales of Consumer Referrals to property & casualty insurance carriers, health insurance carriers, and life insurance carriers. Revenue from our insurance verticals accounted for 96.6% and 95.5% of our total revenue for the years ended December 31, 2023 and 2022, respectively. If insurance carriers experience large or unexpected losses through the offering of insurance, these carriers may choose to decrease the amount of money they spend on customer acquisition, including with us. These insurance markets, most notably the automobile insurance industry, have historically been cyclical in nature. These cycles are often characterized by periods of "soft" market conditions, when carriers' loss ratios are relatively low and they tend to focus on investing to acquire customers and build market share, and "hard" market conditions, when their loss ratios are relatively high and they tend to prioritize profitability over growth and reduce their customer acquisition spending until they can obtain regulatory approval to raise premiums. As our insurance carrier partners go through these market cycles, our demand partners may increase or decrease their spending on Customer Referrals on our platform. These changes in spending may occur rapidly and without warning, and the duration of these market cycles can be difficult to predict accurately. Reductions in spending can have a material adverse impact on our operating results, causing them to fall short of the expectations of investors and securities analysts. For example, in the third quarter of 2021, many automobile insurers began to reduce their customer acquisition spending sharply in response to higher-than-expected loss ratios resulting from higher accident severity and increased repair costs due to global supply chain issues, and those reductions continued and in many cases worsened during 2022 and 2023. These reductions have materially and adversely affected our operating results, and the timing and extent of recovery from this hard market cycle are difficult to predict. We will likely experience similar insurance industry cycles in the future, which could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

Our partners may negotiate with us to reduce our platform fees or switch certain transactions from Open Marketplace to Private Marketplace, which could harm our business, financial condition, operating results, cash flows, and prospects.

Many of the terms of our agreements with our partners, including our platform fees, are specifically negotiated with each partner. Our partners may negotiate with us to reduce our platform fees. The outcome of such negotiations could result in terms that are less favorable to us than those contained in our existing agreements or those obtained by our competitors, which could impact our relationship with our partners and could harm our business, financial condition, operating results, cash flows, and prospects. In addition, the net revenue generated from transactions in our Open Marketplace is higher than the net revenue from transactions in our Private Marketplaces. In the past, certain of our supply and demand partners have switched their transactions with each other from our Open Marketplace to a Private Marketplace once they have reached a significant level of Transaction Value, and this may occur with other supply and demand partners in the future. Such transitions may occur with minimal notice, and may cause our operating results for a given period to fail to meet our expectations or those of any analysts that cover us or investors, which could cause the market price of our Class A common stock to fall substantially.

Demand partners who access our platform can attract consumers directly through their own customer acquisition strategies, including third-party online platforms and other methods of distribution, or obtain similar services from our competitors. Similarly, supply partners can seek to monetize high-intent consumers or maximize the value of non-converting consumers on their websites by building their own solutions or turning to other service providers, including our competitors.

The majority of our demand partners do not have exclusive relationships with us, and they may change the manner in which they market and distribute their products. They can attract consumers directly through their own customer acquisition strategies, including third-party online platforms and other methods of distribution, such as referral arrangements, physical storefront operations or broker agreements. Such demand partners also may obtain Consumer Referrals through one or more online competitors of our business. If such demand partners determine to compete directly with us or choose to favor one or more third-party platforms, they could cease or reduce purchases of Consumer Referrals on our platform. In our insurance verticals, if consumers seek insurance policies directly from insurance carriers, or if insurance carrier partners seek Consumer Referrals through our competitors or cease providing us with access to their systems or information, the number of transactions by demand partners on our platform may decline, which could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

Similarly, most of our supply partners do not have exclusive relationships with us, and they can seek other solutions to maximize their consumer traffic monetization, such as building their own solution or turning to other service providers, including our competitors, in order to monetize high-intent consumers or maximize the value of non-converting consumers on their websites. Consolidation of sellers could eventually lead to a concentration of desirable inventory on websites or networks owned by a small number of individuals or entities, which could limit the supply or impact the pricing of inventory available to us. We cannot assure you that we will be able to acquire Consumer Referrals that meet our partners' performance, price, and quality requirements, in which case our revenue could decline or our operating costs could increase.

If we fail to compete effectively against technology companies engaged in digital customer acquisition and other competitors, we could lose partners and our revenue may decline.

We operate in the broadly defined tech-enabled insurance distribution sector. Within this sector, our closest competitors are technology companies engaged in digital customer acquisition. This sector is intensely competitive, and we expect this competition to continue to increase in the future both from existing and new competitors that provide competing platforms or technology. We compete both for demand partners' customer acquisition budgets and high-quality Consumer Referrals. We compete on the basis of a number of factors, including return on investment, technology, and client service. Our principal competitors in this space include technology companies engaged in digital customer acquisition for insurance carriers, as well as other companies including:

- direct distribution companies focused on insurance products;

- industry-specific portals or customer acquisition companies with insurance-focused research online destinations;

- online marketing or media services providers;

- major internet portals and search engine companies with online advertising platforms; and

- supply partners with their own sales forces that sell their online Consumer Referrals directly to buyers.

Finding, developing, and retaining high quality Consumer Referrals on a cost-effective basis is challenging because competition for web traffic among companies engaged in digital customer acquisition, websites, and search engines, as well as competition with traditional media companies, has resulted and may continue to result in significant increases in web traffic costs, declining margins, and reduction in revenue. In addition, if we expand the scope of our services and/or served markets, we may compete with a greater number of technology companies, websites, buyers, and traditional media companies across an increasing range of different services, including in vertical markets where competitors may have advantages in expertise, brand recognition, and other areas. Internet search companies with brand recognition have significant numbers of direct sales personnel and web traffic that provide a significant competitive advantage and have a significant impact on pricing for Consumer Referrals or web traffic. Some of these companies may offer or develop more vertically targeted products that match consumers with products and services or match Consumer Referrals with buyers and, thus, compete with us more directly. The trend toward consolidation in online marketing may also affect pricing and availability of Consumer Referral inventory. Many of our current and potential competitors also have other competitive advantages over us, such as longer operating histories, greater brand recognition, larger client bases, greater access to Consumer Referrals or web traffic more generally, and significantly greater financial, technical, and marketing resources. As a result, we may not be able to compete successfully. Competition from the DTC distribution channel may affect both volume and price, and, thus, revenue, profit margins, and profitability. If we fail to deliver results that are superior to those that other technology companies engaged in digital customer acquisition deliver to partners, we could lose partners and market share, and our revenue may decline.

If we are unable to develop new offerings, achieve increased partner adoption of those offerings or penetrate new vertical markets, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

Our continued improvement of our product and service offerings is critical to our continued growth. Accordingly, we must continually invest resources in product, technology, and development in order to further enhance the capabilities, effectiveness and competitive differentiation of our platform, including by improving upon and expanding the tools we offer to our partners for customer acquisition cost management and optimization.

In addition, while we have historically concentrated our efforts on the property & casualty insurance, health insurance, and life insurance markets, we may in the future seek to opportunistically penetrate other vertical markets, such as consumer finance, education, and home services. In order to penetrate new vertical markets successfully, it will be necessary to develop an understanding of those new markets and the associated risks, which may require substantial investments of time and resources, and even then we may not be successful. In such event, our revenue may grow at a slower rate than we anticipate and our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

If we fail to manage future growth effectively, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

We have experienced rapid growth in recent years and anticipate further growth in the future. This growth has placed, and will continue to place, significant demands on management and our operational infrastructure. As we continue to grow, we must continue to maintain and enhance our platform and information technology infrastructure, as well as our financial and accounting systems and controls. We must also continue to attract, train and retain a significant number of qualified information technology and other personnel, and to effectively integrate, develop, and motivate our employees, while maintaining the beneficial aspects of our company culture. If we do not manage the growth of our business and operations effectively, the quality of our services and efficiency of our operations could suffer and we may not be able to execute on our business plan, which could harm our business, financial condition, operating results, cash flows, and prospects.

Our past growth or the past growth in our verticals or by our competitors may not be indicative of future growth, and our revenue growth rate may decline in the future.

Our past growth or the past growth in our verticals or by our competitors may not be indicative of future growth, if any. We will not be able to grow as expected, or at all, if we do not accomplish the following:

- maintain and expand the number of demand and supply partners that use our platform;

- increase the volume and quality of Consumer Referrals available on our platform;

- further enhance the capabilities and effectiveness of our platform, and effectively demonstrate the value provided by our platform to current and prospective partners;

- maintain the quality of our platform; and

- expand our presence to new verticals.

Our revenue growth rates may also be limited if we are unable to achieve high market penetration rates as we experience increased competition. If our revenue or revenue growth rates decline, investors' perceptions of our business may be adversely affected and the market price of our Class A common stock could decline.

If we are unable to attract, integrate, and retain qualified employees, our ability to develop and successfully grow our business could be harmed.

Our business depends on our ability to retain our key executives and management, including Steven Yi, Chief Executive Officer and Co-Founder, and Eugene Nonko, Chief Technology Officer and Co-Founder, and to hire, develop, and retain other key employees. Our ability to expand our business depends on our being able to hire, train, and retain sufficient numbers of experienced information technology employees, as well as data analytics, product and account management, and other personnel. Our success in recruiting highly skilled and qualified employees can depend on factors outside of our control, including the strength of the general economy and local employment markets and the availability of alternative forms of employment. Experienced information technology personnel, who are critical to the success of our business, are in particularly high demand. This demand is particularly acute in the Seattle, Washington area, where our technology and engineering team is based. Competition for their talents is intense, and retaining such individuals can be difficult. The loss of any of our executive officers or other key employees could materially and adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Most of our executive officers and other key employees are at-will employees, which means they may terminate their employment relationships with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. Key executives and other employees have left our company to pursue other opportunities in the past, and may do so in the future. If we do not succeed in attracting well-qualified employees or retaining and motivating our existing employees, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

We may acquire other companies or technologies, which could divert our management's attention, result in additional dilution to our stockholders, and otherwise disrupt our operations and harm our operating results, financial condition, and prospects.

As part of our growth strategy, we intend to acquire businesses or technologies that we believe could complement, expand or enhance the features and functionality of our platform and our technical capabilities, broaden our service offerings or offer growth opportunities. For example, on April 1, 2022 we acquired substantially all of the assets of Customer Helper Team, LLC, a company engaged in lead generation through social media and short form video channels. The identification of suitable acquisition candidates can be difficult, time-consuming, and may divert the attention of management away from operating our business and cause us to incur various expenses in identifying, investigating and pursuing suitable acquisitions, whether or not such acquisitions are consummated. Acquisitions also could result in dilutive issuances of equity securities, the incurrence of debt, contingent liabilities, amortization expenses, impairment of goodwill and/or purchased long-lived assets, and restructuring charges, any of which could adversely affect our operating results and financial condition. In addition, we may face risks or experience difficulties in:

- effectively managing the combined business following the acquisition;

- implementing operations, technologies, controls, procedures, and/or policies at the acquired company;

- integrating the acquired company's accounting, human resource, and other administrative systems, and coordination of product, engineering, and sales and marketing functions;

- transitioning operations, users, and customers onto our existing platforms;

- obtaining any required approvals on a timely basis, if at all, from governmental authorities, or conditions placed upon approval that could, among other things, delay or prevent us from completing a transaction, or otherwise restrict our ability to realize the expected financial or strategic goals of an acquisition or other strategic transaction;

- cultural challenges associated with integrating employees from the acquired company into our organization, and retention of employees from the businesses we acquire;

- liability for activities of the acquired company, including intellectual property infringement claims, privacy issues, violations of laws, commercial disputes, tax liabilities, and other known and unknown liabilities; and

- litigation or other claims in connection with the acquisition of the acquired company, including claims from terminated employees, customers, former stockholders, or other third parties.

Depending on the condition of any company or technology we may acquire, that acquisition may, at least in the near term, adversely affect our business, financial condition, operating results, cash flows, and prospects and, if not successfully integrated with our organization, may continue to have such effects over a longer period. We may not realize the anticipated benefits of any acquisitions and we may not be successful in overcoming these risks or any other problems encountered in connection with potential acquisitions. Our inability to overcome these risks could have an adverse effect on our profitability, return on equity, and return on assets, and our ability to implement our business strategy and enhance stockholder value, which in turn could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

We rely on data provided to us by our demand partners, our supply partners, and consumers to improve our technology and service offerings, and if we are unable to maintain or increase the amount of such data available to us, we may be unable to provide our demand partners with a bidding experience that is relevant, efficient, and effective or our supply partners with satisfactory revenue yields, which could adversely affect our business, financial condition, operating results, cash flows, and prospects.

Our business relies on the data provided to us by our demand partners, our supply partners, and consumers. The large amount of information we use in operating our platform is critical to the optimal functioning of our platform. If we are unable to maintain or effectively utilize the data provided to us, including data from our demand partners regarding consumer conversion, the value that we can provide to our partners may be reduced. In addition, the quality, accuracy, and timeliness of this data may suffer, which may lead to a negative bidding experience for demand partners using our platform, or decreased yields for supply partners using our platform, which could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

We have made substantial investments, including time and human resources, in the development of our proprietary technology platform, which relies on consumer-provided data, third-party data, predictive modeling, and analytics engines to maximize value for our platform users. We cannot assure you that we will be able to continue to collect and retain sufficient data, or to improve our data technologies, to satisfy our operating needs and the needs of our partners. Failure to do so could materially and adversely affect our business, financial condition, operating results, cash flows and prospects.

In addition, to the extent consumers or third parties provide our suppliers' websites or our proprietary websites with inaccurate information or fail to provide information, the quality of Consumer Referrals offered to our demand partners through our platform may suffer. A decrease in quality of Consumer Referrals could lead to a reduction in use of our platform by our demand partners.

We depend upon internet search companies to direct a significant portion of visitors to our suppliers' websites and our proprietary websites. Changes in search engine algorithms have in the past harmed and may in the future harm the websites' placements in both paid and organic search result listings, which may reduce the number of visitors to our supply partners' websites and our proprietary websites and as a result, cause our revenue to decline.

Our success depends on our suppliers' ability to attract online visitors to their websites and our ability to attract online visitors to our proprietary websites, and to convert them into Consumer Referrals for our partners in a cost-effective manner. We depend on internet search companies to direct a substantial share of visitors to our suppliers' websites and our proprietary websites. Search companies offer two types of search results: organic and paid listings. Organic listings are displayed based solely on formulas designed by the search companies. Paid listings are displayed based on a combination of the buyer's bid price for particular keywords and the search engines' assessment of the website's relevance and quality. If one or more of the search engines or other online sources on which we or our suppliers rely for purchased listings modifies or terminates its relationship with us or decides to decrease its rating of the relevance and quality of our suppliers' or our proprietary websites, our expenses could rise, we could lose consumers, and traffic to our suppliers' websites and our proprietary websites could decrease, which could in turn decrease the amount and quality of Consumer Referrals made available for sale on our platform. Any of the foregoing could have a material and adverse effect on our business, financial condition, operating results, cash flows and prospects.

The ability to maintain or grow the number of visitors to our suppliers' websites and our proprietary websites from search companies is not entirely within our control. Search companies frequently revise their algorithms and changes in their algorithms have in the past caused or could in the future cause our suppliers' websites and our proprietary websites to receive less favorable placements. There have been fluctuations in organic rankings for a number of our suppliers' websites and some of the paid listing campaigns have also been harmed by search engine algorithmic changes. Search companies could also determine that the content of our suppliers' websites or our proprietary websites is either not relevant or is of poor quality.

In addition, search engine companies periodically change their advertising policies, or implement new policies, which can affect the placement of our paid search results in listings (or even our ability to participate in paid search result listing at all), reducing the number of visitors to our owned and operated and third-party publishers' websites. For example, in April 2021, Google implemented a new policy requiring paid search advertisers to be licensed health insurance brokers to bid on health insurance-related keywords, which required us to become a licensed health insurance broker in all 50 states and the District of Columbia to be able to continue bidding on such keywords. Any such new or revised policies implemented in the future, or the loss of insurance licenses in particular states, could have a material adverse impact on our or our suppliers' ability to drive traffic to our respective websites, which could result in a smaller supply of Consumer Referrals available on our platform to our demand partners and thus lower revenue, which would have an adverse effect on our business, financial condition, operating results, cash flows, and prospects.

We or our supply partners may also fail to optimally manage our paid listings, or our proprietary bid management technologies may fail, which may lead to a decrease in the number of visits to our supply partners' websites or our proprietary websites. As a result, we may need to use more costly sources to replace lost visitors who could have contributed to our supply of Consumer Referrals, and such increased expense could adversely affect our business, financial condition, operating results, cash flows, and prospects. Even if we and our suppliers succeed in driving traffic to our respective websites, we may not be able to effectively monetize this traffic or otherwise retain users. Failure to do so could result in a smaller supply of Consumer Referrals available on our platform to our demand partners and thus lower revenue, which would have an adverse effect on our business, financial condition, operating results, cash flows, and prospects.

If the market for digital customer acquisition services fails to continue to develop, our success may be limited, and our revenue may decrease.

The digital customer acquisition services market is relatively new and rapidly evolving, and it uses different measurements than traditional media to gauge its effectiveness. Some of our current or potential partners have little or no experience using the internet for customer acquisition purposes and have historically allocated only limited portions of their customer acquisition budgets to the internet. The adoption of digital customer acquisition, particularly by those companies that have historically relied upon traditional media for customer acquisition, requires the acceptance of a new way of conducting business, exchanging information, and evaluating new customer acquisition technologies and services.

In addition, we may experience resistance from traditional advertising agencies that may be advising our partners. We cannot assure you that the market for digital customer acquisition services will continue to grow. If the market for digital customer acquisition services fails to continue to develop or develops more slowly than we anticipate, the success of our business may be limited, and our revenue may stop growing or decrease.

Our existing and any future indebtedness could adversely affect our ability to operate our business.

On July 29, 2021, our subsidiary QuoteLab, LLC entered into the First Amendment to the 2020 Credit Agreement ("Existing Credit Agreement"), as amended, which provides for the 2021 Term Loan Facility and the 2021 Revolving Credit Facility (collectively "2021 Credit Facilities"). The 2021 Revolving Credit Facility is available for general corporate purposes. The 2021 Credit Facilities will mature on July 29, 2026.

As of December 31, 2023, the aggregate principal amount outstanding under the 2021 Term Loan Facility was $171.0 million and our borrowing capacity under the 2021 Revolving Credit Facility was $45.0 million. In addition, we may in the future decide to incur additional indebtedness.

Our existing or future indebtedness could have important consequences, including:

- requiring us to dedicate a substantial portion of our cash flow to payments on our indebtedness, which would reduce the amount of cash flow available to fund working capital, capital expenditures or other corporate purposes;

- increasing our vulnerability to general adverse economic, industry, and market conditions;

- subjecting us to restrictive covenants, including restrictions on our ability to pay dividends and requiring the pledge of substantially all of our assets as collateral, that may reduce our ability to take certain corporate actions or obtain further debt or equity financing;

- limiting our ability to plan for and respond to business opportunities or changes in our business or industry; and

- placing us at a competitive disadvantage compared with our competitors that have less debt or better debt servicing options.

In addition, our indebtedness under the 2021 Credit Facilities bears interest at a variable rate, making us vulnerable to increases in the market rate of interest. For example, interest paid on the 2021 Credit Facilities during the year ended December 31, 2023 was $13.8 million, an increase of $6.7 million, or 95%, compared with the year ended December 31, 2022, due to rising interest rates. If the market rate of interest increases, we will have to pay additional interest on this indebtedness, which would reduce cash available for our other business needs.

The Existing Credit Agreement requires us to comply with certain financial covenants, including maintaining specific financial ratios. These ratios are based in part on our Consolidated EBITDA, as defined in the Amended Credit Agreement. Our ability to continue to meet these financial ratios and tests will be dependent upon our future performance, which will be subject to financial, business and other factors affecting our operations, many of which are beyond our control. During the second half of 2021, the auto insurance industry began to experience a cyclical downturn, as supply chain disruptions and cost increases caused by the pandemic and overall inflationary pressures contributed to higher-than-expected P&C insurance claims costs, which led many carriers to reduce their customer acquisition spending to preserve their profitability. These reductions continue to impact revenue from our P&C insurance vertical and we are currently unable to predict the timing or slope of a recovery in this vertical. In the event that we are unable to generate the levels of Consolidated EBITDA required to maintain compliance with such financial covenants, we may need to reduce operating costs, negotiate amendments to or waivers of the terms of such credit facilities, refinance our debt, or raise additional capital.

We may not have sufficient funds, and may be unable to generate sufficient cash flows from operations, to pay the amounts due under our existing debt instruments. Failure to make payments or comply with other covenants under our existing or future debt instruments could result in an event of default. Upon the maturity of the 2021 Credit Facilities, or earlier if an event of default occurs and the lender accelerates the amounts due, we may need to seek additional financing, which may not be available on acceptable terms, in a timely manner or at all. In such event, we may not be able to make accelerated payments, and the lender could seek to enforce security interests, if any, in the collateral securing such indebtedness, which includes or could include substantially all of our assets. In addition, the covenants and other terms of our existing or future debt instruments could interfere with our execution of our growth strategy and limit our ability to obtain additional debt financing. Any of these events could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

We maintain cash balances in our bank accounts that exceed the FDIC insurance limitation.

We maintain our cash assets at commercial banks in the U.S. in amounts in excess of the Federal Deposit Insurance Corporation insurance limit of $250,000. In the event of a failure at a commercial bank where we maintain our deposits or uninsured losses on money market or other cash equivalents in which we maintain cash balances, we may incur a loss to the extent such loss exceeds the insurance limitation, which could have a material adverse effect upon our financial conditions and our results of operations.

Operating and growing our business may require additional capital, and if capital is not available to us, our business, financial condition, operating results, cash flows, and prospects may suffer.

Operating and growing our business is expected to require further investments in our technology and operations. We may be presented with opportunities that we want to pursue, and unforeseen challenges may present themselves, any of which could cause us to require additional capital beyond our internally generated cash flows. At any given time, if our cash needs exceed our expectations or we experience rapid growth, we could experience strain in our cash flow, which could adversely affect our operations in the event we were unable to obtain other sources of liquidity. If we raise additional funds through future issuances of equity or convertible debt securities, our stockholders could suffer significant dilution, and any new equity securities we issue could have rights, preferences and privileges superior to those of holders of our common stock. Any debt financing that we may secure in the future could involve debt service obligations and restrictive covenants relating to our capital raising activities and other financial and operational matters, which may make it more difficult for us to obtain additional capital and to pursue business opportunities. If we are unable to obtain adequate financing or financing on terms satisfactory to us, when we require it, our ability to continue to pursue our business objectives and to respond to business opportunities, challenges or unforeseen circumstances could be significantly limited, and our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

We have incurred significant net losses in the past and we may not be able to generate sufficient revenue to be profitable over the long term.

We have incurred net losses in the past, and we have an accumulated deficit of $522.6 million at December 31, 2023. If we fail to maintain or grow our revenue and manage our expenses, we may incur significant losses in the future and not be able to maintain or increase our profitability.

If we fail to protect our brand, our ability to expand the use of our platform by buyers and sellers may be adversely affected.

Maintaining strong brand recognition and a reputation for delivering value to our partners is important to our business. A failure by us to protect our brand and deliver on these expectations could harm our reputation and damage our ability to attract and retain partners, which could adversely affect our business, financial condition, operating results, cash flows, and prospects. Furthermore, a failure to protect our trademarks and domain names could adversely affect our brand and make it more difficult for users to find our platform. In addition, our competitors may have more resources than we do and may spend more advertising their brands and services. Accordingly, we could be forced to incur greater expense marketing our brand in the future to preserve our position in the market and, even with such greater expense, may not be successful in doing so. Furthermore, complaints or negative publicity about our business practices, legal compliance, marketing and advertising campaigns, data privacy and security issues, and other aspects of our business, whether valid or not, could damage our reputation and brand. If we are unable to maintain or enhance client awareness of our brand cost-effectively, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

Changes in tax laws or exposure to additional income or other tax liabilities could affect our future profitability.

We are subject to income taxes in the United States, various state and local jurisdictions and foreign jurisdictions. Our effective tax rate and profitability could be subject to volatility or adversely affected by a number of factors, including:

- changes in applicable tax laws and regulations, or their interpretation and application, including the possibility of retroactive effect;

- changes in accounting and tax standards or practice;

- changes in the valuation of deferred tax assets and liabilities; and

- our operating results before taxes.

In addition, we have in the past been, and may in the future be subject to audits of our income, sales, and other taxes by U.S. federal, state and local taxing authorities, and foreign authorities. Outcomes from these audits could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Taxing authorities may assert that we should have collected or in the future should collect sales, use, value added or similar taxes, and we could be subject to liability with respect to past or future sales, which could adversely affect our operating results.

We do not collect sales, use, value added or similar taxes in the majority of the jurisdictions in which we have sales, and we believe that such taxes are not applicable either because we do not have the requisite amount of contacts with the state for the state to be able to impose these taxes or our products and services are not subject to these taxes. Sales, use, value added and similar tax laws and rates vary greatly by jurisdiction. Certain jurisdictions in which we do not collect such taxes may assert that such taxes are applicable, which could result in tax assessments, penalties and interest, to us or our end-customers for the past amounts, and we may be required to collect such taxes in the future. If we are unsuccessful in collecting such taxes from our end-customers, we could be held liable for such costs. Such tax assessments, penalties and interest, or future requirements may adversely affect our operating results.

We may from time to time be subject to litigation, which may be extremely costly to defend, could result in substantial judgment or settlement costs or subject us to other remedies.

We are currently not a party to any material legal proceedings. However, we have in the past and may from time to time in the future be involved in various legal proceedings, including, but not limited to, actions relating to claims of violations of laws or regulations, breach of contract, and intellectual property infringement, misappropriation or other violation. For example, insurance regulators have in the past and may in the future make claims that certain of our proprietary properties, particularly in our health insurance vertical, do not comply with one or more regulations governing marketing of insurance products in that state. Claims may be expensive to defend, may divert management's time away from our operations, and may affect the availability and premiums of our liability insurance coverage, regardless of whether they are meritorious or ultimately lead to a judgment against us. We cannot assure you that we will be able to successfully defend or resolve any current or future litigation matters, in which case those litigation matters could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Sellers, vendors, or their respective affiliates may engage in unauthorized or unlawful acts that could subject us to significant liability or cause us to lose demand partners and revenue.

We generate a majority of our Consumer Referrals from online media that we source directly from our supply partners' websites, as well as indirectly from the affiliates of our supply partners. We also rely on third-party call centers and email marketers. Some of these third parties, vendors, and their respective affiliates are authorized to use our demand partners' brands, subject to contractual restrictions. Any activity by suppliers, vendors, or their respective affiliates which violates the marketing guidelines of our demand partners or that our demand partners view as potentially damaging to their brands, whether or not permitted by our contracts with our demand partners, could harm our relationships and cause demand partners to terminate their relationship with us, resulting in a loss of revenue. Moreover, because we do not have a direct contractual relationship with the affiliates of our suppliers, we may not be able to monitor the compliance activity of such affiliates. If we are unable to cause our suppliers to monitor and enforce our demand partners' contractual restrictions on such affiliates, our demand partners may terminate their relationships with us or decrease their customer acquisition budgets with us. In addition, we may also face liability for any failure of our suppliers, vendors or their respective affiliates to comply with regulatory requirements.

The law is unsettled on the extent of liability that an advertiser has for the activities of sellers or vendors. Insurance regulations may impose liability on us and our demand partners for misrepresentations made by their marketing service providers. In addition, certain of our contracts impose liability on us, including indemnification obligations, for the acts of our sellers or vendors. We could be subject to costly litigation and, if we are unsuccessful in defending ourselves or in obtaining indemnity from our vendors, we could incur damages for the unauthorized or unlawful acts of sellers or vendors.

Broad-based pandemics or public health crises, such as the COVID-19 pandemic, have had, and may in the future have, an adverse impact on our business, financial condition, operating results, cash flows, and prospects.

Our business has been, and may in the future be, adversely impacted by the effects of public health crises, such as the global COVID-19 pandemic. The impacts of the COVID-19 pandemic, including supply chain constraints and labor shortages, have contributed to higher-than-expected inflation in insurance claims costs, which has driven significant reductions in P&C insurance carrier profitability, leading our P&C insurance carrier partners to reduce their customer acquisition spending. The timing and slope of a recovery in this vertical are difficult to predict. In addition, in our travel vertical, COVID-19 has led to a dramatic decline in consumers shopping for travel-related products, which has led to a significant decline in our revenue from the travel vertical, and there is uncertainty about whether our business in this vertical will return to pre-pandemic levels and the timing of any such recovery.

In addition, future outbreaks of COVID-19 or other widespread diseases may occur in the future, any of which could negatively affect customer acquisition spend by our demand partners or on consumer insurance product search activity (and, in turn, Consumer Referral availability), or require changes to our business operations, any of which could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Our business could be adversely affected by natural disasters, political crises, economic downturns or other unexpected events.

A significant natural disaster, such as an earthquake, fire, hurricane, tornado, flood or significant power outage, could disrupt our operations, platform, the internet or the operations of our third-party technology providers. In particular, our corporate headquarters are located in Los Angeles, California, a region known for seismic activity. In addition, any unforeseen political crises, terrorist attacks, war, political instability, or other catastrophic events, whether in the United States or abroad, could adversely affect our operations or the economy as a whole. The impact of any natural disaster, act of terrorism or other disruption to us or our third-party providers' abilities could result in decreased demand for our offerings or a delay in the provision of our offerings, which could adversely affect our business, financial condition, operating results, cash flows, and prospects. All of the aforementioned risks may be further increased if our disaster recovery plans prove to be inadequate.

Risks related to information security and privacy, the integrity of our platform, and our intellectual property

Our business could be materially and adversely affected by a cybersecurity breach or other attack involving our computer systems or those of our partners or third-party service providers.

Our systems and those of our partners and third-party service providers could be vulnerable to cyber-attacks by third parties seeking unauthorized access to our data or data of our partners or consumers, or to disrupt our ability to provide service. Our operations involve the collection, storage, processing, and transmission of a large amount of data, including personal information, and security breaches could result in the loss or exposure of this information, which could result in potential liability, litigation and remediation costs, as well as reputational harm, or otherwise materially disrupt our operations, any of which could have an adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Cybersecurity incidents are increasing in frequency and evolving in nature and include, but are not limited to, installation of malicious software, ransomware, viruses, phishing attacks, denial of service or other attacks, breach by intentional or negligent conduct on the part of employees or other internal sources, unauthorized access to data and other electronic security breaches. Concerns about security increase when information (including personal data) is transmitted electronically, as is the case with both our technology platform and our other information technology systems, as such transmissions can be subject to attack, interception, loss or corruption. In addition, computer viruses and malware can be distributed and spread rapidly over the internet and could infiltrate our systems or those of our buyers, sellers, and third-party service providers. Further, outside parties may attempt to fraudulently induce our employees, partners or third-party service providers to disclose sensitive information in order to gain access to our systems. Infiltration of our systems or those of our partners and third-party service providers could lead to disruptions in systems, accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of confidential or otherwise protected information (including personal data) and the corruption of data. These risks may increase as we continue to grow and collect, process, store, and transmit increasingly large amounts of data. Although we are not aware of any material information security breaches to date, we have detected common types of attempts to attack our information systems and data.

If we or any of our partners or third-party service providers experience security breaches that cause interruptions to the services we provide, or the loss or unauthorized disclosure or use of confidential information, it could cause partners or consumers to lose confidence and trust in us and our services, terminate data integrations with us, or stop using our platform or websites entirely, which could have an adverse effect on our business, financial condition, operating results, cash flows, and prospects.

We take efforts to protect our systems and data, including establishing cybersecurity policies and processes, performing risk assessments to aid in the identification and mitigation of threats, and implementing technological measures designed to provide multiple layers of security. However, it is difficult or impossible to defend against every risk being posed by changing technologies as well as criminals' intent on committing cyber-crime, and these efforts may not be successful in preventing, detecting, or stopping attacks. The sophistication and resources of cyber criminals and other threat actors continue to increase, and the techniques they use to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently, often are not recognized until launched against a target, and often originate from less regulated and remote areas around the world. As a result, we may be unable to proactively implement adequate preventative measures, to react in a timely manner to any cyber-attacks or other security incidents, or to successfully implement remediation efforts. Controls employed by our information technology department and our partners and third-party service providers, including cloud vendors, could prove inadequate. We also have employees and contractors located outside of the United States, which may subject us to greater risk of cyberattacks. A breach of our security that results in unauthorized access to our data could expose us to a disruption or challenges relating to our daily operations, as well as to data loss, litigation, damages, fines and penalties, significant increases in compliance costs and reputational damage, any of which could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

We rely on third-party service providers and technologies to operate critical business systems to process sensitive information in a variety of contexts, including cloud-based infrastructure, data center facilities, encryption and authentication technology, employee communications, and other functions, and we also have data integrations with certain partners, both of

which may increase the risk of cybersecurity attacks and loss, corruption, or unauthorized publication of our information or the confidential information of consumers and employees. Third-party risks may include insufficient security measures, data location uncertainty, and the possibility of data storage in inappropriate jurisdictions where laws or security measures may be inadequate. Although we generally have agreements relating to cybersecurity and data privacy in place with our partners and third-party service providers, they are limited in nature and we cannot assure you that such agreements will prevent the accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data (including personal data) or enable us to obtain adequate or any reimbursement from our partners or third-party service providers in the event we should suffer any such incidents.

Any or all of the issues above could adversely affect our ability to attract new partners and continue our relationship with existing partners, cause our partners to cancel their contracts with us or subject us to governmental or third-party lawsuits, investigations, regulatory fines or other actions or liability, thereby harming our business, financial condition, operating results, cash flows, and prospects. Any accidental or unauthorized access to or disclosure, loss, destruction, disablement or encryption of, use or misuse of or modification of data, cybersecurity breach or other security incident that we or our partners could experience or the perception that one has occurred or may occur, could harm our reputation, reduce the demand for our services and disrupt our normal business operations. In addition, it may require us to spend material resources to investigate or correct the breach and to prevent future security breaches and incidents, expose us to uninsured liability, increase our risk of regulatory scrutiny, expose us to legal liabilities, including litigation, regulatory enforcement, indemnity obligations or damages for contract breach, and cause us to incur significant costs, any of which could materially adversely affect our business, financial condition, and results of operations. Moreover, there could be public announcements regarding any such incidents and any steps we take to respond to or remediate such incidents, and if securities analysts or investors perceive these announcements to be negative, it could have a substantial adverse effect on the price of our Class A common stock.

We collect, process, store, share, disclose, transfer, and use consumer information and other data, and an actual or perceived failure to protect such information and data or respect users' privacy could damage our reputation and brand or negatively affect our ability to retain partners and harm our business, financial condition, operating results, cash flows, and prospects.

The operation of our platform involves the collection, processing, storage and transmission of consumers' information, including personal information, and security breaches could expose us to a risk of loss or exposure of this information, which could result in potential liability, investigations, regulatory fines, litigation, and remediation costs, as well as reputational harm, all of which could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects. For example, unauthorized parties could steal consumer names, email addresses, physical addresses, phone numbers, and other information, which we collect when providing our services.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to consumers or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of sensitive information, which could include personally identifiable information or other user data, may result in governmental investigations, enforcement actions, regulatory fines, litigation, and public statements against us by consumer advocacy groups or others, and could cause consumers and partners to lose trust in us, all of which could be costly and have an adverse effect on our business, financial condition, operating results, cash flows, and prospects. Regulatory agencies or business partners may institute more stringent data protection requirements or certifications than those which we are currently subject to and, if we cannot comply with those standards in a timely manner, we may lose the ability to maintain our platform. Moreover, if third parties that we work with violate applicable laws or our policies, such violations also may put consumer or partner information at risk and could in turn harm our reputation, business, financial condition, operating results, cash flows, and prospects.

There can be no assurance that any security measures that we or our third-party service providers have implemented will be effective against current or future security threats. While we have developed systems and processes to protect the integrity, confidentiality, and security of our and our partners' data, our security measures or those of our third-party service providers could fail and result in unauthorized access to or disclosure, modification, misuse, loss or destruction of such data.

In addition, we may be unable to halt the operations of third-party websites that aggregate or misappropriate our data, and such activity could harm our business, financial condition, operating results, cash flows, and prospects.

If we are unable to adequately obtain, maintain, protect or enforce our intellectual property rights, proprietary systems, technology and brand, our ability to compete could be harmed.

Our ability to compete effectively depends upon our ability to obtain, maintain, protect, and enforce our intellectual property rights, proprietary systems, technology and brand. We rely on a combination of trade secret, trademark and copyright law, confidentiality agreements, and technical measures to establish, maintain and protect our intellectual property rights and technology. These laws are subject to change at any time and could further limit our ability to protect our intellectual property rights. Additionally, there is uncertainty concerning the scope of intellectual property protection for software and business methods, which are fields in which we rely on intellectual property laws to protect our rights. Despite our efforts to obtain, maintain, protect, and enforce our intellectual property rights, these efforts may not be sufficient to effectively prevent unauthorized disclosure or unauthorized use of our trade secrets or other confidential information or to prevent third parties from infringing, misappropriating, diluting or otherwise violating our intellectual property rights and offering similar or superior functionality. To the extent we are able to obtain enforceable intellectual property rights, such intellectual property rights may not prevent third parties from reverse engineering our proprietary information or independently developing product and service technology offerings and services similar to or duplicative of our product and service offerings. For example, monitoring and protecting our intellectual property rights can be challenging and costly and we may not be effective in policing or prosecuting such unauthorized use or disclosure.

We also may fail to maintain or be unable to obtain adequate protections for certain of our intellectual property rights in the U.S. or certain foreign countries, and our intellectual property rights may not receive the same degree of protection in foreign countries as they would in the U.S. because of the differences in foreign patent, trademark, copyright, and other laws concerning proprietary rights. Any of our intellectual property rights may be challenged or circumvented by others or invalidated or held unenforceable through administrative process or litigation in the U.S. or in foreign jurisdictions. Furthermore, legal standards relating to the validity, enforceability, and scope of protection of intellectual property rights are uncertain. In addition, our competitors may attempt to copy unprotected aspects of our product design or independently develop similar technology or design around our intellectual property rights. Third parties also may take actions that diminish the value of our proprietary rights or our reputation or cause partner confusion through the use of similar service names or domain names. Litigation regarding any intellectual property disputes may be costly and disruptive to us. Any of these results would harm our business, financial condition, operating results, cash flows, and prospects.

Additionally, we rely, in part, on trade secrets, proprietary know-how, and other confidential information to maintain our competitive position. We enter into confidentiality and invention assignment agreements with our employees and enter into confidentiality agreements with third parties, including our partners. However, we cannot guarantee that we have entered into such agreements with each party that has or may have had access to our proprietary information, know-how and trade secrets. Moreover, no assurance can be given that these agreements will be effective in controlling access to, distribution, use, misuse, misappropriation, reverse engineering or disclosure of our proprietary information, know-how and trade secrets. Further, these agreements may not prevent our competitors from independently developing technologies that are substantially equivalent or superior to our products and platform capabilities. These agreements may be breached, and we may not have adequate remedies for any such breach. Enforcing a claim that a party illegally disclosed or misappropriated a trade secret or know-how is difficult, expensive, and time-consuming, and the outcome is unpredictable. In addition, trade secrets and know-how can be difficult to protect and some courts inside and outside the U.S. are less willing or unwilling to protect trade secrets and know-how. If any of our trade secrets were to be lawfully obtained or independently developed by a competitor or other third party, we would have no right to prevent them from using that technology or information to compete with us. If any of our trade secrets were to be disclosed to or independently developed by a competitor or other third party, our competitive position would be materially and adversely harmed.

We currently hold various domain names relating to our brand, including mediaalpha.com, quotelab.com, and healthplans.com. Failure to maintain our domain names could adversely affect our reputation and brand and make it more difficult for current and future partners to find our website and our platform. We may be unable, without significant cost or at all, to prevent third parties from acquiring domain names that are similar to, infringe upon or otherwise decrease the value of our trademarks and other proprietary rights.

We may become subject to intellectual property disputes, which are costly and may subject us to significant liability and increased costs of doing business.

Our success depends, in part, on our ability to develop and commercialize our products and services without infringing, misappropriating or otherwise violating the intellectual property rights of third parties. However, we may not be aware that our products or services are infringing, misappropriating or otherwise violating third-party intellectual property rights and such third parties may bring claims alleging such infringement, misappropriation or violation. Third parties may be

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able to successfully challenge, oppose, invalidate, render unenforceable, dilute, misappropriate or circumvent our trademarks, copyrights, and other intellectual property rights. Additionally, companies in the internet, technology, and media industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement or other violations of intellectual property rights. As we face increasing competition and become increasingly high profile, the possibility of receiving a larger number of intellectual property claims against us grows. In addition, various "non-practicing entities," and other intellectual property rights holders may in the future attempt to assert intellectual property claims against us or seek to monetize the intellectual property rights they own to extract value through licensing or other settlements.

Any claim of infringement or other proceeding involving our intellectual property rights by a third party, even those without merit, against us or for which we are required to provide indemnification could cause us to incur substantial costs defending against the claim, could distract our management from our business, and could require us to cease use of such intellectual property. Further, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to make substantial payments for legal fees, settlement fees, damages, royalties, or other fees in connection with a claimant securing a judgment against us. If a third party is able to obtain an injunction preventing us from accessing such third party's intellectual property rights, or if we cannot license or develop alternative technology for any infringing aspect of our business, we would be forced to limit or stop sales of our products and platform capabilities or cease business activities related to such intellectual property.

We may be required to spend significant resources in order to monitor and protect our intellectual property rights, and some violations may be difficult or impossible to detect. Actions we may take to enforce our intellectual property rights may be expensive and divert management's attention away from the ordinary operation of our business and could result in the impairment or loss of portions of our intellectual property. Our efforts to enforce our intellectual property rights may be met with defenses, counterclaims, and countersuits attacking the validity and enforceability of our intellectual property rights, and, if such defenses, counterclaims, and countersuits are successful, we could lose valuable intellectual property rights. Our inability to secure and protect our intellectual property rights could impair the functionality of our platform, delay introductions of enhancements to our platform, result in our substituting inferior or more costly technologies into our platform, or harm our reputation and brand, and could materially and adversely affect our brand and business, financial condition, operating results, cash flows, and prospects. Furthermore, such enforcement actions, even if successful, may not result in an adequate remedy. In addition, many companies have the capability to dedicate greater resources to enforce their intellectual property rights and to defend claims that may be brought against them.

Although we carry general liability insurance, our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed. We cannot predict the outcome of lawsuits and cannot ensure that the results of any such actions will not have an adverse effect on our business, financial condition, operating results, cash flows, and prospects. Such claims could subject us to significant liability for damages and could result in our having to stop using technology found to be in violation of a third party's rights. Further, we might be required to seek a license for third-party intellectual property, which may not be available on commercially reasonable terms (if at all) and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on commercially reasonable terms, or at all, we could be required to develop alternative non-infringing technology, which could require significant time, effort and expense, and may ultimately not be successful. If we cannot license or develop technology for any infringing aspect of our business, we would be forced to limit our services, which could affect our ability to compete effectively. Any of these results would harm our business, financial condition, operating results, cash flows, and prospects.

Our business depends on our ability to maintain and improve the technological infrastructure that supports our platform, and any significant disruption in service on our platform could result in a loss of partners, which could harm our business, financial condition, operating results, cash flows, and prospects.

Our ability to service partners depends on the reliable performance of our technological infrastructure, including the cloud computing platforms we use. Interruptions, delays or failures in these systems, whether due to our cloud computing and other vendors, adverse weather conditions, natural disasters, power loss, computer viruses, cybersecurity attacks, physical break-ins, terrorism, errors in our software or otherwise, could be prolonged and could affect the security or availability of our platform. Our systems or those of third parties may also contain undetected errors or other performance problems or may fail due to human error. The reliability and security of our systems, and those of our partners and vendors, is important not only to maintaining our platform, but also to maintaining our reputation and ensuring the proper protection of our confidential and proprietary information. If we experience operational failures or prolonged disruptions or delays in the availability of our systems, we could lose current and potential partners, which could harm our business, financial condition, operating results, cash flows, and prospects.

Any errors, defects, or disruptions in our platform or services we rely on from third parties, or other performance problems with our platform or services we rely on from third parties could harm our brand and may damage the businesses of our partners. Our online systems, including our platform, could contain undetected errors, or "bugs," that could adversely affect their performance. Additionally, we update our platform and our other online systems. These updates may contain undetected errors when first introduced or released, which may cause disruptions in our services and may, as a result, cause us to lose current and potential partners, which could harm our business, financial condition, operating results, cash flows, and prospects.

We rely on third-party service providers for many aspects of our business, including the hosting of our platform, and any disruption of service experienced by a third-party service provider or our failure to manage and maintain existing relationships or identify other high-quality, third-party service providers could harm our business, financial condition, operating results, cash flows, and prospects.

We rely on Amazon Web Services to deliver our platform to our partners, and any disruption of, or interference with, our use of Amazon Web Services could adversely affect our business, financial condition, operating results, cash flows, and prospects.

Amazon Web Services ("AWS") is a third-party provider of cloud infrastructure services. We rely on AWS for the cloud computing infrastructure we use to host our platform and website, serve our users and support our operations and many of the internal tools we use to operate our business, including compute, storage, data transfer, and other functions and services. We do not have control over the operations of the facilities of AWS that we use. AWS' facilities may be vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cybersecurity attacks, terrorist attacks, power losses, telecommunications failures, and other events beyond our control. We have from time to time experienced service outages in AWS' systems and services. In the event that AWS' systems or service abilities are hindered by any of the events discussed above, our ability to operate our platform may be impaired, which could result in us missing financial targets for a particular period. A decision to close the facilities without adequate notice, or other unanticipated problems, could result in lengthy interruptions to our platform. All of the aforementioned risks may be exacerbated if our or AWS' business continuity and disaster recovery plans prove to be inadequate.

Additionally, AWS may experience threats or attacks from computer malware, ransomware, viruses, social engineering (including phishing attacks), denial of service or other attacks, employee theft or misuse, and general hacking, which have become more prevalent in our industry. Any of these security incidents could result in unauthorized access to, damage to, disablement or encryption of, use or misuse of, disclosure of, modification of, destruction of, or loss of our data or our partners' data or disrupt our ability to provide our platform or service. Our platform's continuing and uninterrupted performance is critical to our success. Users may become dissatisfied by any system failure that interrupts our ability to provide our platform to them. We may not be able to easily switch our AWS operations to another cloud or other data center provider if there are disruptions or interference with our use of AWS, and, even if we do switch our operations, other cloud and data center providers are subject to the same risks. Sustained or repeated system failures would reduce the attractiveness of our platform to our partners, thereby reducing revenue. Moreover, negative publicity arising from these types of disruptions could damage our reputation and may adversely impact the use of our platform. We may not carry sufficient business interruption insurance to compensate us for losses that may occur as a result of any events that cause interruptions in our service.

AWS does not have an obligation to renew its agreements with us on commercially reasonable terms, or at all. Although alternative data center providers could host our platform on a substantially similar basis to AWS, transitioning the cloud infrastructure currently hosted by AWS to alternative providers could potentially be disruptive and we could incur significant one-time costs as well as increased operating costs. If we are unable to renew our agreement with AWS on commercially reasonable terms, our agreement with AWS is prematurely terminated, or we add additional infrastructure providers, we may experience costs or downtime in connection with the transfer to, or the addition of, new data center providers. If AWS or other infrastructure providers increase the costs of their services, our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected.

Our proprietary predictive modeling tools and machine learning algorithms may not operate properly or as we expect them to, which could detrimentally impact our buyers' advertising campaigns. Moreover, our proprietary predictive modeling tools and machine learning algorithms may lead to unintentional bias and discrimination.

We use proprietary predictive modeling tools and machine learning algorithms in our product offerings. The data that we gather from interactions with consumers is evaluated and curated by proprietary predictive modeling tools and machine learning algorithms. The continuous development, maintenance, and operation of our data analytics infrastructure is expensive and complex, and may involve unforeseen difficulties, including material performance problems, undetected defects or errors. We may encounter technical obstacles, and it is possible that we may discover additional problems that prevent our proprietary predictive modeling tools and machine learning algorithms from operating properly. If our data analytics do not function reliably, this could negatively impact either the bidding experience for buyers on our platform or our ability to filter bids as part of the bid screening process or accurately predict a consumer's buying behavior. Any of these situations could result in buyers' dissatisfaction with us, which could cause our buyers to stop using our platform or prevent prospective buyers from using our platform. Additionally, our proprietary predictive modeling tools and machine learning algorithms may lead to unintentional bias and discrimination, which could subject us to legal or regulatory liability as well as reputational harm. Any of these eventualities could result in a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

If the way cookies are used or shared, or if the use or transfer of cookies is restricted by third parties outside of our control or becomes subject to unfavorable legislation or regulation, our ability to develop and provide certain products or services could be affected.

Small text files (referred to as "cookies") placed on internet browsers by certain websites are used to gather data regarding a user's web browsing activity. For example, cookie data allows us to collect data about the websites and webpages that users may visit or to identify users on other websites who have previously visited our partners' websites. This information helps us to recognize prior users and to gather accurate conversion data from our partners. The availability of cookie data may be limited by numerous potential factors, including general trends among internet users to refuse to accept cookies on their web browsers, web browsers blocking third-party cookies by default or otherwise transitioning away from using cookies, other laws or regulations limiting the transferability or use of information gathered using cookies, or the refusal of providers of such information to provide it to us or to provide it to us on favorable terms. If we are not able to obtain this information on the terms we anticipate, our product offerings may be affected, which may cause a reduction in revenue or a reduction in revenue growth.

Our use of "open source" software could adversely affect our ability to protect our proprietary software and subject us to possible litigation.

Some of our services and technologies incorporate software licensed under so-called "open source" licenses. In addition to risks related to general license requirements, usage of "open source" software can lead to greater risks than use of third-party commercial software, as "open source" licensors generally do not provide warranties or controls on origin of the software or other contractual protections regarding infringement claims or code quality, as it is generally freely accessible, usable, and modifiable, and is made available to the general public on an "as-is" basis under the terms of a non-negotiable license. Additionally, "open source" licenses frequently require that source code subject to the license be made available to the public, and often require that modifications or derivative works to "open source" software continue to be licensed under "open source" licenses. Certain "open source" licenses mandate that proprietary software, when combined in specific ways with "open source" software, become subject to the "open source" license.

From time to time, companies that incorporate open source software into their platforms have faced claims challenging the use of open source software and/or compliance with open source license terms. We could be subject to suits by parties claiming ownership of what we believe to be open source software, or claiming non-compliance with open source licensing terms. Some open source licenses require users who distribute software containing open source to make available source code for modifications or derivative works we create based upon the type of open source software we use, or grant other licenses to our intellectual property, which in some circumstances could include valuable proprietary code of the user. While we monitor our use of open source software and try to ensure that none is used in a manner that would require us to disclose our proprietary source code or that would otherwise breach the terms of an open source agreement, such use could inadvertently occur, in part because open source license terms are often ambiguous. The terms of many open source licenses have not been interpreted by U.S. or foreign courts, and there is a risk that these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to provide our platform. If we are held to have breached or failed to fully comply with all the terms and conditions of an open source software license, or if an author or other third party that distributes such open source software were to allege that we had not complied with the conditions of one or more of these licenses, we could be required to incur significant legal expenses defending against such allegations, could be subject to significant damages, enjoined from the operation of our platform or other liability, or be required to seek costly licenses from third parties to continue providing our platform on terms that are not economically feasible, to re-engineer our platform, to discontinue or delay the provision of our platform if re-engineering could not be accomplished on a timely basis, or to make generally available, in source code form, our proprietary code, any of which would adversely affect our business, financial condition, operating results, cash flows, and prospects, and could help our competitors develop platforms that are similar to or better than ours.

Risks related to laws and regulation

Our business is subject to a variety of laws and regulations, both in the U.S. and internationally, many of which are evolving.

We are subject to a wide variety of laws and regulations. Laws, regulations, and standards governing issues such as internet communications, advertising, e-commerce, worker classification, employment, payments, worker confidentiality obligations, intellectual property, consumer protection, taxation, privacy, antitrust and data security are often complex and subject to varying interpretations, in many cases due to their lack of specificity and, as a result, their application in practice may change or develop over time through judicial decisions or as new guidance or interpretations are provided by regulatory and governing bodies, such as federal and state administrative agencies. Many of these laws were adopted prior to the advent of the internet, mobile and related technologies and, as a result, do not contemplate or address the unique issues of the internet, mobile and related technologies. Other laws and regulations may be adopted in response to internet, mobile and related technologies. New and existing laws and regulations (or changes in interpretation of existing laws and regulations) may also be adopted, implemented, or interpreted to apply to us and other online platforms. As our platform's scope expands, regulatory agencies or courts may claim that we, or our users, are subject to additional requirements or that we are prohibited from conducting our business in or with certain verticals or jurisdictions. It is also possible that certain provisions in agreements with our buyers, sellers, and service providers may be found to be unenforceable or not compliant with applicable law.

Recent financial, political, and other events may increase the level of regulatory scrutiny on larger companies and technology companies in general. The effects of recently imposed and proposed governmental antitrust actions are uncertain because of the dynamic nature of such actions. Scrutiny and regulation of the technology industry may increase, which could require us to devote significant legal and other resources to addressing such scrutiny and regulation. The growth and development of the technology industry in general may prompt calls for greater enforcement of U.S. and/or state antitrust laws, which may impose additional burdens on companies such as ours. Regulatory agencies may also enact new laws or promulgate new regulations that are adverse to our business, or they may view matters or interpret laws and regulations differently than they have in the past or in a manner adverse to our business. Such regulatory scrutiny or action may create different or conflicting obligations on us from one jurisdiction to another. On February 21, 2023, we received a civil investigative demand from the Federal Trade Commission (FTC) regarding compliance with the FTC Act and the Telemarketing Sales Rule, as they relate to the advertising, marketing, promotion, offering for sale, or sale of healthcare-related products, the collection, sale, transfer or provision to third parties of consumer data, telemarketing practices, and/or consumer privacy or data security. We are cooperating with the FTC. If, as a result of the FTC's request, proceedings are initiated and we are found to have violated one or more applicable laws, we may be subject to monetary penalties and/or required to change one or more of our related business practices, any of which could have a material adverse effect on our business, results of operations or financial condition.

Laws and regulations regulating insurance activities are complex and could negatively affect us and/or our supply and demand partners, which could in turn have a material and adverse effect on our business, may reduce our profitability and potentially limit our growth.

The insurance industry in the U.S. is heavily regulated. The insurance regulatory framework addresses, among other things: granting licenses to companies and agents to transact particular business activities; and regulating trade, marketing, compensation, and claims practices. In 2021, we became licensed to sell health insurance policies in all 50 U.S. states and the District of Columbia, which has subjected us to laws and regulations applicable to insurance brokers and to the authority of the insurance regulators in those jurisdictions. In addition, Medicare providers and their brokers and marketing partners are subject to the regulations governing the marketing and sale of Medicare Advantage and Medicare Supplement plans, which are administered by the Centers for Medicare and Medicaid Services (CMS), have materially changed the rules regarding how such policies are marketed, and may materially restrict our ability to sell Consumer Referrals to certain buyers in the future.

The cost of compliance with such regulations or any non-compliance could impose material costs on us and our partners and negatively affect our or their business, marketing practices, and budgets, any of which could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Furthermore, the laws and regulations governing the sale of insurance may change in ways that adversely impact our business or those of our insurance partners. For example, CMS has recently made significant changes in the regulations regarding how Medicare plans may be marketed and sold, and may make additional changes in the future. In addition, CMS has recently proposed changes in the regulations regarding the compensation of Medicare brokers and the maximum duration of short-term, limited-duration health insurance plans, These or other changes have impacted and could in the future impact the manner in which we or our partners are permitted to conduct business, which could negatively affect our and/or their marketing practices, budgets, and overall level of business with us, which could adversely impact our business, financial condition, operating results, cash flows, and prospects.

Changes and developments in the regulation of the healthcare industry could adversely affect our business, financial condition, operating results, cash flows, and prospects.

The U.S. healthcare industry is subject to an evolving regulatory regime at both the federal and state levels. In recent years, there have been multiple reform efforts made within the healthcare industry in an effort to curtail healthcare costs. For example, the Patient Protection and Affordable Care Act of 2010 (the "PPACA") and related regulatory reforms have materially changed the regulation of health insurance. While it is difficult to determine the impact of potential reforms on our future business, it is possible that such changes in industry regulation could result in reduced demand for our platform. Our insurance partners may react to existing or future reforms, or general regulatory uncertainty, by reducing their reliance on our platform. Developments of this type could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

Healthcare laws and regulations are rapidly evolving and may change significantly in the future, impacting the coverage and plan designs that are or will be provided by certain insurance carriers. Health reform efforts and measures may expand the role of government-sponsored coverage, including single payer or "Medicare-for-All" proposals, which could have far-reaching implications for the insurance industry if enacted. We are unable to predict the full impact of healthcare reform initiatives on our operations in light of the uncertainty regarding the terms and timing of any provisions enacted and the impact of any of those provisions on various healthcare and insurance industry participants. In particular, because our platform helps connect consumers to websites and other distribution channels where they can shop for insurance policies from a panel of insurance carriers, the expansion of government-sponsored coverage through "Medicare-for-All" or the implementation of a single payer system may adversely impact our business, financial condition, operating results, cash flows, and prospects.

Changes in laws or regulations relating to privacy, data protection or the protection or transfer of personal data could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

We are subject to a variety of federal, state, local, and international laws, directives, and regulations, as well as contractual obligations, relating to privacy and the collection, protection, use, retention, security, disclosure, transfer, and other processing of personal information and other data, including the California Online Privacy Protection Act, the California Consumer Privacy Act (the "CCPA"), the California Privacy Rights Act (the "CPRA") and other state privacy laws, the Personal Information Protection and Electronic Documents Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act (the "CAN-SPAM Act"), Canada's Anti-Spam Law, the Telephone Consumer Protection Act of 1991 (the "TCPA"), the U.S. Federal Health Insurance Portability and Accountability Act of 1996 ("HIPAA"), Section 5(c) of the Federal Trade Commission Act, the FTC's Telemarketing Sales Rule (the "TSR"), the EU's General Data Protection Regulation, supplemented by national laws (such as, in the United Kingdom, the Data Protection Act 2018) and further implemented through binding guidance from the European Data Protection Board. These laws, rules and regulations evolve frequently and their scope may continually change, through new legislation, amendments to existing legislation and changes in enforcement, and may be inconsistent from one jurisdiction to another. As a result, implementation standards and enforcement practices are likely to remain uncertain for the foreseeable future. Although we endeavor to comply with our published policies and documentation and ensure their compliance with current laws, rules and regulations, we may at times fail to do so or be alleged to have failed to do so. The publication of our privacy policy and other documentation that provide promises and assurances about privacy and security can subject us to potential state and federal action in the U.S. if they are found to be deceptive, unfair, or misrepresentative of our actual practices. Any failure by us or other parties with whom we do business to comply with this documentation or with federal, state, local or international regulations could result in proceedings against us by governmental entities, private parties or others. In many jurisdictions, enforcement actions and consequences for non-compliance are rising.

In the U.S., these include enforcement actions in response to rules and regulations promulgated under the authority of federal agencies and state attorneys general and legislatures and consumer protection agencies. A number of federal and state laws and regulations relating to privacy affect and apply to the insurance industry specifically, including those imposed by the New York Department of Financial Services. In addition, privacy advocates and industry groups have proposed and may propose new and different self-regulatory standards that either legally or contractually apply to us. If we fail to follow these security standards even if no customer information is compromised, we may incur significant fines or experience a significant increase in costs.

Internationally, virtually every jurisdiction in which we operate has established its own data security and privacy legal framework with which we or our customers must comply, including, but not limited to the EU. Complying with these regulations may cause us to incur substantial operational costs or require us to change our business practices. Despite our efforts, we may not be successful in our efforts to achieve compliance either due to internal or external factors such as resource allocation limitations or a lack of vendor cooperation. Non-compliance could result in proceedings against us by governmental entities, customers, data subjects or others. We may also experience difficulty retaining or obtaining new European or multi-national customers due to the legal requirements, compliance cost, potential risk exposure, and uncertainty for these entities, and we may experience significantly increased liability with respect to these customers pursuant to the terms set forth in our engagements with them.

Domestic laws in this area are also complex and developing rapidly. Many state legislatures have adopted or are currently considering legislation that regulates how businesses operate online, including measures relating to privacy, data security, and data breaches. Laws in all 50 states require businesses to provide notice to customers whose personally identifiable information has been disclosed as a result of a data breach. The laws are not consistent, and compliance in the event of a widespread data breach is costly. States are also frequently amending existing laws, requiring attention to frequently changing regulatory requirements. For example, the CCPA, among other things, requires new disclosures to California consumers and affords such consumers new abilities to access and delete their personal information, opt-out of certain sales of personal information and receive detailed information about how their personal information is used. The CCPA provides for fines of up to $7,500 per violation, as well as a private right of action for data breaches that is expected to increase the frequency of data breach litigation. While the CCPA has already been amended multiple times, it is unclear how this legislation will be further modified or how it will be interpreted. The effects of this legislation potentially are far-reaching, however, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. Additionally, the CPRA, which became effective in most material respects on January 1, 2023, modifies the CCPA significantly, including by expanding consumers' rights with respect to certain sensitive personal information and creating a new state agency to oversee implementation and enforcement efforts, which may result in further uncertainty and require us to incur additional costs and expenses in an effort to comply. The CCPA, CPRA and other changes in laws or regulations relating to privacy, data protection and information security, particularly any new or modified laws or regulations that require enhanced protection of certain types of data or new obligations with regard to data retention, transfer or disclosure, could greatly increase the cost of providing our offerings, require significant changes to our operations or even prevent us from providing certain offerings in jurisdictions in which we currently operate and in which we may operate in the future.

Further, as we continue to expand our platform offerings and user base, we may become subject to additional privacy-related laws and regulations. For example, the collection and storage of healthcare data by health insurance carriers subject them to compliance requirements under HIPAA. HIPAA and its implementing regulations contain substantial restrictions and requirements regarding the use, collection, security, storage, and disclosure of individuals' protected health information. In 2009, HIPAA was amended by the HITECH Act to impose certain of HIPAA's privacy and security requirements directly upon business associates of covered entities. Health insurance carriers are covered entities under HIPAA. In the event we are deemed to be a business associate of such carriers, we may be bound by compliance obligations under HIPAA, including security breach notification obligations, and subject to increased liability as a possible liable party. In such instance, if we knowingly breach the HITECH Act's requirements, we could be exposed to criminal liability. A breach of our safeguards and processes could expose us to civil penalties up to $1.5 million for identical incidences and the possibility of civil litigation.

Additionally, we have incurred, and may continue to incur, significant expenses in an effort to comply with privacy, data protection and information security standards and protocols imposed by law, regulation, industry standards or contractual obligations. Despite our efforts to comply with applicable laws, regulations and other obligations relating to privacy, data protection, and information security, it is possible that our practices, offerings or platform could be inconsistent with, or fail or be alleged to fail to meet all requirements of, such laws, regulations or obligations. Our failure, or the failure by our third-party providers or partners, to comply with applicable laws or regulations or any other obligations relating to privacy, data protection or information security, or any compromise of security that results in unauthorized access to, or use or release of personally identifiable information or other data, or the perception that any of the foregoing types of failure or compromise has occurred, could damage our reputation, discourage new and existing partners from using our platform, delay planned uses, and disclosures of data or result in fines or proceedings by governmental agencies and private claims and litigation, any of which could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects. Even if not subject to legal challenge, the perception of privacy concerns, whether or not valid, may harm our reputation and brand and materially and adversely affect our business, financial condition, operating results, cash flows, and prospects.

Our and our partners' communications with potential and existing consumers are subject to laws regulating telephone and email marketing practices.

We and our partners make telephone calls and send emails and text messages to potential and existing consumers, which are subject to various state and federal laws regulating telemarketing communications (including SMS or text messaging), including the TCPA and TSR.

The TCPA prohibits companies from making telemarketing calls using an automated telephone dialing system (ATDS) or artificial or prerecorded voice technology (collectively, "robocalls"), or to numbers listed in the Federal Do-Not-Call Registry, and imposes other obligations and limitations on making phone calls and sending text messages to consumers, in either case without the prior consent of the consumer. The TSR prohibits robocalls unless the caller has obtained prior express written consent directly from the consumer following clear and conspicuous disclosure. The CAN-SPAM Act regulates commercial email messages and specifies penalties for the transmission of commercial email messages that do not comply with certain requirements, such as providing an opt-out mechanism for stopping future emails from senders. Failure of our partners to comply with these and similar laws, rules and regulations may subject us to claims by regulatory authorities and/or private plaintiffs. However, because our Supply Partners may acquire Consumer Referrals from third-party suppliers, and our Demand Partners may resell Consumer Referrals to third-party advertisers, with whom we do not have direct contractual relationships, we may not be able to monitor their compliance activity effectively. Our failure to comply with obligations and restrictions related to telephone, text message, and email marketing, or similar failures by our Supply Partners or Demand Partners (or third parties with whom they work), could subject us and them to lawsuits, fines, statutory damages, consent decrees, injunctions, adverse publicity, and other losses that could harm, directly or indirectly, our business, financial condition, operating results, cash flows, and prospects.

The laws and regulations governing the use of emails and telephone calls for marketing purposes continue to evolve, and changes in technology, the industry, regulatory priorities or consumer preferences may lead to the adoption of additional laws or regulations or changes in the manner in which existing laws and regulations are interpreted or enforced, which could have a material adverse effect on our business.

For example, in 2023 the FTC started taking a new position (in public statements and enforcement actions) that consent to receive robocalls under the TSR must be received directly from the consumer, rather than through a third party such as a lead generator. In addition, in December 2023, the FCC adopted new rules which, among other things, amend the consent requirements of the TCPA to require that prior express written consent to receive robocalls made for telemarketing purposes may only be given to one caller at a time, and that such robocalls be "logically and topically associated" with the interaction that prompted the consent. The new rules will be effective starting January 27, 2025, and will further restrict our and our partners' ability to contact potential and existing consumers by phone and text, as well as subject us and our partners to increased costs, technological compliance challenges and additional legal risks, including potential liabilities or claims relating to compliance. This may have an adverse impact on the demand for leads and calls by Demand Partners and the ability of Supply Partners to generate such leads on a cost-effective basis. A reduction in the volume of leads and calls supplied to our marketplaces, or a reduction in the ability of our owned and operated lead generation websites to generate such leads and calls profitably, could harm our business, financial condition, operating results, cash flows, and prospects. In addition, the new rules could increase the risk of claims made against us or our partners by private plaintiffs alleging violations of the TCPA, which could have a material and adverse effect on our business, financial condition, operating results, cash flows, and prospects.

Risks related to being a public company

Our operating results or other operating metrics may fluctuate significantly on a quarterly and annual basis and may not meet expectations of research analysts, which could cause the trading price of our Class A common stock to decline.

Our quarterly operating results and other operating metrics have fluctuated in the past and may in the future fluctuate as a result of a number of factors, many of which are outside of our control and may be difficult to predict. Period to period variability or unpredictability of our results could result in our failure to meet our expectations or those of any analysts that cover us or investors with respect to revenue or other operating results for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our Class A common stock could fall substantially, and we could face litigation, including securities class actions.

In addition, if one or more analysts covering our business downgrade their evaluations of our Class A common stock or the stock of other companies in our industry, the price of our Class A common stock could decline. If one or more analysts cease to cover our Class A common stock, we could lose visibility in the market for our Class A common stock, which in turn could cause our stock price to decline.

Our quarterly results, including the levels of our revenue, our operating expenses and other costs, and our operating metrics, may fluctuate significantly in the future, and period-to-period comparisons of our results may not be meaningful. Accordingly, the results of any one period should not be relied upon as an indication of our future performance. In addition, our quarterly results may not fully reflect the underlying performance of our business. Factors that may cause fluctuations in our quarterly results include, but are not limited to:

- the timing of cyclical changes in market conditions in the P&C insurance and health insurance industries, and in the levels of customer acquisition spending by our demand partners;

- the mix of Transaction Value in a given period from Open Marketplace and Private Marketplace transactions;

- our ability to attract new supply and demand partners and retain our existing supply and demand partners, and to expand our business with these partners;

- the timing and level of market acceptance of new platform capabilities introduced by us and our competitors;

- the amount and timing of operating expenses and other costs related to the maintenance and expansion of our business, infrastructure and operations;

- the amount and timing of operating expenses and other costs associated with assessing or entering new vertical markets;

- the amount and timing of operating expenses and other costs related to the development or acquisition of businesses, technologies or intellectual property rights;

- the timing and impact of security breaches, service outages or other performance problems with our technology infrastructure and software solutions;

- the timing and costs associated with legal or regulatory actions or compliance with new regulations;

- changes in the competitive dynamics of our industry, including consolidation among competitors, strategic partners or customers;

- loss of our executive officers or other key employees; and

- general economic and market conditions.

In addition to other factors that cause our results of operations to fluctuate, our results are also subject to significant seasonal and cyclical fluctuation. Our P&C insurance vertical is typically characterized by seasonal weakness during our fourth quarter due to lower customer acquisition budgets from buyers and lower supply of Consumer Referrals during the holiday period. During our first quarter, our P&C insurance vertical typically exhibits seasonal strength as customer acquisition budgets from our buyers and Consumer Referral volume from our sellers both increase sequentially. Our health insurance vertical typically experiences seasonal strength during the fourth quarter due to a material increase in Consumer Referrals and a related increase in customer acquisition budgets in connection with the Medicare annual enrollment period, which generally runs from October 15 to December 7 each year, and the under-65 health insurance open enrollment period, which generally runs from November 1 through December 15 in many states, with the last ending on January 31st of the following year. Customer acquisition spending in our health insurance vertical is typically lower during the other quarters of the year because most consumers enroll in these plans during the annual and open enrollment periods.

Fluctuations in quarterly results may negatively impact the value of our Class A common stock, regardless of whether they impact or reflect the overall performance of our business. If our quarterly results fall below the expectations of investors or any securities analysts who follow our stock, or below any guidance we may provide, the price of our common stock could decline substantially.

We are required to make significant estimates and assumptions in the preparation of our financial statements. These estimates and assumptions may not be accurate and are subject to change.

The preparation of our consolidated financial statements in conformity with GAAP requires our management to make significant estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of our consolidated financial statements, and the reported amounts of income and expense during the reporting periods. If our underlying estimates and assumptions prove to be incorrect or if events occur that require us to revise our previous estimates or assumptions, our business, financial condition, operating results, cash flows, and prospects may be materially and adversely affected.

The obligations associated with being a public company require significant resources and management attention, which has increased and will increase our costs of operations and may divert focus from our business operations.

As a public company, we are subject to the reporting requirements of the Exchange Act, and the Sarbanes-Oxley Act, the listing requirements of the NYSE and other applicable securities rules and regulations. Compliance with these rules and regulations will continue to increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources. We have made, and will continue to make, changes to our internal controls and procedures for financial reporting and accounting systems to meet our reporting obligations as a public company. However, the measures we take may not be sufficient to satisfy our obligations as a public company. In addition, these rules and regulations increase our legal and financial compliance costs and make some activities more time-consuming and costly. Furthermore, the need to maintain the corporate infrastructure demanded of a public company may divert management's attention from implementing our growth strategy, which could prevent us from successfully implementing our strategic initiatives and growing our business. These additional obligations could have a material adverse effect on our business, financial condition and results of operations.

Risks related to internal control on financial reporting

As a public company, we are required to establish and maintain effective internal control over financial reporting in order to comply with Section 404 of the Sarbanes-Oxley Act. Our internal control over financial reporting may not be determined to be effective, or our independent registered public accountants may issue an adverse opinion on these controls, all of which may adversely affect investor confidence in us and, as a result, the value of our Class A common stock.

On an annual basis, we are required by Section 404 of the Sarbanes-Oxley Act to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting. The process of designing, implementing and maintaining internal controls over financial reporting required to comply with this requirement is time-consuming, costly and complicated. If during the evaluation and testing process we identify one or more material weaknesses in our internal control over financial reporting, or we are unable to remediate any material weakness, our management will be unable to assert that our internal control over financial reporting is effective. In addition, if we fail to establish and maintain the adequacy of our internal control over financial reporting, as such standards are modified, supplemented or amended from time to time, we may not be able to ensure that we can conclude on an ongoing basis that we have effective internal control over financial reporting in accordance with Section 404 of the Sarbanes-Oxley Act.

Our independent registered public accounting firm is required to formally attest to the effectiveness of our internal control over financial reporting on an annual basis, and may issue a report that is adverse in the event it is not satisfied with the level at which our internal controls over financial reporting are documented, designed, operating or reviewed. Any failure to maintain effective disclosure controls and procedures and internal controls over financial reporting could materially and adversely affect our business, results of operations and financial condition and could cause a decline in the trading price of our common stock.

We cannot be certain as to the timing of completion of our evaluation, testing and any remediation actions or the impact of the same on our operations. If we are not able to implement the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or with adequate compliance, our independent registered public accounting firm may issue an adverse opinion due to ineffective internal controls over financial reporting, and we may be subject to sanctions or investigation by regulatory authorities, such as the SEC. As a result, there could be a negative reaction in the financial markets due to a loss of confidence in the reliability of our financial statements. In addition, we may be required to incur costs in improving our internal control over financial reporting, including the hiring of additional personnel. Any such action could negatively affect our results of operations and cash flows.

We may identify material weaknesses in the future or otherwise fail to maintain an effective internal control over financial reporting and may not be able to accurately or timely report our financial condition or results of operations, which may adversely affect our business.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis.

We cannot assure you that the measures we have taken to date, and actions we may take in the future, will be sufficient to avoid potential future material weaknesses. If we identify any material weaknesses in the future and are unable to successfully remediate any future material weaknesses in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected, we may be unable to maintain compliance with securities law requirements regarding timely filing of periodic reports in addition to applicable stock exchange listing requirements, investors may lose confidence in our financial reporting, and our share price may decline as a result.

Risks related to our Class A common stock

The market price of our Class A common stock may be subject to substantial fluctuations, which may make it difficult for you to sell your shares at the volume, price and times desired.

The market price of our Class A common stock has been highly volatile, which may make it difficult for you to sell your shares at the volume, prices and times desired. Shares of technology companies have historically experienced levels of volatility that can exceed the overall market. Since shares of our Class A common stock were initially sold in the IPO in October 2020 at a price of $19.00 per share, the low and high closing sales prices of our Class A common stock ranged from $5.36 to $64.11 per share, respectively, through December 31, 2023.

Some specific factors that may have a significant effect on the market price of our Class A common stock include:

- actual or anticipated fluctuations in our operating results or those of our competitors;

- actual or anticipated changes in the growth rate of the online insurance/digital advertising market or the growth rate of our businesses or those of companies that investors deem comparable to us;

- changes in economic or business conditions;

- changes in governmental regulation; and

- publication of research reports about us, our competitors or our industry, or changes in, or failure to meet, estimates made by securities analysts or ratings agencies of our financial and operating performance, or lack of research reports by industry analysts or ceasing of analyst coverage.

This volatility may be increased due to the limited trading volume in our Class A common stock. Our Class A common stock is traded on the NYSE, and despite certain increases of trading volume from time to time, there have been periods when our Class A common stock could be considered thinly-traded, meaning that the number of persons interested in purchasing or selling our Class A common stock at or near the current market price at any given time may be relatively small. This increases the potential for increases in the level of buying or selling interest to have a greater impact on the market price of our Class A common stock. In addition, the lack of a robust resale market may require a stockholder who desires to sell a large number of shares of our Class A common stock to sell the shares in increments over time to mitigate any adverse impact of the sales on the market price of our stock.

Our issuance of additional capital stock in connection with financings, acquisitions, investments, our equity incentive plans or otherwise would dilute all other stockholders.

In the future, we may issue additional stock, including as grants of equity awards to employees, directors and consultants under our equity incentive plans, to raise capital through equity financings or to acquire or make investments in companies, products or technologies for which we may issue equity securities to pay for such acquisition or investment. Any such issuances of additional capital stock may cause stockholders to experience significant dilution of their ownership interests and the per share value of our Class A common stock to decline.

We do not intend to pay dividends in the foreseeable future.

The declaration and amount of any future dividends to holders of our Class A common stock is at the discretion of our Board of Directors in accordance with applicable law and after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs, cash flows, impact on our effective tax rate, indebtedness, contractual obligations, legal requirements, and other factors that our Board of Directors deems relevant. In addition, the Amended Credit Agreement contains restrictions on our ability to pay dividends, subject to certain exceptions. Accordingly, we do not expect to pay dividends in the foreseeable future. As a result, capital appreciation, if any, of our Class A common stock will be your sole source of gain for the foreseeable future.

Sales of a substantial number of shares of our Class A common stock by our pre-IPO stockholders in the public market, or the perception that such sales may occur, could cause the price of our Class A common stock to fall.

The market price of our Class A common stock could decline as a result of sales of a large number of shares of our Class A common stock by our pre-IPO stockholders, including shares issuable upon the exchange of Class B-1 units (together with an equal number of shares of our Class B common stock). The perception in the public market that our pre-IPO stockholders might sell shares of Class A common stock could also depress our market price.

As of December 31, 2023, 47.4 million Class A-1 units and 18.1 million Class B-1 units were outstanding. Each Class B-1 unit, together with one share of our Class B common stock, is exchangeable for one share of Class A common stock (or, at our election, cash of an equivalent value). Substantially all of such shares may be resold at any time, subject in certain cases to compliance with Rule 144 under the Securities Act. In November 2021, pursuant to a registration rights agreement with certain of our existing investors, including White Mountains, Insignia, and the Senior Executives, we registered certain of their shares of our Class A common stock, including those delivered in exchange for Class B-1 units, for resale, of which 34.3 million shares remained registered and available for sale as of November 30, 2023. These sales, or the possibility that these sales may occur, may also make it more difficult for us to raise additional capital in the future by selling shares of our Class A common stock or other equity securities at a time and price that we deem appropriate.

Certain provisions in our amended and restated certificate of incorporation, our amended and restated bylaws, our stockholders' agreement and of Delaware law may prevent or delay an acquisition of MediaAlpha, Inc., which could decrease the trading price of our Class A common stock.

Our amended and restated certificate of incorporation, amended and restated bylaws and stockholders' agreement contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with our Board of Directors rather than to attempt a hostile takeover. Among other things, these provisions:

- divide our Board of Directors into three staggered classes of directors that are each elected to three-year terms;

- provide the Board of Directors with the sole ability to fill a vacancy created by the expansion of the Board of Directors;

- prohibit stockholder action by written consent after the date on which White Mountains, Insignia, and the Founders cease to collectively own at least a majority in voting power of shares of our common stock;

- authorize the issuance of "blank check" preferred stock that could be issued by our Board of Directors to increase the number of outstanding shares of capital stock, making a takeover more difficult and expensive;

- prohibit cumulative voting in the election of directors, which could otherwise allow holders of a lesser number of shares to elect director candidates;

- provide that special meetings of the stockholders may be called only by or at the direction of the Board of Directors, the chairman of our board, the Chief Executive Officer or, so long as White Mountains, Insignia, and the Founders collectively own at least a majority in voting power of shares of our common stock, any such stockholder, subject to certain limitations;

- require advance notice to be given by stockholders for any stockholder proposals or director nominees;

- after the date on which White Mountains, Insignia, and the Founders cease to collectively own at least a majority in voting power of shares of our common stock, require the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of common stock to amend certain provisions of our amended and restated certificate of incorporation and any provision of our amended and restated bylaws;

- after the date on which White Mountains, Insignia, and the Founders cease to collectively own at least a majority in voting power of shares of our common stock, require the affirmative vote of holders of at least 75% of the voting power of our outstanding shares of common stock to remove directors and only for cause;

- provide that each of White Mountains, Insignia and the Founders are entitled to (i) nominate two directors to the Board of Directors for so long as such stockholder owns at least 12.5% of our issued and outstanding shares of common stock as of the closing of our IPO and (ii) nominate one director to the Board of Directors for so long as such stockholder owns less than 12.5% but at least 5% of our issued and outstanding shares of common stock as of the closing of our IPO;

- provide that White Mountains, Insignia and the Founders agree to vote for each other's board nominees pursuant to the terms of the stockholders' agreement; and

- require the prior written consent of a majority in interest of White Mountains, Insignia and the Founders for any change in the size of the Board of Directors and to engage in change in control transactions, for so long as such stockholders collectively own at least a majority of the issued and outstanding shares of common stock.

In addition, Section 203 of the General Corporate Law of the State of Delaware (the "DGCL") may affect the ability of an "interested stockholder" to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an "interested stockholder." We elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that each of White Mountains, Insignia, and the Founders and their respective affiliates and transferees are not be deemed to be "interested stockholders," and accordingly will not be subject to such restrictions.

These and other provisions could have the effect of discouraging, delaying or preventing a transaction involving a change in control of our company or could make it more difficult for you and other stockholders to elect directors of your choosing or to cause us to take other corporate actions that you desire.

Our amended and restated certificate of incorporation and stockholders' agreement contain provisions renouncing our interest and expectation to participate in certain corporate governance opportunities identified by or presented to certain of our existing investors.

Each of White Mountains, Insignia, and the Founders and their respective affiliates may engage in activities similar to ours or lines of business or have an interest in the same areas of corporate opportunities as we do. Our amended and restated certificate of incorporation and stockholders' agreement provide that such stockholders and their respective affiliates will not have any duty to refrain from (1) engaging, directly or indirectly, in the same or similar business activities or lines of business as us, including those business activities or lines of business deemed to be competing with us, or (2) doing business with any of our clients, customers or vendors. In the event that White Mountains, Insignia or the Founders or any of their respective affiliates acquires knowledge of a potential business opportunity which may be a corporate opportunity for us, they will have no duty to communicate or offer such corporate opportunity to us. Our amended and restated certificate of incorporation and stockholders' agreement also provide that, to the fullest extent permitted by law, none of such stockholders or their respective affiliates will be liable to us, for breach of any fiduciary duty or otherwise, by reason of the fact that any such stockholder or any of its affiliates directs such corporate opportunity to another person, or otherwise does not communicate information regarding such corporate opportunity to us, and we will waive and renounce any claim that such business opportunity constituted a corporate opportunity that should have been presented to us. These potential conflicts of interest could have a material and adverse effect on our business, financial condition, operating results, cash flows and prospects if attractive business opportunities are allocated by White Mountains, Insignia or the Founders to themselves or their respective affiliates instead of to us.

Our amended and restated certificate of incorporation contains exclusive forum provisions that may discourage lawsuits against us and our directors and officers.

Our amended and restated certificate of incorporation provides that unless the Board of Directors otherwise determines, the state courts in the State of Delaware or, if no state court located within the State of Delaware has jurisdiction, the federal court for the District of Delaware, are the sole and exclusive forum for any derivative action or proceeding brought on behalf of us, any action asserting a claim of breach of a fiduciary duty owed by any of our directors or officers to us or our stockholders, any action asserting a claim against us or any of our directors or officers arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, or any action asserting a claim against us or any of our directors or officers governed by the internal affairs doctrine under Delaware law. In addition, our amended and restated certificate of incorporation provides that the federal district courts of the United States are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act but that the forum selection provision will not apply to claims brought to enforce a duty or liability created by the Securities Exchange Act of 1934, as amended (the "Exchange Act"). While the Delaware Supreme Court has upheld provisions of the certificates of incorporation of other Delaware corporations that are similar to this forum provision, and other state and Federal courts have upheld the enforceability of such forum provisions, a court of another state could decide that such provisions are not enforceable under the laws of that state. These exclusive forum provisions may limit the ability of our stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with us or our directors or officers, which may discourage such lawsuits against us and our directors and officers. Alternatively, if a court were to find one or more of these exclusive forum provisions inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, we may incur additional costs associated with resolving such matters in other jurisdictions or forums, which could materially and adversely affect our business, financial condition, operating results, cash flows, and prospects. For example, under the Securities Act, federal courts have concurrent jurisdiction over all suits brought to enforce any duty or liability created by the Securities Act, and investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. Any person or entity purchasing or otherwise acquiring any interest in our Class A common stock shall be deemed to have notice of and consented to this exclusive forum provision, but will not be deemed to have waived our compliance with the federal securities laws and the rules and regulations thereunder.

Our amended and restated bylaws provide that, if a claiming party brings certain actions against us and is not successful on the merits, then it will be obligated to pay our litigation costs, which could have the effect of discouraging litigation, including claims brought by our stockholders.

Our amended and restated bylaws provide that, except to the extent prohibited by the DGCL, and unless our Board of Directors otherwise approves, in the event that any claiming party (a) initiates, asserts, joins, offers substantial assistance to or has a direct financial interest in a covered proceeding and (b) such claiming party does not obtain a judgment on the merits that substantially achieves, in substance and amount, the full remedy sought by such claiming party, then each such claiming party will be obligated to reimburse us and any applicable director, officer or other employee for all fees, costs, and expenses of every kind and description (including, but not limited to, all attorneys' fees and other litigation expenses) that we or any such director, officer or other employee actually incurs in connection with the covered proceeding. While application of this standard will necessarily need to take into account the particular facts, circumstances, and equities of any particular claim, we would expect a claiming party to be required to prevail on the merits on substantially all of the claims asserted in the complaint and, as a result, receive substantially the full remedy that it was seeking (including, if applicable, any equitable remedy) in order to avoid responsibility for reimbursing such fees, costs, and expenses. Any person or entity purchasing or otherwise acquiring any interest in the shares of our capital stock will be deemed to have notice of and consented to this provision. This provision could have the effect of discouraging litigation against us, including claims brought by our stockholders and including claims that are partially (but not wholly) successful on the merits. However, it is currently unclear whether the Delaware legislature will take action to eliminate or limit the ability of stock corporations to implement provisions such as this, or whether Delaware courts will enforce in full a provision such as this for a Delaware stock corporation. If the Delaware legislature takes action to limit or eliminate our ability to include this provision in our amended and restated bylaws or a court were to find this provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings, we may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect our business and financial condition.

Different interests among our investors or between our investors and us, including with respect to related party transactions, could prevent us from achieving our business goals.

For the foreseeable future, we expect that a majority of our Board of Directors will include directors who are affiliated with White Mountains, Insignia, and the Founders. Certain of our pre-IPO stockholders could have business interests that conflict with those of the other investors, which may make it difficult for us to pursue strategic initiatives that require consensus among our owners.

Our relationship with our pre-IPO stockholders could create conflicts of interest among our investors, or between our investors and us, in a number of areas relating to our past and ongoing relationships. In addition, our pre-IPO stockholders may have different tax positions from us which could influence their decisions regarding whether and when to dispose of assets, whether and when to incur new or refinance existing indebtedness, especially in light of the existence of the tax receivables agreement, and whether and when we should terminate the tax receivables agreement and accelerate our obligations thereunder. In addition, the structuring of future transactions may take into consideration these pre-IPO stockholders' tax or other considerations even where no similar benefit would accrue to us. Except as set forth in the tax receivables agreement and the stockholders' agreement, there are no formal dispute resolution procedures in place to resolve conflicts between us and our pre-IPO stockholders or among our pre-IPO stockholders. We may not be able to resolve any potential conflicts between us and any pre-IPO stockholders and, even if we do, the resolution may be less favorable to us than if we were negotiating with an unaffiliated party. This concentration of ownership and voting power may also delay, defer or even prevent an acquisition by a third party or other change of control of our company which could deprive you of an opportunity to receive a premium for your shares of Class A common stock and may make some transactions more difficult or impossible without the support of such pre-IPO stockholders, even if such events are in the best interests of minority stockholders. Furthermore, this concentration of voting power may have a negative impact on the price of our Class A common stock.

Pursuant to the stockholders' agreement, certain of our actions will generally require prior written consent of a majority in interest of White Mountains, Insignia, and the Founders, for so long as such stockholders continue to own at least a majority of the issued and outstanding shares of common stock. Each of White Mountains, Insignia, and the Founders is also entitled to nominate one or two directors to the Board of Directors for so long as such stockholder owns at least 12.5%, in the case of two directors, or less than 12.5% but at least 5%, in the case of one director, of our issued and outstanding shares of common stock as of the closing of our IPO.

Section 203 of the DGCL may affect the ability of an "interested stockholder" to engage in certain business combinations, for a period of three years following the time that the stockholder becomes an "interested stockholder." We elected in our amended and restated certificate of incorporation not to be subject to Section 203 of the DGCL. Nevertheless, our amended and restated certificate of incorporation contains provisions that have the same effect as Section 203 of the DGCL, except that they provide that each of White Mountains, Insignia, and the Founders and their respective affiliates and transferees are not deemed to be "interested stockholders," and accordingly are not subject to such restrictions.

In addition, because Insignia and the Founders hold their economic interest in our business indirectly through QLH, but not through MediaAlpha, Inc., these existing owners may have conflicting interests with holders of shares of our Class A common stock.

We are a "controlled company" within the meaning of the NYSE rules and, as a result, we qualify for exemptions from certain corporate governance requirements. Our stockholders do not have the same protections afforded to stockholders of companies that are subject to such requirements.

Certain of our pre-IPO stockholders that are a party to the stockholders' agreement own a majority of the voting power of our outstanding common stock. Accordingly, we are considered a "controlled company" under the NYSE rules. Under these rules, a "controlled company" may elect not to comply with certain corporate governance requirements, including the requirements that, within one year of the date of listing of our Class A common stock:

- we have a board that is composed of a majority of "independent directors" as defined under the NYSE rules; and

- we have a compensation committee and a nominating and corporate governance committee that is composed of independent directors.

We intend to continue to take advantage of certain of these exemptions for so long as we continue to qualify as a "controlled company." Accordingly, during such time our stockholders may not have the same protections afforded to stockholders of companies that are subject to all of the NYSE corporate governance requirements.

Risks related to our structure

We are a holding company and our only material asset is our indirect interest in QLH and, accordingly, we are dependent upon distributions from QLH to pay taxes and other expenses.

We are a holding company and have no material assets other than our indirect ownership of Class A-1 units. We have no independent means of generating revenue, all of which is generated by QLH's subsidiary, QuoteLab, LLC. QLH is treated as a partnership for U.S. federal income tax purposes and, as such, is not itself subject to U.S. federal income tax. Instead, its taxable income is allocated to its members, including us. Accordingly, we incur income taxes on our allocable share of any such income. In addition, we will continue to incur expenses related to our operations. We intend (a) to continue to cause QuoteLab, LLC to make cash distributions to its sole member, QLH, and (b) in turn to continue to cause QLH to make pro rata cash distributions, or tax distributions, to its members, including us, to (i) fund our U.S. federal, state and local tax obligations in respect of our allocable share of QLH's taxable income and (ii) cover our obligations under the tax receivables agreement. In certain cases, QLH may also make tax distributions for a fiscal quarter to another member in respect of its pre-exchange allocable share of QLH's taxable income for such fiscal quarter relating to Class B-1 Units (if any) transferred to us by such member (pursuant to the exchange agreement) before the applicable tax distribution date. To the extent that we need funds to pay our tax or other liabilities or to fund our operations, and QLH or QuoteLab, LLC is restricted from making distributions to us under applicable agreements, laws or regulations or does not have sufficient cash to make these distributions, we may have to borrow funds to meet these obligations and operate our business, and our business, financial condition, operating results, cash flows, and prospects could be materially and adversely affected. To the extent that we are unable to make payments under the tax receivables agreement for any reason, such payments will be deferred and will accrue interest until paid.

We are required to pay Insignia, the Senior Executives, and White Mountains for certain tax benefits we may claim in the future.

In connection with the IPO, the Secondary Offering, and in our ordinary course of business we purchased or exchanged Class B-1 units from certain unitholders. Also, in the future, Class B-1 units may be exchanged, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock (or, at our election, cash of an equivalent value). Our initial purchase of units in the IPO, the Pre-IPO Leveraged Distribution and other actual or deemed distributions by QLH to its members, and the post-IPO exchanges of Class B-1 units may result in increases in our share of the tax basis of the assets of QLH. In connection with the IPO, we entered into the tax receivables agreement with Insignia, the Senior Executives, and White Mountains related to the tax basis step-up of the assets of QLH and certain net operating losses of Intermediate Holdco. Pursuant to the tax receivables agreement, we are required to pay Insignia and the Senior Executives 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of these possible increases in tax basis as well as certain other tax benefits attributable to payments under the tax receivables agreement itself. The tax receivables agreement also requires us to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to our IPO and the deduction of any imputed interest attributable to our payment obligations under the tax receivables agreement. We currently estimate that the amount of any such net operating losses is immaterial.

The payments that we may make under the tax receivables agreement could be substantial. Assuming no material changes in relevant tax law and based on our current operating plan and other assumptions, if all of the Class B-1 units were acquired by us in taxable transactions at December 31, 2023 for a price of $11.15 (which is the last reported sale price of our Class A common stock as of December 31, 2023 on the NYSE) per Class B-1 unit, we estimate that the amount that we would be required to pay under the tax receivables agreement could be approximately $160 million. The actual amount we will be required to pay under the tax receivables agreement may be materially greater than this hypothetical amount as potential future payments will vary depending on a number of factors, including the timing of the exchanges, the price of our Class A common stock at the time of the exchanges, the amount, character, and timing of our income and the tax rates then applicable. Payments under the tax receivables agreement are not conditioned on Insignia's, the Senior Executives', or White Mountains' continued ownership of any of our equity. Based on our recent history of pre-tax losses, the Company does not believe it will generate sufficient future taxable income to utilize the related tax benefits in the foreseeable future and therefore will not be required to make any payments under the tax receivable agreement.

We will not be reimbursed for any payments made to Insignia, the Senior Executives, or White Mountains under the tax receivables agreement in the event that any tax benefits are disallowed. As a result, we could make payments under the tax receivables agreement in excess of our cash tax savings that we ultimately realize. We might not determine whether we have effectively made such excess cash payments for a number of years following the time of such payments.

We may not be able to realize all or a portion of the tax benefits that are currently expected to result from our purchase (through Intermediate Holdco) of Class B-1 units from certain unitholders in connection with the IPO, the Pre-IPO Leveraged Distribution and other actual or deemed distributions by QLH to its members, post-IPO exchanges of Class B-1 units, the utilization of pre-IPO net operating losses of Intermediate Holdco, and payments made under the tax receivables agreement.

Our ability to realize the tax benefits that we currently expect to be available as a result of (i) the increases in tax basis created by our purchase (through Intermediate Holdco) of Class B-1 units from certain unitholders in connection with the IPO, or by any post-IPO exchanges of Class B-1 units, in each case, together with an equal number of shares of our Class B common stock, for shares of our Class A common stock (or, at our election, cash of an equivalent value), (ii) the Pre-IPO Leveraged Distribution and other actual or deemed distributions by QLH to its members that result in tax basis adjustments to the assets of QLH, (iii) payments made pursuant to the tax receivables agreement, (iv) our ability to utilize the pre-IPO net operating losses of Intermediate Holdco, and (v) our ability to utilize the interest deductions imputed under the tax receivables agreement all depend on a number of assumptions, including that we earn sufficient taxable income each year during the period over which the deductions arising from such basis increases and payments are available and that there are no adverse changes in applicable law or regulations. If our actual taxable income is insufficient or there are adverse changes in applicable law or regulations, we may be unable to realize all or a portion of these expected benefits and our cash flows and stockholders' equity could be negatively affected.

In certain cases, payments by us under the tax receivables agreement may be accelerated or significantly exceed the tax benefits we realize in respect of the tax attributes subject to the tax receivables agreement.

The tax receivables agreement provides that upon certain changes of control, or if, at any time, we elect an early termination of the tax receivables agreement or are in material breach of our obligations under the tax receivables agreement, we will be required to make immediate payments to the tax receivables agreement's counterparties equal to the present value of the anticipated future tax benefits. Such payments would be based on certain valuation assumptions and deemed events set forth in the tax receivables agreement, including the assumption that we have sufficient taxable income to fully use such tax benefits. The benefits would be payable even though, in certain circumstances, no Class B-1 units have actually been exchanged and no net operating losses are actually used at the time of the accelerated payments. Accordingly, payments under the tax receivables agreement may be made years in advance of the actual realization, if any, of the anticipated tax benefits and may be significantly greater than the benefits we eventually realize. In these situations, our obligations under the tax receivables agreement could have a substantial negative impact on our liquidity.

We may not be able to finance our obligations under the tax receivables agreement and any indebtedness we incur may limit our subsidiaries' ability to make distributions to us to pay these obligations. In addition, our obligations under the tax receivables agreement could have the effect of delaying, deferring or preventing certain mergers, asset sales, other forms of business combinations or other changes of control that could be in the best interests of holders of our Class A common stock.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Risk management and strategy

Our technology platform and other information systems are subject to various cybersecurity risks that could adversely affect our business, financial condition, and results of operations, including intellectual property theft, fraud, extortion, harm to employees or customers, violation of privacy laws and other litigation and legal risk, and reputational risk. We have implemented a risk-based approach to identify and assess the cybersecurity threats that could affect our business and information systems. Our cybersecurity program is aligned with industry standards and best practices. We are currently pursuing a SOC 2 Type 2 Report, and are working to achieve compliance with the National Institute of Standards and Technology ("NIST") 800-171 Cybersecurity Framework.

We have strategically integrated cybersecurity risk management into our broader Enterprise Risk Management Plan to promote a company-wide culture of cybersecurity risk management. An analysis of the potential threat facing the organization tempered with the level of vulnerability to that threat is used to determine the likelihood of risk.

We use various tools and methodologies to manage cybersecurity risk that are tested on a regular cadence and at least annually. We also monitor and evaluate our cybersecurity posture and performance on an ongoing basis through regular vulnerability scans, penetration tests and threat intelligence feeds. We generally require third-party service providers with access to personal, confidential or proprietary information to implement and maintain comprehensive cybersecurity practices consistent with applicable legal standards and industry best practices.

We use third-party service providers to assist us from time to time to identify and monitor material risks from cybersecurity threats, including legal counsel and other professional services firms, threat intelligence services, and cybersecurity consultants.

We are not aware of any material risks from cybersecurity threats that have materially affected or are reasonably likely to materially affect the Company, including our business strategy, results of operations, or financial condition.

Governance

The Board of Directors are acutely aware of the critical nature of managing risks associated with cybersecurity threats. The Audit Committee of the Board has the primary responsibility to oversee effective governance in managing risks associated with cybersecurity threats. Our Audit Committee is composed of members with diverse expertise, including risk management, technology, and finance, equipping them to oversee cybersecurity risks effectively.

Our cybersecurity program is managed by a dedicated Chief Information Security Officer ("CISO") with over 25 years of experience, who has held leadership roles during his career managing cybersecurity, information compliance and governance, privacy programs, and risk remediation. The CISO holds several certifications in cybersecurity-related areas, including Certified Information Systems Security Professional (CISSP), Certified in Risk and Information Systems Control (CRISC) and Certified Information Systems Auditor (CISA). The CISO, General Counsel, and the Chief Financial Officer ("CFO") play a critical role in informing the Audit Committee on cybersecurity risks. They provide comprehensive briefings to the Audit Committee, generally on a quarterly basis but at least annually, which encompass a broad range of topics, including:

- Current cybersecurity landscape and emerging threats;
- Status of ongoing cybersecurity initiatives and strategies;
- Incident reports and learnings from any cybersecurity events; and

- Compliance with regulatory requirements and industry standards.

The Audit Committee also conducts an annual review of the Company's cybersecurity posture and the effectiveness of its risk management strategies.

In the event of a cybersecurity incident, the CISO is equipped with a well-defined cyber crisis response plan. This plan includes assigning of the roles and duties of the crisis management team, immediate actions to mitigate the impact of the incident, and long-term strategies for remediation and prevention of future incidents.

All incidents are reported to the Security Steering Committee, and events that may result in a material loss are additionally reported to the Audit Committee and evaluated for public disclosure as well as disclosure to the appropriate authorities. The Audit Committee oversees management's remediation actions relating to such events, and approves management's assessment of the materiality of the event to the Company.

Item 2. Properties.

Our principal executive office is located in Los Angeles, California. In addition to our Los Angeles office, we operate from four other offices located in Bellevue, Washington; Tempe, Arizona; St. Petersburg, Florida; and Taipei City, Taiwan. We lease each of our offices. We believe that our current facilities are adequate to meet our immediate needs.

Item 3. Legal Proceedings.

From time to time we are a party to various litigation matters incidental to the conduct of our business. We are not presently party to any legal proceedings the resolution of which we believe would have a material adverse effect on our business, prospects, financial condition, liquidity, results of operation, cash flows or capital levels.

The content of Part II, Item 8 "Financial Statements and Supplementary Data—Note 8 to the Consolidated Financial Statements—Commitments and contingencies - Litigation and other matters" of this Annual Report on Form 10-K is hereby incorporated by reference in its entirety in this Item 3.

Item 4. Mine Safety Disclosures.

Not applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information for Our Class A Common Stock

Our Class A common stock began trading on The New York Stock Exchange (NYSE) under the symbol "MAX" on October 28, 2020. Our Class B common stock is not listed or traded on any stock exchange.

Holders of Record

As of January 31, 2024, there were 24 holders of record of our Class A common stock and 13 holders of record of our Class B common stock. We believe there are a significantly larger number of beneficial owners of our common stock because many shares are held by brokers and other institutions on behalf of stockholders.

Dividend policy

We do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Any future determination to declare and pay cash dividends, if any, will be made at the discretion of our Board of Directors and will depend on a variety of factors, including applicable laws, our financial condition, results of operations, contractual restrictions, capital requirements, business prospects, general business or financial market conditions, and other factors our Board of Directors may deem relevant. In addition, the 2021 Credit Agreement contains covenants that restrict QuoteLab, LLC's and, in turn, our ability to pay cash dividends, subject to certain exceptions. Investors should not purchase our Class A common stock with the expectation of receiving cash dividends.

Our Class B common stock is not entitled to any dividend payments.

Securities authorized for issuance under equity compensation plans

The information required by this item will be included in our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023 and is incorporated herein by reference.

Performance Graph



**Comparison of Cumulative Return for MediaAlpha, Inc., the
Russell 3000 Index and S&P 500 Information Technology Index**

The performance graph and related information shall not be deemed to be "soliciting material" or "filed" for purposes of Section 18 of the Exchange Act nor shall such information be incorporated by reference into any filing of MediaAlpha, Inc. under the Exchange Act or the Securities Act, except to the extent we specifically incorporate it by reference in such filing.

The graph set forth above compares the cumulative total return to stockholders on our Class A common stock relative to the cumulative total returns of the Russell 3000 Index and the S&P 500 Information Technology Index between October 28, 2020 (the date our Class A common stock commenced trading on NYSE) through December 31, 2023. All values assume a $100 initial investment and data for the Russell 3000 and the S&P 500 Information Technology Index assume reinvestment of dividends. The comparisons are based on historical data and are not indicative of, nor intended to forecast, the future performance of our Class A common stock.

Issuer Purchases of Equity Securities

The following table provides information about our share repurchase activity for the quarter ended December 31, 2023:

Period:	Total Number of Shares (or Units) Purchased (1)	Average Price Paid per Share (or Unit)	Total Number of Shares (or Units) Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares (or Units) that May Yet Be Purchased Under the Plans or Programs
October, 2023	—	—	N/A	N/A
November, 2023	85,933	9.56	N/A	N/A
December, 2023	—	—	N/A	N/A

(1) These shares of Class A Common Stock were withheld to satisfy tax withholding obligations in connection with the vesting of restricted stock units issued to employees of the Company. We withheld these shares at their fair market values based upon the closing prices of our Class A Common Shares on NYSE on the purchase dates.

Item 6. Reserved.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

     You should read the following discussion and analysis of our financial condition and results of operations together with our audited consolidated financial statements and related notes included in "Financial Statements and Supplementary Data." Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements involving significant risks and uncertainties. As a result of many factors, such as those set forth in "Risk Factors," our actual results may differ materially from the results described in, or implied by, these forward-looking statements.

     We have omitted discussion of 2021 results where it would be redundant to the discussion previously included in Part II, Item 7 "Management's Discussion and Analysis of Financial Condition and Results of Operations," of our Annual Report on Form 10-K for the year ended December 31, 2022, as filed with the Securities and Exchange Commission and is incorporated by reference, and should be referred to for information regarding this period.

Overview

     Our mission is to help insurance carriers and distributors target and acquire customers more efficiently and at greater scale through technology and data science. Our technology platform brings together leading insurance carriers and high-intent consumers through a real-time, programmatic, transparent, and results-driven ecosystem. We believe we are the largest online customer acquisition platform in our core verticals of P&C insurance, health insurance, and life insurance, supporting $571 million in Transaction Value across our platform from these verticals in the year ended December 31, 2023.

     We have multi-faceted relationships with top-tier insurance carriers and distributors. A buyer or a demand partner within our ecosystem is generally an insurance carrier or distributor seeking to reach high-intent insurance consumers. A seller or a supply partner is typically an insurance carrier looking to maximize the value of non-converting or low expected LTV consumers, or an insurance-focused research destination or other financial website looking to monetize high-intent users on their websites. During the year ended December 31, 2023, an average of 36.9 million consumers shopped for insurance products through the websites of our diversified group of supply partners and our proprietary websites each month, driving an average of 8.2 million Consumer Referrals on our platform each month.

     We generate revenue by earning a fee for each Consumer Referral sold on our platform. A transaction becomes payable upon a qualifying consumer action, such as a click, call or lead, and is generally not contingent on the sale of a product to the consumer.

     We believe our technology is a key differentiator and a powerful driver of our performance. We maintain deep, custom integrations with partners representing the majority of our Transaction Value, which enable automated, data-driven processes that optimize our partners' customer acquisition spend and revenue. Through our platform, our insurance carrier partners can target and price across over 35 separate consumer attributes to manage customized acquisition strategies.

Executive Summary

Highlights

(in millions, except percentages)		Year ended December 31, 2023	$	%		Year ended December 31, 2022
Revenue	$	388.1	(70.9)	(15.4)%	$	459.1
Transaction Value[1]	$	593.4	(144.1)	(19.5)%	$	737.5
Contribution[1]	$	78.1	(2.7)	(3.3)%	$	80.8
Net (Loss)	$	(56.6)	15.9	(21.9)%	$	(72.4)
Adjusted EBITDA[1]	$	27.1	4.3	18.6%	$	22.9

1. Transaction Value is an operating metric not presented in accordance with GAAP. Adjusted EBITDA and Contribution Margin are non-GAAP financial measures. See "Management's discussion and analysis of financial condition and results of operations-Key business and operating metrics." for additional information regarding the Company's operating metrics and Non-GAAP metrics.

For the year ended December 31, 2023, we generated $388.1 million of revenue and $593.4 million of Transaction Value, representing decreases of 15.4% and 19.5%, respectively, compared with the year ended December 31, 2022, as challenging conditions in the personal auto insurance industry continued to pressure P&C carrier underwriting profitability and in turn customer acquisition investments on our platform. Many of our demand partners in our P&C vertical continued to experience higher-than-expected underwriting losses driven by inflation in automobile replacement and repair costs, leading them to reduce their customer acquisition spend until they obtain approval of premium increases from state regulators. As claims cost inflation has eased and P&C insurance carriers have received regulatory approval of premium increases, their combined ratios (their claims costs and operating expenses as a percentage of total premiums) have begun to improve, We expect a continuation of this improvement in 2024, which should result in significant increases in advertising spend as carriers turn their focus to acquiring new customers. In our health and life insurance verticals, we continue to capitalize on the shift to direct, digital distribution. In our Health vertical, we experienced an overall strong performance in Under 65 health insurance during the Affordable Care Act (ACA) Open Enrollment Period (OEP), offset in part by lower-than-expected performance in Medicare due to the headwinds encountered by our partners during the Medicare Annual Enrollment Period (AEP).

Contribution, which generally represents revenue less revenue share payments and online advertising costs, was $78.1 million for the year ended December 31, 2023, a year-over-year decline of 3.3%. Contribution Margin was 20.1%, compared with 17.6% in 2022. The increases in contribution margin was due primarily to mix driven increases in our P&C vertical as well as increases in Health Transaction Value.

Net loss for the year ended December 31, 2023 was $56.6 million, compared with a net loss of $72.4 million for the year ended December 31, 2022, driven primarily by higher income tax expense during the year ended December 31, 2022 due to recognition of valuation allowance against our deferred tax asset and higher interest expense during the year ended December 31, 2023, partially offset by a gain on reduction of liability pursuant to the Tax Receivables Agreement during the year ended December 31, 2022.

Adjusted EBITDA for the year ended December 31, 2023 was $27.1 million, a year-over-year increase of 18.6%, due primarily to lower personnel costs resulting from employee terminations and lower directors and officers insurance premiums.

Key factors affecting our business

Revenue

We believe that our future performance will depend on many factors, including those described below and in the section titled Part I, Item 1A "Risk factors" included in this Annual Report on Form 10-K.

Secular trends in the insurance industry

Our technology platform was created to serve and grow with our core insurance end markets. We believe secular trends in the insurance industry are critical drivers of our revenue and will continue to provide strong tailwinds for our business over the long term. Customer acquisition spending by insurance carriers is growing over time, and as more consumers shop for insurance online, direct-to-consumer marketing, which fuels our revenue, has become the fastest growing insurance distribution channel. As mass-market customer acquisition becomes more costly, insurance carriers and distributors are increasingly focusing on optimizing customer acquisition spend, which is at the core of the service we deliver on our platform. As long as these secular trends persist, we expect digital insurance customer acquisition spending to continue to grow over time, and we believe we are well-positioned to benefit from this growth.

Transaction Value

Transaction Value from Open Marketplace transactions is a direct driver of our revenue, while Transaction Value from Private Marketplace transactions is an indirect driver of our revenue (see "Key business and operating metrics" below). Transaction Value on our platform declined to $593.4 million for the year ended December 31, 2023 from $737.5 million for the year ended December 31, 2022, due primarily to a decrease in customer acquisition spending by P&C insurance carriers in response to significant reductions in their underwriting profitability. We have developed multi-faceted, deeply integrated partnerships with insurance carriers and distributors, who may be both buyers and sellers on our platform. We believe the versatility and breadth of our offerings, coupled with our focus on high-quality products, provide significant value to insurance carriers and distributors, leading many of them to use our platform as their central hub for broadly managing digital customer acquisition and monetization, resulting in strong retention rates. For the year ended December 31, 2023, 93% of total insurance Transaction Value executed on our platform came from demand partner relationships in existence during 2022.

Our demand and supply partners

Our success depends on our ability to retain and grow the number of demand and supply partners on our platform. The aggregate number of demand and supply partners active on our platform, excluding our agent buyers, was approximately 1,230 for the years ended December 31, 2023 and 2022, driven by increased engagement in our Health vertical. We retain and attract demand partners by finding high-quality sources of Consumer Referrals to make available to our demand partners. We obtain these Consumer Referrals from our diverse network of supply partners as well as from our proprietary properties. We seek to develop, acquire and retain relationships with high-quality supply partners by developing flexible platforms to enable our supply partners to maximize their revenue, manage their demand side relationships in scalable and flexible ways and focus on long-term sustainable economics with respect to revenue share. Our relationships with our partners are deep and long standing and involve most of the top-tier insurance carriers in the industry. In terms of buyers, during the year ended December 31, 2023, 15 of the top 20 largest auto insurance carriers by customer acquisition spend were on our platform.

Consumer Referrals

Our results depend in large part on the number of Consumer Referrals purchased on our platform. The aggregate number of consumer clicks, calls and leads purchased by insurance buyers on our platform increased to 98.8 million for the year ended December 31, 2023 from 90.4 million for the year ended December 31, 2022. We seek to increase the number and scale of our supply relationships and drive consumers to our proprietary properties through a variety of paid traffic acquisition sources. We continuously look to diversify our paid media sources to extend beyond search engine marketing, which has historically represented the bulk of our paid media spend, into other online media sources, such as native, social, and display advertising.

Seasonality

Our results are subject to fluctuations as a result of seasonality. In particular, our P&C insurance vertical is typically characterized by seasonal strength in our quarters ending March 31 due to a greater supply of Consumer Referrals and higher customer acquisition budgets during the start of the year, and to seasonal weakness in our quarters ending December 31 due to a lower supply of Consumer Referrals available on a cost-effective basis and lower customer acquisition budgets from some buyers during those quarters. Our health insurance vertical is typically characterized by seasonal strength in our quarters ending December 31 due to open enrollment periods for health insurance and annual enrollment for Medicare during those quarters, with a material increase in consumer search volume for health products and a related increase in buyer customer acquisition budgets.

Other factors affecting our partners' businesses include macro factors such as credit availability in the market, the strength of the economy and employment levels.

Cyclicality

Our results are also subject to fluctuations as a result of business cycles experienced by companies in the insurance industry. These cycles in the auto insurance industry are characterized by periods of "soft" market conditions, when carriers are profitable and are focused on increasing capacity and building market share, and "hard" market conditions, when carriers are experiencing lower or even negative underwriting profits and are seeking to increase their premium rates to improve their profitability. As our demand partners in these industries go through these market cycles, they often increase their customer acquisition spending during soft markets and reduce it during hard markets, causing their relative demand for Consumer Referrals from our platform to increase and decrease accordingly. We believe that the auto insurance industry has been in a "hard" market since the second half of 2021, with many P&C insurance carriers experiencing lower than expected underwriting profitability due to higher than expected inflation in automobile claims costs, causing them to significantly reduce their customer acquisition spending on our platform. In late 2023, P&C insurance industry profitability began to improve as premium increases began to outpace loss cost inflation. While we expect this improvement to continue, driving increases in P&C insurance revenue over the course of 2024 as more carriers reach rate adequacy and return their focus to acquiring new customers, we are currently unable to accurately predict the timing or slope of a recovery from this cyclical downturn, or its impact on our revenue from the P&C insurance vertical or our profitability, beyond the first quarter of 2024.

Regulations

Our revenue and earnings may fluctuate from time to time as a result of federal, state, international and industry-based laws, directives and regulations and developing standards with respect to the enforcement of those regulations. Our business is affected directly because we operate websites, conduct telemarketing and email marketing and collect, process, store, share, disclose, transfer and use consumer information and other data. Our business is affected indirectly as our clients adjust their operations as a result of regulatory changes and enforcement activity within their industries. For example, the FTC has recently started taking a new position (in recent public statements and enforcement actions) regarding the consent rules under the Telemarketing Sales Rule ("TSR"), and the Federal Communications Commission has recently adopted changes to the consent rules under the Telephone Consumer Protection Act of 1991 ("TCPA"). These changes have required, and may in the future require, both us and our Partners to adjust their telemarketing activities. While it is unclear how these changes may ultimately be implemented and/or interpreted, they may have a significant impact on the market for leads, and may require us and our Partners to modify our telemarketing practices and policies. In addition, the California Consumer Privacy Act ("CCPA"), became effective on January 1, 2020 and has been amended by the California Privacy Rights Act ("CPRA"), which became effective January 1, 2023, and a number of other states, including Colorado, Connecticut, Delaware, Florida, Indiana, Iowa, Montana, New Jersey, Oregon, Tennessee, Texas, Utah, Virginia, and Washington, have enacted or are considering similar laws, all of which may affect our business. While it is unclear how this new legislation may be modified or how certain provisions will be interpreted, the effects of this legislation are potentially significant, and may require us to modify our data processing practices and policies and incur substantial compliance-related costs and expenses. In addition, we are licensed as a health insurance broker in all 50 states and the District of Columbia, making us subject to certain insurance laws and regulations. Our Medicare business is also subject to Federal rules governing the marketing of such policies. For a description of laws and regulations to which we are generally subject, see Item 1 "Business" and Item 1A "Risk Factors."

In addition, we are impacted by the regulation of the insurance carriers with whom we do business. In most states, insurance carriers are required to obtain approval of their premium rates from the regulatory authority in such states. The timing of such approval process, as well as the willingness of insurance regulators to approve rate increases, can impact the profitability of new policies and the level of customer acquisition spending by carriers in a given period, which in turn can cause fluctuations in our revenue and earnings.

Key components of our results of operations

Revenue

We operate primarily in the P&C insurance, health insurance and life insurance verticals and generate revenue through the purchase and sale of Consumer Referrals.

The price and amount of Consumer Referrals purchased and sold on our platform vary based on a number of market conditions and consumer attributes, including (i) geographic location of consumers, (ii) demographic attributes of consumers, (iii) the source of Consumer Referrals and quality of conversion by source, (iv) buyer bid levels and (v) buyer demand and budgets.

In our Open Marketplace transactions, we have control over the Consumer Referrals that are sold to our demand partners. In these arrangements, we have separate agreements with suppliers and demand partners. Suppliers are not a party to the contractual arrangements with our demand partners, nor are the suppliers the beneficiaries of our demand partner agreements. We generate revenue from the sale of consumer referrals from our demand partners and separately pay (i) a revenue share to suppliers or (ii) a fee to internet search companies to drive consumers to our proprietary websites. We are the principal in Open Marketplace transactions. As a result, the fees paid by demand partners for Consumer Referrals are recognized as revenue and the fees paid to suppliers are included in cost of revenue.

With respect to our Private Marketplace transactions, buyers and suppliers contract with one another directly and leverage our platform to facilitate transparent, real-time transactions utilizing the reporting and analytical tools available to them from use of our platform. We charge the supplier a platform fee on the Consumer Referrals transacted. We act as an agent in Private Marketplace transactions and recognize revenue for the platform fee received, which is a negotiated percentage of the Transaction Value of such transactions. There are no payments made by us to suppliers in our Private Marketplace.

We recognize revenue derived from Consumer Referrals when we transfer these Consumer Referrals to our buyers in an amount that reflects the consideration to which we are entitled. We recognize revenue pursuant to the framework contained in Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"), as issued by the Financial Accounting Standards Board ("FASB"): (i) identify the contract with a client; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when we satisfy the performance obligations.

Generally, our contracts with buyers specify a period of time covered and a budget governing spend limits. While contracts can specify a term, most of our contracts can be terminated at any time without penalty upon 30- or 60-days' notice. As a result, the transaction price for the delivery of each Consumer Referral is determined and recorded in real time and no estimation of variable consideration or future consideration is required. We satisfy our performance obligations as services are provided. We do not promise to provide any other significant goods or services to our partners after delivery and generally do not offer a right of return.

Costs and operating expenses

Costs and operating expenses consist primarily of cost of revenue, sales and marketing expenses, product expenses and general and administrative expenses.

Cost of revenue

Our cost of revenue is comprised primarily of revenue share payments to suppliers and traffic acquisition costs paid to search engines and social media platforms, as well as telephony infrastructure costs, internet and hosting costs, and merchant fees, and includes salaries, wages, equity-based compensation, the cost of health and other employee benefits for employees engaged in media buying, and other expenses including allocated portion of rent and facilities expenses.

Sales and marketing

Sales and marketing expenses consist primarily of an allocation of personnel expenses for employees engaged in demand side and supply side business development and marketing, and include salaries, wages, equity-based compensation, and the cost of health and other employee benefits. Sales and marketing expenses also include costs related to attracting partners to our platform, including marketing and promotions, tradeshows and related travel and entertainment expenses. Sales and marketing expenses also include an allocated portion of rent and facilities expenses and depreciation and amortization expense.

Product development

Product development expenses consist primarily of an allocation of personnel expenses for employees engaged in technology, engineering and product development and include salaries, wages, equity-based compensation, and the cost of health and other employee benefits. Product development expenses also include an allocated portion of rent and facilities expenses and depreciation and amortization expense.

General and administrative

General and administrative expenses consist primarily of an allocation of personnel expenses for executive, finance, legal, people operations, and business analytics employees, and include salaries, wages, equity-based compensation, and the cost of health and other employee benefits. General and administrative expenses also include professional services, an allocated portion of rent and facilities expenses and depreciation and amortization expense, and any change in fair value of contingent consideration.

Other expense (income), net

Other expense (income), net consists primarily of income and expenses not incurred by us in our ordinary course of business and that are not included in any of the captions above. Other expense, net for the year ended December 31, 2023 consisted primarily of an impairment charge related to our cost method investment. Other (income), net for the year ended December 31, 2022 consisted primarily of a gain on reduction of liability pursuant to the Tax Receivables Agreement ("TRA") offset in part by an impairment charge related to our cost method investment.

Interest expense

Interest expense consists primarily of interest expense associated with outstanding borrowings under our 2021 Credit Facilities and the amortization of deferred financing costs associated with these arrangements. See "Liquidity and capital resources-Financing activities" below.

Income tax expense (benefit)

MediaAlpha, Inc. is taxed as a corporation and pays corporate federal, state and local taxes on income allocated to it from QLH based upon MediaAlpha, Inc.'s economic interest held in QLH. QLH is treated as a pass-through partnership for income tax reporting purposes and is not subject to federal income tax. Instead, QLH's taxable income or loss is passed through to its members, including MediaAlpha, Inc., pro-rata to their ownership interest in QLH. Accordingly, as our ownership interest in QLH increases, our share of the taxable income (loss) of QLH also increases. As of December 31, 2023, our ownership interest in QLH was 72.3%.

Net income (loss) attributable to non-controlling interest

Net income (loss) is attributed to non-controlling interests in accordance with QLH's limited liability company agreement. We allocate a share of the pre-tax income (loss) of the QLH incurred subsequent to the Reorganization Transactions to the non-controlling interest holders pro-rata to their ownership interest in QLH. The non-controlling interests balance represents the Class B-1 units, substantially all of which are held by Insignia and the Senior Executives.

Results of operations

The following table sets forth our operating results in absolute dollars and as a percentage of revenue for the years ended December 31, 2023 and 2022:

	Year Ended December 31,				
	2023			2022	
(in thousands)					
Revenue	$	388,149	100.0 %	$ 459,072	100.0 %
Costs and operating expenses					
Cost of revenue		321,437	82.8 %	389,013	84.7 %
Sales and marketing		25,432	6.6 %	28,816	6.3 %
Product development		18,458	4.8 %	21,077	4.6 %
General and administrative		62,746	16.2 %	55,556	12.1 %
Total costs and operating expenses		428,073	110.3 %	494,462	107.7 %
(Loss) from operations		(39,924)	(10.3)%	(35,390)	(7.7)%
Other expense (income), net		1,779	0.5 %	(75,094)	(16.4)%
Interest expense		15,315	3.9 %	9,245	2.0 %
Total other expense (income), net		17,094	4.4 %	(65,849)	(14.3)%
(Loss) income before income taxes		(57,018)	(14.7)%	30,459	6.6 %
Income tax (benefit) expense		(463)	(0.1)%	102,905	22.4 %
Net (loss)	$	(56,555)	(14.6)%	$ (72,446)	(15.8)%
Net (loss) attributable to non-controlling interest		(16,135)	(4.2)%	(14,780)	(3.2)%
Net (loss) attributable to MediaAlpha, Inc.	$	(40,420)	(10.4)%	$ (57,666)	(12.6)%
Net (loss) per share of Class A common stock					
-Basic and diluted	$	(0.89)		$ (1.37)	
Weighted average shares of Class A common stock outstanding					
-Basic and diluted		45,573,416		41,944,874	

Revenue

The following table presents our revenue, disaggregated by vertical, for the years ended December 31, 2023 and 2022, and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023	$	%	Year ended December 31, 2022
Property & casualty insurance	$ 164,234	(60,132)	(26.8)%	$ 224,366
Percentage of revenue	42.3 %			48.9 %
Health insurance	186,275	(1,117)	(0.6)%	187,392
Percentage of revenue	48.0 %			40.8 %
Life insurance	24,287	(2,424)	(9.1)%	26,711
Percentage of revenue	6.3 %			5.8 %
Other	13,353	(7,250)	(35.2)%	20,603
Percentage of revenue	3.4 %			4.5 %
Revenue	$ 388,149	(70,923)	(15.4)%	$ 459,072

The decrease in P&C insurance revenue for the year ended December 31, 2023, compared with the year ended December 31, 2022, was due primarily to a decrease in customer acquisition spending by P&C carriers in response to lower than expected underwriting profitability. The auto insurance industry began to experience a cyclical downturn in the second half of 2021, with many P&C insurance carriers experiencing lower than expected underwriting profitability due to higher than expected inflation in automobile claims costs, leading them to reduce their customer acquisition spending on our platform until they obtain regulatory approval to increase their premium rates. Though we continue to expect P&C insurance revenue to increase over the course of 2024 as more carriers reach rate adequacy and resume competing for market share, we are currently unable to accurately predict the duration of this cyclical downturn or its impact on our revenue from the P&C insurance vertical, or our profitability, beyond the first quarter of 2024.

The decrease in health insurance revenue for the year ended December 31, 2023, compared with the year ended December 31, 2022, was driven primarily by a decrease in the supply of Consumer Referrals from our Medicare supply partners due to challenges in complying with recent changes in marketing regulations, offset in part by increased advertising spend from our under 65 health insurance partners.

The decrease in life insurance revenue for the year ended December 31, 2023, compared with the year ended December 31, 2022, was driven by a continued reduction in consumers shopping for life insurance as concerns related to the COVID-19 pandemic eased, as well as by a shift in focus by a key supply partner from Life insurance to our Health vertical.

The decrease in other revenue for the year ended December 31, 2023, compared with the year ended December 31, 2022, was driven primarily by lower revenue from our travel vertical, as a significant increase in cost of acquisition for publishers reduced the supply of Consumer Referrals to our marketplaces.

Cost of revenue

The following table presents our cost of revenue for the years ended December 31, 2023 and 2022 and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023	$	%	Year ended December 31, 2022
Cost of revenue	$ 321,437	(67,576)	(17.4)%	$ 389,013
Percentage of revenue	*82.8 %*			*84.7 %*

The decrease in cost of revenue for the year ended December 31, 2023, compared with the year ended December 31, 2022, was driven primarily by lower revenue share payments to suppliers due to the overall decrease in revenue as well as lower media costs during the year ended December 31, 2023.

As we experience changes in revenue, we expect the relationship between our costs and revenue to remain generally in line with our historical results.

Sales and marketing

The following table presents our sales and marketing expenses for the years ended December 31, 2023 and 2022 and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023	$	%	Year ended December 31, 2022
Sales and marketing	$ 25,432	(3,384)	(11.7)%	$ 28,816
Percentage of revenue	*6.6%*			*6.3%*

The decrease in sales and marketing expenses for the year ended December 31, 2023, compared with the year ended December 31, 2022, was driven primarily by a decrease in equity-based compensation expense of $1.8 million and a decrease in other personnel-related costs of $2.1 million, which were related to lower employee headcount resulting primarily from the reduction in force plan implemented by us in May 2023 (RIF Plan), offset in part by an increase in amortization expense of $0.9 million related to the amortization of intangible assets arising from our acquisition of CHT.

Product development

The following table presents our product development expenses for the years ended December 31, 2023 and 2022, and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023	$	%	Year ended December 31, 2022
Product development	$ 18,458	(2,619)	(12.4)%	$ 21,077
Percentage of revenue	*4.8%*			*4.6%*

The decrease in product development expenses for the year ended December 31, 2023, compared with the year ended December 31, 2022, was driven primarily by a decrease in equity-based compensation expense of $1.8 million and a decrease in other personnel-related costs of $0.4 million, which were related to lower employee headcount resulting primarily from the RIF Plan.

General and administrative

The following table presents our general and administrative expenses for the years ended December 31, 2023 and 2022, and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023	$	%	Year ended December 31, 2022
General and administrative	$ 62,746	7,190	12.9 %	$ 55,556
Percentage of revenue	*16.2%*			*12.1%*

The increase in general and administrative expenses for the year ended December 31, 2023, compared with the year ended December 31, 2022, was driven primarily by a gain of $7.0 million recorded during the year ended December 31, 2022 on remeasurement of the contingent consideration related to CHT , as well as to a $5.2 million increase in legal costs associated primarily with the civil investigative demand from the Federal Trade Commission and a legal settlement unrelated to our core operations, offset in part by a $2.4 million decrease in directors and officers insurance premiums, a $2.7 million decrease in accounting and professional fees, and a $1.8 million decrease in equity-based compensation.

Equity-based compensation

The following table presents our equity-based compensation expense that was included in cost of revenue and operating expenses for the years ended December 31, 2023 and 2022, and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023		$	%	Year ended December 31, 2022	
Cost of revenue	$	3,875	241	6.6%	$	3,634
Sales and marketing		8,654	(1,791)	(17.1)%		10,445
Product development		7,719	(1,817)	(19.1)%		9,536
General and administrative		33,073	(1,784)	(5.1)%		34,857
Total	$	53,321	(5,151)	(8.8)%	$	58,472

The decrease in equity-based compensation expense for the year ended December 31, 2023, compared with the year ended December 31, 2022, was driven primarily by lower employee headcount, resulting primarily from the RIF Plan and as the majority of the RSUs granted at IPO became fully vested during the fourth quarter of 2023, offset in part by higher expenses related to annual awards of RSUs granted to employees,

Amortization

The following table presents our amortization of intangible asset expense that was included in operating expenses for the years ended December 31, 2023 and 2022, and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023		$	%	Year ended December 31, 2022	
Sales and marketing	$	6,157	861	16.3%	$	5,296
General and administrative		760	301	65.6%		459
Total	$	6,917	1,162	20.2%	$	5,755

The increase in amortization expense for the year ended December 31, 2023, compared with the year ended December 31, 2022, was related to intangible assets arising from our acquisition of CHT, which was completed in April 2022.

Other expense (income), net

The following table presents our other expense (income) for the years ended December 31, 2023 and 2022, and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023		$	%	Year ended December 31, 2022	
Other expense (income), net	$	1,779	76,873	n/m	$	(75,094)
Percentage of revenue		*0.5 %*				*(16.4)%*

For the year ended December 31, 2023, other expense (income), net consisted primarily of charges related to the impairment of our cost method investment of $1.4 million. For the year ended December 31, 2022, other expense (income), net consisted primarily of a gain on reduction of our liability pursuant to the TRA of $83.3 million resulting from remeasuring of the non-current portion of liability to zero as of December 31, 2022 after we concluded that payments under the agreement are no longer probable, offset in part by charges related to the impairment of our cost method investment of $8.6 million.

Interest expense

The following table presents our interest expense for the years ended December 31, 2023 and 2022, and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023	$	%	Year ended December 31, 2022
Interest expense, net	$ 15,315	6,070	65.7 %	$ 9,245
Percentage of revenue	*3.9%*			*2.0%*

The increase in interest expense for the year ended December 31, 2023, compared with the year ended December 31, 2022, was driven by an increase in the interest rate payable on amounts borrowed under the 2021 Credit Facilities, offset in part by the impact of lower outstanding balances in the current year period.

Income tax (benefit) expense

The following table presents our income tax (benefit) expense for the years ended December 31, 2023 and 2022, and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023	$	%	Year ended December 31, 2022
Income tax (benefit) expense	$ (463)	(103,368)	n/m	$ 102,905
Percentage of revenue	*(0.1)%*			*22.4 %*

For the year ended December 31, 2023, our income tax benefit of $0.5 million consisted primarily of the tax impacts of changes in our uncertain tax positions, as we recorded a valuation allowance against our current year losses. During the year ended December 31, 2022, our income tax expense consisted primarily of the tax impacts of an additional valuation allowance of $84.5 million that we recorded on our deferred tax assets, as based on our recent history of pre-tax losses we determined that the negative evidence outweighs the positive evidence and so it is more likely than not that our deferred tax assets will not be utilized.

Key business and operating metrics

In addition to traditional financial metrics, we rely upon certain business and operating metrics that are not presented in accordance with GAAP to estimate the volume of spending on our platform, estimate and recognize revenue, evaluate our business performance and facilitate our operations. Such business and operating metrics should not be considered in isolation from, or as an alternative to, measures presented in accordance with GAAP and should be considered together with other operating and financial performance measures presented in accordance with GAAP. Also, such business and operating metrics may not necessarily be comparable to similarly titled measures presented by other companies.

Adjusted EBITDA

We define "Adjusted EBITDA" as net income excluding interest expense, income tax benefit (expense), depreciation expense on property and equipment, amortization of intangible assets, as well as equity-based compensation expense and certain other adjustments as listed in the table below. Adjusted EBITDA is a non-GAAP financial measure that we present to supplement the financial information we present on a GAAP basis. We monitor and present Adjusted EBITDA because it is a key measure used by our management to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. We believe that Adjusted EBITDA helps identify underlying trends in our business that could otherwise be masked by the effect of the expenses that we exclude in the calculations of Adjusted EBITDA. Accordingly, we believe that Adjusted EBITDA provides useful information to investors and others in understanding and evaluating our operating results, enhancing the overall understanding of our past performance and future prospects. In addition, presenting Adjusted EBITDA provides investors with a metric to evaluate the capital efficiency of our business.

Adjusted EBITDA is not presented in accordance with GAAP and should not be considered in isolation of, or as an alternative to, measures presented in accordance with GAAP. There are a number of limitations related to the use of Adjusted EBITDA rather than net income, which is the most directly comparable financial measure calculated and presented in accordance with GAAP. These limitations include the fact that Adjusted EBITDA excludes interest expense on debt, income tax benefit (expense), equity-based compensation expense, depreciation and amortization, and certain other adjustments that we consider to be useful to investors and others in understanding and evaluating our operating results. In addition, other companies may use other measures to evaluate their performance, including different definitions of "Adjusted EBITDA," which could reduce the usefulness of our Adjusted EBITDA as a tool for comparison.

The following table reconciles Adjusted EBITDA with net (loss), the most directly comparable financial measure calculated and presented in accordance with GAAP, for the years ended December 31, 2023 and 2022.

(in thousands)	Year Ended December 31,	
	2023	2022
Net (loss)	$ (56,555)	$ (72,446)
Equity-based compensation expense	53,321	58,472
Interest expense	15,315	9,245
Income tax (benefit) expense	(463)	102,905
Depreciation expense on property and equipment	353	392
Amortization of intangible assets	6,917	5,755
Transaction expenses[1]	641	636
SOX implementation costs[2]	—	110
Fair value adjustment to contingent consideration[3]	—	(7,007)
Impairment of cost method investment	1,406	8,594
Changes in TRA related liability[4]	6	(83,832)
Changes in Tax Indemnification Receivable[5]	639	(58)
Settlement of federal and state income tax refunds[6]	5	92
Legal expenses[7]	4,303	—
Reduction in force costs[8]	1,233	—
Adjusted EBITDA	$ 27,121	$ 22,858

(1)   Transaction expenses for the year ended December 31, 2023 consist of $0.6 million of legal and accounting fees incurred by us in connection with the amendment to the 2021 Credit Facilities, the tender offer filed by the Company's largest shareholder in May 2023, and a resale registration statement filed with the SEC. Transaction expenses for the year ended December 31, 2022 consist of $0.6 million of legal, accounting and other consulting fees incurred by us in connection with our acquisition of CHT.

(2)   SOX implementation costs consist of $0.1 million of expenses incurred by us for the year ended December 31, 2022 for third-party consultants to assist us with the development, implementation, and documentation of new and enhanced internal controls and processes for compliance with SOX Section 404(b).

(3)   Fair value adjustment to contingent consideration for the year ended December 31, 2022 consists of $7.0 million of gain in connection with the remeasurement of the contingent consideration for the acquisition of CHT as of December 31, 2022.

(4)   Changes in TRA related liability for the year ended December 31, 2023 consist of immaterial expense. Changes in TRA related liability for the year ended December 31, 2022 consist of $83.3 million of gain on reduction of liability pursuant to the TRA resulting from remeasuring of the non-current portion of liability to zero as we no longer consider the payments under the agreement to be probable.

(5)   Changes in Tax Indemnification Receivable consists of $0.6 million of expense and $0.1 million of income incurred by us for the years ended December 31, 2023 and 2022, respectively, related to changes in the tax indemnification receivable recorded in connection with the Reorganization Transactions. The change also resulted in an expense/benefit of the same amount, which has been recorded within income tax (benefit) expense for the same periods.

(6)   Settlement of federal and state tax refunds consist of immaterial expense and $0.1 million of expenses incurred by us for the years ended December 31, 2023 and 2022, respectively, related to reimbursement to White Mountains for federal and state tax refunds for the period prior to the Reorganization Transactions related to 2020 federal and state tax returns. The settlement also resulted in a benefit of the same amount, which has been recorded within income tax (benefit) expense for the same periods.

(7)   Legal expenses of $4.3 million for the year ended December 31, 2023 consist of legal fees incurred in connection with the civil investigative demand received from the Federal Trade Commission (FTC) in February 2023 and costs associated with a legal settlement unrelated to our core operations.

(8)   Reduction in force costs for the year ended December 31, 2023 consist of $1.2 million of severance benefits provided to the terminated employees in connection with the RIF Plan. Additionally, equity-based compensation expense includes $0.3 million of charges related to the RIF Plan for the year ended December 31, 2023.

Contribution and Contribution Margin

We define "Contribution" as revenue less revenue share payments and online advertising costs, or, as reported in our consolidated statements of operations, revenue less cost of revenue (i.e., gross profit), as adjusted to exclude the following items from cost of revenue: equity-based compensation; salaries, wages, and related costs; internet and hosting costs;

amortization; depreciation; other services; and merchant-related fees. We define "Contribution Margin" as Contribution expressed as a percentage of revenue for the same period. Contribution and Contribution Margin are non-GAAP financial measures that we present to supplement the financial information we present on a GAAP basis. We use Contribution and Contribution Margin to measure the return on our relationships with our supply partners (excluding certain fixed costs), the financial return on and efficacy of our online advertising costs to drive consumers to our proprietary websites, and our operating leverage. We do not use Contribution and Contribution Margin as measures of overall profitability. We present Contribution and Contribution Margin because they are used by our management and board of directors to manage our operating performance, including evaluating our operational performance against budget and assessing our overall operating efficiency and operating leverage. For example, if Contribution increases and our headcount costs and other operating expenses remain steady, our Adjusted EBITDA and operating leverage increase. If Contribution Margin decreases, we may choose to re-evaluate and re-negotiate our revenue share agreements with our supply partners, to make optimization and pricing changes with respect to our bids for keywords from primary traffic acquisition sources, or to change our overall cost structure with respect to headcount, fixed costs and other costs. Other companies may calculate Contribution and Contribution Margin differently than we do. Contribution and Contribution Margin have their limitations as analytical tools, and you should not consider them in isolation or as substitutes for analysis of our results presented in accordance with GAAP.

The following table reconciles Contribution with gross profit, the most directly comparable financial measure calculated and presented in accordance with GAAP, for the years ended December 31, 2023 and 2022.

		Year Ended December 31,		
(in thousands)		2023		2022
Revenue	$	388,149	$	459,072
Less cost of revenue		(321,437)		(389,013)
Gross profit	$	66,712	$	70,059
Adjusted to exclude the following (as related to cost of revenue):				
Equity-based compensation		3,875		3,634
Salaries, wages, and related		3,682		3,556
Internet and hosting		579		496
Depreciation		38		41
Other expenses		692		720
Other services		2,491		2,171
Merchant-related fees		32		109
Contribution	$	78,101	$	80,786
Gross Margin		17.2 %		15.3 %
Contribution Margin		20.1 %		17.6 %

Transaction Value

We define "Transaction Value" as the total gross dollars transacted by our partners on our platform. Transaction Value is an operating metric not presented in accordance with GAAP, and is a driver of revenue based on the economic relationships we have with our partners. Our partners use our platform to transact via Open and Private Marketplace transactions. In our Open Marketplace model, Transaction Value is equal to revenue recognized and revenue share payments to our supply partners represent costs of revenue. In our Private Marketplace model, revenue recognized represents a platform fee billed to the demand partner or supply partner based on an agreed-upon percentage of the Transaction Value for the Consumer Referrals transacted, and accordingly there are no associated costs of revenue. We utilize Transaction Value to assess revenue and to assess the overall level of transaction activity through our platform. We believe it is useful to investors to assess the overall level of activity on our platform and to better understand the sources of our revenue across our different transaction models and verticals.

The following table presents Transaction Value by platform model for the years ended December 31, 2023 and 2022.

(in thousands)	Year Ended December 31,	
	2023	2022
Open Marketplace transactions	$ 378,730	$ 445,950
Percentage of total Transaction Value	63.8 %	60.5 %
Private Marketplace transactions	$ 214,708	291,564
Percentage of total Transaction Value	36.2 %	39.5 %
Total Transaction Value	$ 593,438	$ 737,514

The following table presents Transaction Value by vertical for the years ended December 31, 2023 and 2022.

(in thousands)	Year Ended December 31,	
	2023	2022
Property & Casualty insurance	$ 277,552	$ 399,861
Percentage of total Transaction Value	46.8 %	54.2 %
Health insurance	259,822	251,400
Percentage of total Transaction Value	43.8 %	34.1 %
Life insurance	34,057	44,619
Percentage of total Transaction Value	5.7 %	6.0 %
Other	22,007	41,634
Percentage of total Transaction Value	3.7 %	5.6 %
Total Transaction Value	$ 593,438	$ 737,514

Consumer Referrals

We define "Consumer Referral" as any consumer click, call or lead purchased by a buyer on our platform. Click revenue is recognized on a pay-per-click basis and revenue is earned and recognized when a consumer clicks on a listed buyer's advertisement that is presented subsequent to the consumer's search (e.g., auto insurance quote search or health insurance quote search). Call revenue is earned and recognized when a consumer transfers to a buyer and remains engaged for a requisite duration of time, as specified by each buyer. Lead revenue is recognized when we deliver data leads to buyers. Data leads are generated either through insurance carriers, insurance-focused research destination websites or other financial websites that make the data leads available for purchase through our platform, or when consumers complete a full quote request on our proprietary websites. Delivery occurs at the time of lead transfer. The data we generate from each Consumer Referral feeds into our analytics model to generate conversion probabilities for each unique consumer, enabling discovery of predicted return and cost per sale across the platform and helping us to improve our platform technology. We monitor the number of Consumer Referrals on our platform in order to measure Transaction Value, revenue and overall business performance across our verticals and platform models.

The following table presents the percentages of total Transaction Value generated from clicks, calls and leads for the years ended December 31, 2023 and 2022:

	Year Ended December 31,	
	2023	2022
Clicks	69.4 %	75.3 %
Calls	18.6 %	15.3 %
Leads	12.0 %	9.4 %

Segment information

We operate primarily in the United States and in a single operating segment. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. Our chief operating decision maker is our chief executive officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. No expense or operating income is evaluated at a level below our consolidated financial statements. Since we operate in one operating segment and reportable segment, all required financial segment information can be found in the consolidated financial statements.

Number of demand and supply partners

The aggregate number of demand and supply partners on our platform determines in part the level of Consumer Referral demand and supply on our platform. We use the number of demand and supply partners on our platform to evaluate our current business performance and future business prospects.

Liquidity and capital resources

Overview

Our principal sources of liquidity are our cash flow generated from operations and cash and funds available under the 2021 Revolving Credit Facility. Our principal uses of cash include funding of our operations, interest payments, and mandatory principal payments on our long-term debt. As of December 31, 2023 and December 31, 2022, our cash and cash equivalents totaled $17.3 million and $14.5 million, respectively. As of December 31, 2023, the aggregate principal amount outstanding under the 2021 Term Loan Facility was $171.0 million and our borrowing capacity available under the 2021 Revolving Credit Facility was $45.0 million.

We believe that our current sources of liquidity, which include cash flow generated from operations, cash and funds available under the 2021 Credit Facilities, will be sufficient to meet our projected operating and debt service requirements, and we expect that we will continue to comply with our financial covenants under the 2021 Credit Facilities, for at least the next twelve months. To the extent that our current liquidity is insufficient to fund future activities or we do not remain in compliance with our financial covenants under the 2021 Credit Facilities, we may need to further reduce operating costs, negotiate amendments to or waivers of the terms of such credit facilities, refinance our debt, or raise additional capital. We have historically not used funds available under our credit facilities to fund our operations or to make payments required under our credit facilities.

Our business is seasonal and cyclical in nature and these trends, if continued for a long period of time, could impact the cash flows generated from operations, requiring us to draw on our available borrowing capacity under the 2021 Revolving Credit Facility or raise additional funds in the short term. During the second half of 2021, the auto insurance industry began to experience a cyclical downturn, as supply chain disruptions and cost increases caused by the pandemic and overall inflationary pressures contributed to higher-than-expected P&C insurance claims costs, which led many carriers to reduce their customer acquisition spending significantly to preserve their profitability. As claims cost inflation has eased and P&C insurance carriers have received regulatory approval of premium increases, their combined ratios (their claims costs and operating expenses as a percentage of total premiums) have begun to improve. As a result, we expect customer acquisition spend by P&C carriers to begin to improve during the first quarter of 2024, which is also the seasonally strongest quarter for our P&C insurance vertical, but we are currently unable to accurately predict the duration of this cyclical downturn or its impact on our revenue from the P&C insurance vertical, or our profitability, beyond the first quarter of 2024. In the event that our financial results are below our expectations due to continued hard market conditions in our primary vertical markets or other factors, we may need to take additional actions to remain in compliance with the financial covenants under the 2021 Credit Facilities. These reductions continue to impact revenue from our P&C insurance vertical, and we are currently unable to estimate their impact beyond the first quarter of 2024.

On April 1, 2022, we closed the acquisition of substantially all of the assets of Customer Helper Team, LLC ("CHT") for cash consideration of $49.7 million at closing, plus contingent consideration of up to $20.0 million based on CHT's achievement of revenue and profitability targets for the two successive twelve-month periods following the closing. We funded the transaction in part by drawing $25.0 million under the 2021 Revolving Credit Facility and the balance from cash on hand as of the closing. CHT was unable to meet its target for the first twelve-month period and is not expected to meet the target for the second twelve-month period as well, and accordingly, we do not expect to pay the contingent consideration for either period. As of December 31, 2023, we have repaid $20.0 million of the amounts drawn under the 2021 Revolving Credit Facility to fund the purchase price for this acquisition.

We may in the future engage in additional merger and acquisition or other activities, including share repurchases, that could require us to draw on our existing credit facilities or raise additional capital through the sale of equity securities or through debt financing arrangements. If we raise additional funds by issuing equity securities, the ownership of our existing stockholders will be diluted. The incurrence of additional debt financing would result in debt service obligations, and any future instruments governing such debt could provide for operating and financing covenants that could restrict our operations. Our material cash requirements include our long-term debt, operating lease obligations, any payments under the TRA, and any contingent consideration payable in connection with our acquisition of CHT.

Cash flows

The following table presents a summary of our cash flows for the years ended December 31, 2023 and 2022, and the dollar and percentage changes between the periods:

(in thousands)	Year ended December 31, 2023		$	%	Year ended December 31, 2022
Net cash provided by operating activities	$	20,231	(8,043)	(28.4)%	$ 28,274
Net cash used in investing activities	$	(73)	49,702	(99.9)%	$ (49,775)
Net cash used in financing activities	$	(17,429)	(2,908)	20.0 %	$ (14,521)

Operating activities

Net cash provided by operating activities consists primarily of net loss, adjusted for certain (i) non-cash items including equity-based compensation expense, changes in deferred taxes, amortization of intangible assets, and deferred debt issuance costs, and (ii) changes in operating assets and liabilities (accounts receivable, prepaid expenses and other current assets, accounts payable, accrued expenses and deferred rent).

Collection of accounts receivable depends upon the timing of our receipt of payments. We aim to align our separate payment obligations to supply partners and traffic acquisition sources for our proprietary websites with the timing of our receipt of separate payments from our demand partners. With respect to supply partners who are also demand partners, we maintain separate agreements for selling and buying and, in the majority of cases, such partners do not have a right of offset with respect to their buy-side payments, nor do we have a right of offset with respect to sell-side payments to such partners. The majority of our accounts receivable are less than 60 days old. If we were to experience a delay in receiving a payment from a buyer within a quarter, our operating cash flows for that quarter could be adversely impacted.

Cash flows provided by operating activities were $20.2 million for the year ended December 31, 2023, compared with $28.3 million for the year ended December 31, 2022. The decrease was driven primarily by changes in net loss, excluding the impact of non-cash items.

Investing activities

Our investing activities consist primarily of purchases of property and equipment, acquisitions of intangible assets as part of business acquisitions, and investments.

Cash flows used in investing activities were $0.1 million for the year ended December 31, 2023, compared with $49.8 million for the year ended December 31, 2022. The decrease resulted primarily from the payment of cash consideration of $49.7 million for our acquisition of CHT in April 2022, which did not recur in 2023.

Financing activities

Our financing activities consist primarily of proceeds from and repayments on our term debt facilities and revolving line of credit, payments of debt issue costs, and transactions related to our common stock.

Cash flows used in financing activities were $17.4 million for the year ended December 31, 2023, compared with $14.5 million for the year ended December 31, 2022. The increase was due primarily to the net amount drawn on the 2021 Revolving Credit Facility to partially fund the CHT acquisition in April 2022 and higher payments made pursuant to the TRA and distributions to non-controlling interests during the year ended December 31, 2023, offset in part by payments made under the share repurchase program in 2022.

Senior secured credit facilities

On July 29, 2021, QuoteLab, LLC entered into an amendment (the "First Amendment") to the 2020 Credit Agreement (as amended by the First Amendment, the "Existing Credit Agreement"). The Existing Credit Agreement provides for a new senior secured term loan facility in an aggregate principal amount of $190.0 million (the "2021 Term Loan Facility"), the proceeds of which were used to refinance all of the $186.4 million outstanding under the existing 2020 Term Loan Facility and the unpaid interest thereon as of the date of the First Amendment, to pay fees related to these transactions, and to provide cash for general corporate purposes, and a new senior secured revolving credit facility with commitments in an aggregate amount of $50.0 million (the "2021 Revolving Credit Facility" and, together with the 2021 Term Loan Facility, the "2021 Credit Facilities"), which replaced the 2020 Revolving Credit Facility. Our obligations under the 2021 Credit Facilities are guaranteed by QLH and secured by substantially all assets of QLH and QuoteLab, LLC.

On June 8, 2023, the Company entered into a Second Amendment (the "Second Amendment") to the Existing Credit Agreement, (as amended by the Second Amendment, the "Amended Credit Agreement"). The Second Amendment amends the Existing Credit Agreement, effective on the amendment date, to, among other things, replace the London Interbank Offered Rate ("LIBOR") applicable to the 2021 Credit Facilities with the Secured Overnight Financing Rate ("SOFR"), with a credit spread adjustment of 0.10% per annum, as the interest rate benchmark.

Borrowings under the 2021 Credit Facilities bear interest at a rate equal to, at our option, the Term SOFR or Daily Simple SOFR, plus an applicable margin, with a floor of 0.00%, or a base rate plus an applicable margin. The applicable margins will be based on our consolidated total net leverage ratio as calculated under the terms of the Amended Credit Agreement (the "Leverage Ratio") for the prior fiscal quarter and range from 2.00% to 2.75% with respect to the Term SOFR or Daily Simple SOFR and from 1.00% to 1.75% with respect to the base rate.

Loans under the 2021 Credit Facilities will mature on July 29, 2026. Loans under the 2021 Term Loan Facility amortize quarterly, beginning with the first business day after December 31, 2021 and ending with June 30, 2026, by an amount equal to 1.25% of the aggregate outstanding principal amount of the term loans initially made. In addition the 2021 Term Loan Facility also requires mandatory prepayments of principal with any Excess Cash Flow (as defined in the Amended Credit Agreement) on an annual basis. In accordance with the Agreement, the Company generated excess cash flow for the year ended December 31, 2023, and will be required to prepay approximately $3.0 million of the principal under the 2021 Term Loan Facility, which amount has been classified within the current portion of long-term debt on the consolidated balance sheet. The 2021 Revolving Credit Facility does not require amortization of principal and will mature on July 29, 2026.

As of December 31, 2023, we had $169.3 million of outstanding borrowings, net of deferred debt issuance costs of $1.7 million, under the 2021 Term Loan Facility, and $5.0 million of borrowings outstanding under the 2021 Revolving Credit Facility.

Contractual and Other Obligations

Our material cash requirements include the principal and interest payments under the 2021 Credit Facilities and payments under the Tax Receivables Agreement, which are discussed in more detail below.

Tax Receivables Agreement

Our purchases (through Intermediate Holdco) of Class B-1 units from certain unitholders in connection with the IPO, as well as exchanges of Class B-1 units subsequent to the IPO (together with an equal number of shares of our Class B common stock) for shares of our Class A common stock (or, at our election, cash of an equivalent value) ("Exchange"), and the Pre-IPO Leveraged Distribution and other actual or deemed distributions by QLH to its members pursuant to the Exchange Agreement (See Part II, Item 8 "Financial Statements and Supplementary Data - Note 1 to the Consolidated Financial Statements - Organization and Background" of this Annual Report on Form 10-K) have resulted and are expected to continue to result in increases in our allocable tax basis in the assets of QLH. These increases in tax basis are expected to increase (for tax purposes) depreciation and amortization deductions allocable to us and, therefore, reduce the amount of tax that we otherwise would be required to pay in the future. This increase in tax basis may also decrease gain (or increase loss) on future dispositions of certain assets to the extent tax basis is allocated to those assets.

In connection with the IPO, we entered into the Tax Receivables Agreement ("TRA") with Insignia, the Senior Executives, and White Mountains related to the tax basis step-up of the assets of QLH and certain net operating losses of Intermediate Holdco. The agreement requires us to pay Insignia and the Senior Executives or any assignees 85% of the cash savings, if any, in U.S. federal, state and local income tax we realize (or are deemed to realize) as a result of (i) any increases in tax basis of assets of QLH resulting from any Exchange, and (ii) certain other tax benefits related to making our payments under the TRA. The TRA also requires us to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that we realize (or are deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to the IPO and the deduction of any imputed interest attributable to our payment obligations under the TRA. We amended the TRA on October 1, 2023 to, among other things, provide for use of a blended state tax rate and replace the LIBOR with the SOFR as the interest rate benchmark.

In addition to tax expenses, we may also make payments under the TRA, which could be significant. We account for the income tax effects and corresponding TRA effects resulting from any Exchange by recognizing an increase in our deferred tax assets, based on enacted tax rates at the date of the Exchange. We evaluate the likelihood that we will realize the benefit represented by the deferred tax asset and, to the extent that we estimate that it is more likely than not that we will not realize the benefit, we will reduce the carrying amount of the deferred tax asset with a valuation allowance. The amounts to be recorded for both the deferred tax assets and the liability for our obligations under the TRA are estimated at the time of any purchase or exchange as a reduction to stockholders' equity, and the effects of changes in any of our estimates after this date will be included in net income (loss). Similarly, the effect of subsequent changes in the enacted tax rates will be included in net income (loss). Judgment is required in assessing the future tax consequences of events that have been recognized in our consolidated financial statements. A change in our assessment of such consequences, such as realization of deferred tax assets, changes in our assessment of probability of making payments under the TRA, changes in blended tax rates, changes in tax laws or interpretations thereof could materially impact our results. As of December 31, 2023, we had no payments due pursuant to the TRA, as in conjunction with recording a valuation allowance on our deferred tax assets and projections of future taxable income we determined that we no longer consider the payments under the TRA to be probable, and so remeasured our liabilities pursuant to the TRA to be zero.

Recent accounting pronouncements

For a discussion of new accounting pronouncements recently adopted and not yet adopted, See Part II, Item 8 "Financial Statements and Supplementary Data - Note 2 to the Consolidated Financial Statements - Summary of significant accounting policies" of this Annual Report on Form 10-K.

Critical accounting estimates

We prepare our consolidated financial statements in accordance with GAAP, and in doing so, we have to make estimates, assumptions and judgments affecting the reported amounts of assets, liabilities, revenues and expenses, as well as the related disclosure of contingent assets and liabilities. We base our estimates, assumptions and judgments on historical experience and on various other factors we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our condensed consolidated financial statements, which, in turn, could change our results from those reported. We evaluate our critical accounting estimates, assumptions and judgments on an ongoing basis.

An accounting policy is considered to be critical if the nature of the estimates or assumptions is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change, and the effect of the estimates and assumptions on financial condition or operating performance. The accounting policies we believe to reflect our more significant estimates, judgments and assumptions that are most critical to understanding and evaluating our reported financial results are: business combination, goodwill and intangible assets, impairment of long-lived assets, equity-based compensation, income taxes, and liabilities related to the TRA.

Also, See Part II, Item 8 "Financial Statements and Supplementary Data - Note 2 to the Consolidated Financial Statements - Summary of significant accounting policies" of this Annual Report on Form 10-K.

Business combinations

We account for business acquisitions in accordance with ASC Topic 805 - *Business Combinations*, which requires us, among other things, to recognize the fair value of all the assets acquired and liabilities assumed; the recognition of acquisition-related costs in the consolidated statements of operations; and contingent purchase consideration to be recognized at their fair values on the acquisition date with subsequent adjustments recognized in the consolidated statements of operations. The excess of the purchase price over the fair value of the identified assets and liabilities is recorded as goodwill. Operating results of the acquired entity are reflected in our consolidated financial statements from the date of acquisition.

We perform valuations of assets acquired and liabilities assumed in an acquisition and allocate the purchase price to the respective net tangible and intangible assets of the acquired business. Determining the fair value of assets acquired and liabilities assumed requires management to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue, costs, and cash flows, discount rates and selection of comparable companies and comparable transactions. Our estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. For material acquisitions, we engage the assistance of valuation specialists in concluding on fair value measurements of certain assets acquired or liabilities assumed in a business combination. During the measurement period, which does not exceed one year from the acquisition date, we may record adjustments to the assets acquired and liabilities assumed, with the corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations.

Impairment of Goodwill

Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized, but rather is evaluated for impairment on an annual basis, or whenever indications of potential impairment exist. In the absence of any indications of potential impairment, the evaluation of goodwill is performed during the fourth quarter of each year. For the purposes of goodwill impairment testing, the Company has one reporting unit.

Goodwill impairment is the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. When testing goodwill for impairment, we may first perform a qualitative assessment to determine whether it is necessary to perform a goodwill impairment test or bypass the qualitative assessment in any period and proceed directly to the goodwill impairment test. If we perform a qualitative assessment, we are required to perform a goodwill impairment test only if we conclude that it is more likely than not that the reporting unit's fair value is less than the carrying value of its assets. Should this be the case or if we decide to proceed directly to the goodwill impairment test, we identify whether a potential impairment exists by comparing the estimated fair value of the reporting unit with the carrying value, including goodwill. If the estimated fair value of the reporting unit exceeds the carrying value, goodwill is not considered to be impaired, and no additional steps are necessary. If, however, the estimated fair value of the reporting unit is less than its carrying value, then we recognize an impairment loss equal to the amount by which the reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill.

For the years ended December 31, 2023 and 2022, there were no impairments recognized for goodwill.

Impairment of long-lived assets

Long-lived assets such as property and equipment and finite lived intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset group may not be recoverable. Factors that we consider in deciding when to perform an impairment review include significant underperformance of our business in relation to expectations, significant negative industry or economic trends and significant changes or planned changes in the use of our assets. An impairment loss is recognized on long-lived assets in the consolidated statements of operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying value of these assets are adjusted to their estimated fair values and assets held for sale are adjusted to their estimated fair values less selling expenses.

For the years ended December 31, 2023 and 2022, there were no impairments recognized for long-lived assets.

Income taxes

We are subject to U.S. federal, state and foreign income taxes with respect to our allocable share of any taxable income or loss of QLH, as well as any stand-alone income or loss we generate. Significant judgment is required in determining our provision or benefit for income taxes and in evaluating uncertain tax positions.

We account for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events included in our consolidated financial statements. Under this method, we determine deferred tax assets and liabilities on the basis of the differences between the consolidated financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized on our consolidated statements of operations in the period in which the enactment date occurs.

We record valuation allowances against our deferred tax assets when we determine that they are more likely than not to be realized. Evaluating the need for and the amount of a valuation allowance for deferred tax assets often requires significant judgment and extensive analysis of all available evidence. In making such a determination, we consider all available positive and negative evidence and the weight of that evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified.

We recognize tax benefits from uncertain tax positions only if it is more likely than not the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized from such positions are measured based on the largest benefit having a greater than 50% likelihood of being realized.

Liabilities related to the tax receivables agreement

As described in Part II, Item 8 "Financial Statements and Supplementary Data - Note 1 to the Consolidated Financial Statements - Organization and Background" of this Annual Report on Form 10-K, we are a party to the TRA, under which we are contractually committed to pay the non-controlling interest holders in QLH 85% of the amount of any tax benefits that we actually realize, or in some cases are deemed to realize as a result of certain transactions. Amounts payable under the TRA are contingent upon, among other things, (i) the generation of future taxable income, to support realization and (ii) the tax laws and rates, including state apportionment, applicable at the time of each Exchange.

We recognize obligations under the TRA after concluding if it is probable that we would have sufficient future taxable income in aggregate over the term of the TRA to utilize the related tax benefits. The projection of future taxable income is inherently uncertain and involves judgment. In projecting taxable income, the Company considers certain assumptions, including revenue growth and operating margins among others. Actual taxable income may differ from our estimates, which could impact the timing or obligation to make payments under the TRA. The TRA liability is calculated by (i) determining the tax attributes subject to the TRA, (ii) applying a blended tax rate to the tax attributes, and (iii) calculating the iterative impact. The blended tax rate consists of the U.S. federal statutory corporate income tax rate and an assumed combined state and local income tax rate driven by future estimated apportionment factors and statutory corporate income tax rates applicable to each state. To the extent our estimate of future state apportionment changes and/or there are changes in tax law, this could significantly impact the amount required to be paid under the TRA. If we are not be able to fully utilize all or part of the related tax benefits, we reduce the portion of the liability related to the tax benefits not expected to be utilized and record the offsetting benefit on our consolidated statements of operations. We involve a third party specialist to calculate the liability under the TRA using a complex model.

Additionally, we recognize the amount of TRA Payments expected to be paid within the next 12 months and classify this amount as current and included within accrued expense on our Consolidated Balance Sheets. This determination is based on our estimate of taxable income for the next fiscal year. The Company may elect to completely terminate the TRA early only with the written approval of each of a majority of its independent directors, although it has no plans to do so at this time. In such event, the Company would be required to make an immediate cash payment equal to the present value of the anticipated future tax benefits that are the subject of the TRA.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

In the normal course of business, we are subject to market risks. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates.

Interest rate risk

The 2021 Credit Facilities bear interest at a variable rate. As a result, we may be exposed to fluctuations in interest rates to the extent of our outstanding borrowings under the 2021 Credit Facilities. A hypothetical 1.0% increase or decrease in the interest rate associated with the 2021 Credit Facilities would have resulted in a $1.8 million impact on interest expense for the year ended December 31, 2023.

Concentrations of credit risk and of significant demand and supply partners

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. We maintain cash balances that can, at times, exceed amounts insured by the

Federal Deposit Insurance Corporation. We have not experienced any losses in these accounts and believe we are not exposed to unusual risk beyond the normal credit risk in this area based on the financial strength of the institutions with which we maintain our deposits.

Our accounts receivable, which are unsecured, may expose us to credit risk based on their collectability. We control credit risk by investigating the creditworthiness of all customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, regularly analyzing the collectability of accounts receivable, and recording allowances for credit losses.

Customer concentrations consisted of the below:

	2023			2022		
	Number of customers exceeding 10%	Aggregate Value (in millions)	% of Total	Number of customers exceeding 10%	Aggregate Value (in millions)	% of Total
Revenue	—	$ —	— %	1	$ 48	10 %
Accounts receivable	1	$ 7	14 %	—	$ —	— %

Our supplier concentration can expose us to business risks. Supplier concentrations consisted of the below:

	2023			2022		
	Number of suppliers exceeding 10%	Aggregate Value (in millions)	% of Total	Number of suppliers exceeding 10%	Aggregate Value (in millions)	% of Total
Purchases	1	$ 41	13 %	1	$ 46	11 %
Accounts payable	1	$ 12	21 %	2	$ 22	40 %

Item 8. Financial Statements and Supplementary Data

Index to Consolidated Financial Statements

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)). The Company's management evaluated the effectiveness of the Company's internal control over financial reporting using the framework in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that the Company's internal control over financial reporting was effective as of December 31, 2023. The effectiveness of the Company's internal control over financial reporting as of December 31, 2023 has been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report which appears herein.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of MediaAlpha, Inc.

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated balance sheets of MediaAlpha, Inc. and its subsidiaries (the "Company") as of December 31, 2023 and 2022, and the related consolidated statements of operations, of stockholders' equity (deficit) and of cash flows for each of the three years in the period ended December 31, 2023, including the related notes and financial statement schedule listed in the index appearing under Item 15(a)(2) (collectively referred to as the "consolidated financial statements"). We also have audited the Company's internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2023 and 2022, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2023 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on criteria established in *Internal Control - Integrated Framework* (2013) issued by the COSO.

Basis for Opinions

The Company's management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Report on Internal Control over Financial Reporting. Our responsibility is to express opinions on the Company's consolidated financial statements and on the Company's internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Critical Audit Matters

The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.

Revenue Recognition

As described in Notes 2 and 3 to the consolidated financial statements, the Company's revenue was $388.1 million for the year ended December 31, 2023. The Company generates revenue by delivering qualified calls, leads and click transactions ("Consumer Referrals") to its buyer customers who acquire Consumer Referrals ("customers" or "buyers") on its technology platform. The Company recognizes revenue when the Company transfers Consumer Referrals to its buyers in an amount that reflects the consideration to which the Company is entitled. Management has assessed the services promised in its contracts with customers and has identified one performance obligation, which is the delivery of Consumer Referrals that meet its customers' specifications. The transaction price for the delivery of each Consumer Referral is determined and recorded in real time and no estimation of variable consideration or future consideration is required. The transaction with the Company's customer is for the delivery of Consumer Referrals.

The principal consideration for our determination that performing procedures relating to revenue recognition is a critical audit matter is a high degree of auditor effort in performing procedures related to the Company's revenue recognition.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to the revenue recognition process. These procedures also included, among others (i) testing the completeness, accuracy, and occurrence of revenue recognized for a sample of revenue transactions by obtaining and inspecting source documents, such as insertion orders or executed contracts, invoices, evidence of performance, and subsequent cash receipts, where applicable, and (ii) confirming a sample of outstanding customer invoice balances as of December 31, 2023 and, for confirmations not returned, obtaining and inspecting source documents, such as invoices and subsequent cash receipts.

/s/ PricewaterhouseCoopers LLP

Boston, Massachusetts

February 22, 2024

We have served as the Company's auditor since 2017.

MediaAlpha, Inc.
Consolidated Balance Sheets
(In thousands, except share data and per share amounts)

	As of December 31,	
	2023	**2022**
Assets		
Current assets		
Cash and cash equivalents	$ 17,271	$ 14,542
Accounts receivable, net of allowance for credit losses of $537 and $575, respectively	53,773	59,998
Prepaid expenses and other current assets	3,529	5,880
Total current assets	$ 74,573	$ 80,420
Intangible assets, net	26,015	32,932
Goodwill	47,739	47,739
Other assets	5,598	8,990
Total assets	**$ 153,925**	**$ 170,081**
Liabilities and stockholders' deficit		
Current liabilities		
Accounts payable	56,279	53,992
Accrued expenses	11,588	14,130
Current portion of long-term debt	11,854	8,770
Total current liabilities	$ 79,721	$ 76,892
Long-term debt, net of current portion	162,445	174,300
Other long-term liabilities	6,184	4,973
Total liabilities	$ 248,350	$ 256,165
Commitments and contingencies (Note 8)		
Stockholders' (deficit):		
Class A common stock, $0.01 par value - 1.0 billion shares authorized; 47.4 million and 43.7 million shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	474	437
Class B common stock, $0.01 par value - 100 million shares authorized; 18.1 million and 18.9 million shares issued and outstanding as of December 31, 2023 and December 31, 2022, respectively	181	189
Preferred stock, $0.01 par value - 50 million shares authorized; 0 shares issued and outstanding as of December 31, 2023 and December 31, 2022	—	—
Additional paid-in capital	511,613	465,523
Accumulated deficit	(522,562)	(482,142)
Total stockholders' (deficit) attributable to MediaAlpha, Inc.	$ (10,294)	$ (15,993)
Non-controlling interests	(84,131)	(70,091)
Total stockholders' (deficit)	$ (94,425)	$ (86,084)
Total liabilities and stockholders' deficit	**$ 153,925**	**$ 170,081**

The accompanying notes are an integral part of these consolidated financial statements.

MediaAlpha, Inc.
Consolidated Statements of Operations
(In thousands, except share data and per share amounts)

		Year ended December 31,				
		2023		**2022**		**2021**
Revenue	$	388,149	$	459,072	$	645,274
Costs and operating expenses						
Cost of revenue		321,437		389,013		543,750
Sales and marketing		25,432		28,816		22,823
Product development		18,458		21,077		15,195
General and administrative		62,746		55,556		61,357
Total costs and operating expenses		428,073		494,462		643,125
(Loss) income from operations		(39,924)		(35,390)		2,149
Other expense (income), net		1,779		(75,094)		3,841
Interest expense		15,315		9,245		7,830
Total other expense (income), net		17,094		(65,849)		11,671
(Loss) income before income taxes		(57,018)		30,459		(9,522)
Income tax (benefit) expense		(463)		102,905		(1,047)
Net (loss)	$	(56,555)	$	(72,446)	$	(8,475)
Net (loss) attributable to non-controlling interest		(16,135)		(14,780)		(3,200)
Net (loss) attributable to MediaAlpha, Inc.	$	(40,420)	$	(57,666)	$	(5,275)
Net (loss) per share of Class A common stock						
-Basic	$	(0.89)	$	(1.37)	$	(0.14)
-Diluted	$	(0.89)	$	(1.37)	$	(0.19)
Weighted average shares of Class A common stock outstanding						
-Basic		45,573,416		41,944,874		37,280,533
-Diluted		45,573,416		41,944,874		61,255,925

The accompanying notes are an integral part of these consolidated financial statements.

MediaAlpha, Inc.
Consolidated Statements of Stockholders' Equity (Deficit)
(In thousands, except share data)

	Class A common stock Units	Class A common stock Amount	Class B common stock Units	Class B common stock Amount	Additional Paid-In Capital Amount	Accumulated Deficit Amount	Non-Controlling Interest Amount	Total Stockholders' Equity (Deficit)
Balance at December 31, 2020	33,371,056	$ 334	25,536,043	$ 255	$ 384,611	$ (418,973)	$ (71,345)	$ (105,118)
Distributions to QLH's members	—	—	—	—	—	(228)	—	(228)
Exchange of non-controlling interest for Class A common stock	5,850,053	58	(5,850,053)	(58)	(16,701)	—	16,701	—
Establishment of liabilities under tax receivables agreement and related changes to deferred tax assets associated with increases in tax basis	—	—	—	—	6,351	—	—	6,351
Vesting of restricted stock units	1,827,225	19	—	—	(19)	—	—	—
Equity- based compensation	—	—	—	—	45,173	—	541	45,714
Forfeiture of equity awards	(78,382)	(1)	(64,075)	(1)	(183)	—	184	(1)
Shares withheld on tax withholding on vesting of restricted stock units	—	—	—	—	(3,382)	—	—	(3,382)
Tax impact of changes in investment in partnership	—	—	—	—	3,683	—	—	3,683
Distributions to non-controlling interests	—	—	—	—	—	—	(110)	(110)
Net (loss)	—	—	—	—	—	(5,275)	(3,200)	(8,475)
Balance at December 31, 2021	40,969,952	$ 410	19,621,915	$ 196	$ 419,533	$ (424,476)	$ (57,229)	$ (61,566)
Exchange of non-controlling interest for Class A common stock	632,944	6	(632,944)	(6)	(2,156)	—	2,156	—
Establishment of liabilities under tax receivables agreement and related changes to deferred tax assets associated with increases in tax basis	—	—	—	—	(1,619)	—	—	(1,619)
Vesting of restricted stock units	2,551,724	25	—	—	(25)	—	—	—
Equity- based compensation	—	—	—	—	58,242	—	230	58,472
Forfeiture of equity awards	(48,689)	—	(93,478)	(1)	(305)	—	306	—
Shares withheld on tax withholding on vesting of restricted stock units	—	—	—	—	(4,023)	—	—	(4,023)
Repurchases of Class A common stock	(455,297)	(4)	—	—	(5,004)	—	—	(5,008)
Settlement of 2021 annual bonus as restricted stock units	—	—	—	—	880	—	—	880
Contributions from QLH's members	—	—	—	—	—	—	1,360	1,360
Distributions to non-controlling interests	—	—	—	—	—	—	(2,134)	(2,134)
Net (loss)	—	—	—	—	—	(57,666)	(14,780)	(72,446)
Balance at December 31, 2022	43,650,634	$ 437	18,895,493	$ 189	$ 465,523	$ (482,142)	$ (70,091)	$ (86,084)
Exchange of non-controlling interest for Class A common stock	824,664	8	(824,664)	(8)	(3,394)	—	3,394	—
Vesting of restricted stock units	2,885,156	29	—	—	(29)	—	—	—
Equity- based compensation	—	—	—	—	53,234	—	87	53,321
Shares withheld on tax withholding on vesting of restricted stock units	—	—	—	—	(3,721)	—	—	(3,721)
Contributions from QLH's members	—	—	—	—	—	—	1,464	1,464
Distributions to non-controlling interests	—	—	—	—	—	—	(2,850)	(2,850)
Net (loss)	—	—	—	—	—	(40,420)	(16,135)	(56,555)
Balance at December 31, 2023	47,360,454	$ 474	18,070,829	$ 181	$ 511,613	$ (522,562)	$ (84,131)	$ (94,425)

The accompanying notes are an integral part of these consolidated financial statements.

MediaAlpha, Inc.
Consolidated Statements of Cash Flows
(In thousands)

		Year ended December 31,				
		2023		2022		2021
Cash Flows from operating activities						
Net (loss)	$	(56,555)	$	(72,446)	$	(8,475)
Adjustments to reconcile net (loss) to net cash provided by operating activities:						
Equity-based compensation expense		53,321		58,472		45,713
Non-cash lease expense		695		753		594
Depreciation expense on property and equipment		353		392		369
Amortization of intangible assets		6,917		5,755		2,984
Amortization of deferred debt issuance costs		793		832		1,182
Change in fair value of contingent consideration		—		(7,007)		—
Impairment of cost method investment		1,406		8,594		—
Credit losses		5		136		143
Deferred taxes		—		102,656		919
Tax receivables agreement liability related adjustments		6		(83,832)		911
Changes in operating assets and liabilities:						
Accounts receivable		6,220		17,335		20,058
Prepaid expenses and other current assets		2,287		4,507		(2,703)
Other assets		500		417		500
Accounts payable		2,287		(7,796)		(36,476)
Accrued expenses		1,996		(494)		2,902
Net cash provided by operating activities	$	20,231	$	28,274	$	28,621
Cash flows from investing activities						
Purchases of property and equipment		(73)		(98)		(650)
Cash consideration paid in connection with CHT acquisition		—		(49,677)		—
Net cash (used in) investing activities	$	(73)	$	(49,775)	$	(650)
Cash flows from financing activities						
Proceeds received from:						
Issuance of long-term debt		—		—		190,000
Revolving line of credit		—		25,000		—
Payments made for:						
Repayments on revolving line of credit		—		(20,000)		—
Repayments on long-term debt		(9,500)		(9,500)		(186,375)
Debt issuance costs		—		—		(866)
Payments pursuant to tax receivable agreement		(2,822)		(216)		—
Shares withheld for taxes on vesting of restricted stock units		(3,721)		(4,023)		(3,382)
Repurchases of Class A common stock		—		(5,008)		—
Contributions from QLH's members		1,464		1,360		—
Distributions		(2,850)		(2,134)		(338)
Net cash (used in) financing activities	$	(17,429)	$	(14,521)	$	(961)
Net increase (decrease) in cash and cash equivalents		2,729		(36,022)		27,010
Cash and cash equivalents, beginning of period		14,542		50,564		23,554
Cash and cash equivalents, end of period	$	17,271	$	14,542	$	50,564
Supplemental disclosures of cash flow information						
Cash paid during the period for:						
Interest	$	13,773	$	7,065	$	5,600
Income Taxes	$	(257)	$	(2,383)	$	307
Non-cash Investing and Financing Activities:						
Establishment of liabilities under the tax receivables agreement in connection with the Reorganization Transactions	$	—	$	(1,619)	$	(61,834)
Establishment of tax indemnification receivable in connection with the Reorganization Transactions	$	644	$	(58)	$	1,196
Establishment of deferred tax assets in connection with the Reorganization Transactions	$	—	$	—	$	(68,185)
Right-of-use assets obtained in exchange of lease obligations	$	133	$	—	$	4,108
Fair value of contingent consideration in connection with CHT acquisition	$	—	$	7,007	$	—

The accompanying notes are an integral part of these consolidated financial statements.

1. Organization and Background

Nature of business

MediaAlpha specializes in end customer acquisition for insurance carriers, distributors and other clients in various verticals, including property & casualty insurance, health insurance and life insurance. The Company's technology platform brings leading insurance carriers and high-intent consumers together through a real-time, transparent, and results-driven ecosystem. The corporate headquarters is located in Los Angeles, California, with additional offices located in Tempe, Arizona; St. Petersburg, Florida; Taipei, Taiwan; and Bellevue, Washington.

Organization and Initial Public Offering

MediaAlpha, Inc. was incorporated as a Delaware corporation on July 9, 2020 in contemplation of an initial public offering ("IPO"). Following a series of reorganization transactions, MediaAlpha, Inc. serves as the ultimate holding company, by and through its wholly owned subsidiary Guilford Holdings, Inc. ("Intermediate Holdco"), of QL Holdings LLC ("QLH") and its subsidiaries. QLH was formed on March 7, 2014 as a Delaware limited liability company.

On October 30, 2020, the Company completed its IPO and sold 7,027,606 shares of Class A Common Stock at a public offering price of $19.00 per share, which includes 769,104 shares sold in connection with the full exercise of the underwriter's option to purchase additional shares. The Company received $124.2 million, net of underwriting discounts and commissions.

In connection with the completion of the IPO, the Company completed a series of reorganization transactions ("Reorganization Transactions") pursuant to a reorganization agreement by and among MediaAlpha, Inc., Intermediate Holdco, QLH, and certain other parties. The Reorganization Transactions included the following:

- the amendment and restatement of the articles of incorporation and bylaws of Parent Company (the Amended and Restated Certificate of Incorporation and the Amended and Restated Bylaws) pursuant to which the Company amended and restated its certificate of incorporation to authorize two classes of common stock, Class A common stock and Class B common stock;

- the amendment and restatement of QLH's limited liability company agreement (the Fourth Amended and Restated Limited Liability Agreement of QLH) to, among other things, convert legacy Class A units of QLH held by Intermediate Holdco into voting, managing member Class A-1 units and to convert all other legacy Class A and Class B units held by Insignia, the Senior Executives and Legacy Profit Interests Holders into non-managing member, non-voting Class B-1 units of QLH;

- the contribution by White Mountains Capital, Inc. of Intermediate Holdco to Parent Company in exchange for 24,142,096 shares of Class A common stock of Parent Company; and

- the issuance of 30,308,492 shares of Class B common stock to Insignia, Senior Executives and the Legacy Profit Interests Holders, and the issuance of 1,999,439 shares of Class A common stock to the Legacy Profit Interests Holders.

As a result, MediaAlpha, Inc., through Intermediate Holdco, is the sole managing member of QLH and consolidates the financial results of QLH and its subsidiaries and reports a non-controlling interest related to the portion of Class B-1 Units not owned by MediaAlpha, Inc. The Reorganization was considered a transaction between entities under common control.

Exchange agreement

On October 27, 2020, the Company entered into an exchange agreement with Insignia and the Senior Executives, which each hold shares of Class B common stock. Pursuant to and subject to the terms of the exchange agreement and the fourth amended and restated limited liability company agreement of QLH, holders of shares of Class B common stock, from time to time, may exchange one share of Class B common stock, together with a corresponding Class B-1 unit, for one share of the Company's Class A common stock (or, at the Company's election, cash of an equivalent value) ("Exchange").

As of December 31, 2023, the Company has reserved for issuance 18,070,829 shares of Class A common stock for potential exchange in the future for Class B-1 units, which equals the aggregate number of shares of Class B common stock outstanding. Exchange of the Class B-1 units and Class B common stock is at the unit holder's discretion and the exchange does not have fixed or determinable dates or prices.

Tax receivables agreement

In connection with the Reorganization Transactions and the IPO, the Company entered into a tax receivables agreement ("TRA") with Insignia, the Senior Executives, and White Mountains related to the tax basis step-up of the assets of QLH and certain net operating losses of Intermediate Holdco. The agreement requires the Company to pay Insignia and the Senior Executives 85% of the cash savings, if any, in U.S. federal, state and local income tax the Company realizes (or is deemed to realize) as a result of (i) any increases in tax basis following the purchase (through Intermediate Holdco) of Class B-1 units from certain unitholders in connection with the IPO, as well as any exchanges subsequent to the IPO and future exchanges described above; (ii) the pre-IPO leveraged distribution and actual or deemed other distributions by QLH to its members that result in tax basis adjustments to the assets of QLH, and (iii) certain other tax benefits attributable to payments under the TRA itself.

The TRA also requires the Company to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that the Company realizes (or is deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to the IPO and the deduction of any imputed interest attributable to the payment obligations under the TRA.

2. Summary of significant accounting policies

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP") and pursuant to the rules and regulations of the Securities and Exchange Commission. The consolidated financial statements include the accounts of MediaAlpha, Inc. and its consolidated subsidiaries. All intercompany transactions and balances have been eliminated in consolidation.

As discussed in Note 1, as a result of the IPO and Reorganization Transactions, MediaAlpha, Inc., through Intermediate Holdco, is the sole managing member of QLH and consolidates the financial results of QLH and its subsidiaries and reports a non-controlling interest related to the portion of Class B-1 Units not owned by MediaAlpha, Inc., which reduces net income attributable to holders of MediaAlpha Inc.'s Class A common stock.

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities, certain disclosures at the date of the consolidated financial statements, as well as the reported amounts of revenue and expenses during the reporting period.

Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, determining the fair value of assets and liabilities assumed in business combinations, valuation of goodwill and long-lived assets for impairment, estimates of deferred tax assets related to the step-up in basis under the TRA, recognition of the valuation allowance on the deferred tax assets, and the related liability under the TRA. Significant estimates affecting the consolidated financial statements have been prepared on the basis of the most current and best available information, including historical experience, known trends and other market-specific or other relevant factors that the Company believes to be reasonable. Changes in estimates are recorded in periods which they become known. Actual results may differ from these estimates.

Revenue recognition

The Company generates revenue by delivering qualified calls, leads and click transactions ("Consumer Referrals") to its buyer customers who acquire Consumer Referrals ("customers" or "buyers") on its technology platform.

The Company recognizes revenue when the Company transfers Consumer Referrals to its buyers in an amount that reflects the consideration to which the Company is entitled. The Company recognizes revenue pursuant to the framework contained in Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers ("ASC 606"), as issued by the Financial Accounting Standards Board ("FASB"): (i) identify the contract with a customer; (ii) identify the performance obligations in the contract, including whether they are distinct in the context of the contract; (iii) determine the transaction price, including the constraint on variable consideration; (iv) allocate the transaction price to the performance obligations in the contract; and (v) recognize revenue when the Company satisfies the performance obligations.

The Company's executed agreements create a valid and enforceable contract with its customers for the delivery of Consumer Referrals to the buyer or an enforceable service contract with its customers. Generally, the Company's contracts with buyers specify a period of time covered and a budget governing spend limits. Many of the Company's agreements with its partners have no fixed term and are cancellable upon 30 or 60 days' notice without penalty. As a result, the transaction price for the delivery of each Consumer Referral is determined and recorded in real time and no estimation of variable consideration or future consideration is required. The transaction with the Company's customer is for the delivery of Consumer Referrals.

The Company has assessed the services promised in its contracts with customers and has identified one performance obligation, which is the delivery of Consumer Referrals that meet its customers' specifications.

Consumer Referral transactions are summarized as follows:

- Click revenue is recognized on a pay-per-click basis and revenue is earned and recognized when a consumer clicks on a listed buyer's advertisement, presented subsequent to a consumer search (e.g., auto insurance quote search or health insurance quote search).

- Call revenue is earned and recognized when a consumer transfers to a call buyer and remains engaged for a requisite duration of time, as specified by each buyer.

- Lead revenue is recognized when the Company delivers data leads to a buyer. Data leads are generated through insurance carriers or insurance-focused research destination websites who make the data leads available to buy through the Company's platform or when users complete a full quote request on the Company's proprietary websites. Delivery occurs at the time of lead transfer.

The Company satisfies its performance obligation as services are provided. The Company does not promise to provide any other significant goods or services to its customers after delivery. The Company generally does not offer a right of return.

The Company bills customers monthly in arrears for Consumer Referrals delivered during the preceding month. The Company's standard payment terms are 30-60 days. Consequently, the Company does not have significant financing components in its arrangements.

In the Company's Open Marketplace transactions, the Company has control over the Consumer Referrals that are sold to buyers or "demand partners". In these arrangements, the Company has separate agreements with its customers and suppliers (or "supply partners" or "sellers"). Suppliers are neither party to the contractual arrangements with the Company's customers, nor are the suppliers the beneficiaries of the Company's customer agreements. The Company earns fees from its customers and separately pays (i) a revenue share to suppliers and (ii) a fee to internet search companies to drive consumers to the Company's proprietary websites. The Company is the principal in the Open Marketplace transactions. As a result, the fees paid by its customers are recognized as revenue and the fees paid to its suppliers are included in cost of revenue.

With respect to the Company's Private Marketplace transactions, buyers and supply partners contract with one another directly and leverage the Company's platform to facilitate transparent, real-time transactions utilizing the reporting and analytical tools available to them through the Company's platform. The Company charges a platform fee on the Consumer Referrals transacted. The Company acts as an agent in the Private Marketplace transactions and recognizes revenue for the platform fee received. The Company recognizes revenue concurrent with Consumer Referral transactions that are facilitated by the platform. There are no separate payments made by the Company to supply partners in the Company's Private Marketplace transactions. The Company has elected to exclude sales tax from revenue as permitted by ASC 606-10.

Cash and cash equivalents

Cash and cash equivalents consist entirely of cash deposits.

Accounts receivable

The Company provides credit to customers in the ordinary course of business and believes its credit policies are prudent and reflect industry practices and business risk. Accounts receivable are stated at amounts due from customers. The Company reviews accounts receivable on a periodic basis and determines an allowance for credit losses based on collection history and management's assessment of the current economic trends, business environment, customers' financial condition, accounts receivable aging and any customer disputes that may impact the level of future credit losses. The Company writes off outstanding accounts receivable against the allowance when the Company has exhausted all collection efforts and the potential recovery is considered remote. Payments subsequently received on such receivables are credited to the allowance for credit losses.

The Company maintained an allowance for credit losses of $0.5 million and $0.6 million as of December 31, 2023 and 2022, respectively.

Concentrations of credit risk and of significant customers and suppliers

Financial instruments that potentially expose the Company to concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. The Company maintains cash balances that can, at times, exceed amounts insured by the Federal Deposit Insurance Corporation. The Company has not experienced any losses in these accounts and believes it is not exposed to unusual risk beyond the normal credit risk in this area based on the financial strength of the institutions with which the Company maintains its deposits.

The Company's accounts receivable, which are unsecured, may expose it to credit risk based on their collectability. The Company controls credit risk by investigating the creditworthiness of all customers prior to establishing relationships with them, performing periodic reviews of the credit activities of those customers during the course of the business relationship, regularly analyzing the collectability of accounts receivable, and recording allowances for credit losses.

Customer concentrations consisted of the below:

	2023			2022		
	Number of customers exceeding 10%	Aggregate Value (in millions)	% of Total	Number of customers exceeding 10%	Aggregate Value (in millions)	% of Total
Revenue	—	$ —	— %	1	$ 48	10 %
Accounts receivable	1	$ 7	14 %	—	$ —	— %

The Company's supplier concentration can expose it to business risks. Supplier concentrations consisted of the below:

	2023			2022		
	Number of suppliers exceeding 10%	Aggregate Value (in millions)	% of Total	Number of suppliers exceeding 10%	Aggregate Value (in millions)	% of Total
Purchases	1	$ 41	13 %	1	$ 46	11 %
Accounts payable	1	$ 12	21 %	2	$ 22	40 %

Property and equipment

Property and equipment are stated at cost, net of accumulated depreciation and amortization. Depreciation and amortization expense is calculated using the straight-line method over the estimated useful lives of each asset as follows:

	Estimated useful life
Leasehold improvements	The shorter of their lease term or the estimated useful life of the improvements
Computer	3 years
Furniture and fixtures	3 years

Betterments, renewals, and extraordinary repairs that materially extend the useful lives of assets are capitalized; other repairs and maintenance charges are expensed as incurred. The cost and related accumulated depreciation and amortization applicable to assets retired are removed from the accounts, and the gain or loss on disposition is recognized in the consolidated statements of operations for the period.

Internal-use software development and cloud computing arrangement implementation costs

The Company capitalizes qualifying costs incurred in connection with developing internal use software. These costs include personnel and related employee benefits expenses for employees who are directly associated with and who devote time to software development projects, and external direct costs of materials and services consumed in developing or obtaining the software. Costs incurred in the application and development phases, including significant enhancements and upgrades, are capitalized. Capitalization ends once a project is substantially complete, and the software is ready for its intended purpose. Software development costs that do not qualify for capitalization are expensed as incurred and recorded in product development expenses in the consolidated statements of operations. Amortization expense for capitalized internal-use software development costs is calculated using the straight-line method over the estimated useful life of the software, which is approximately three years.

The Company also capitalizes qualifying implementation costs under cloud computing arrangements ("CCA"), such as software as a service and other hosting arrangements, are evaluated for capitalized implementation costs in a similar manner as capitalized software development cost. The Company amortizes capitalized implementation costs in a CCA over the life of the service contract on a straight-line basis.

The Company did not capitalize any costs during year ended December 31, 2023 and 2022, as costs incurred on development of new features and functionality and any implementation costs under CCA were insignificant.

Business combinations

The Company accounts for business acquisitions in accordance with ASC Topic 805 - *Business Combinations*, which requires, among other things, the Company to recognize the fair value of all the assets acquired and liabilities assumed as of the date of acquisition; the recognition of acquisition-related costs in the consolidated statements of operations; and contingent purchase consideration to be recognized at their fair values on the acquisition date with subsequent adjustments recognized in the consolidated statements of operations. The excess of the purchase price over the fair value of the identified assets and liabilities is recorded as goodwill. Determining the fair value of assets acquired and liabilities assumed requires the Company to use significant judgment and estimates including the selection of valuation methodologies, estimates of future revenue, costs, discount rates, customer attrition and royalty rates, and selection of comparable companies and comparable transactions, as applicable. The Company's estimates of fair value are based on assumptions believed to be reasonable, but which are inherently uncertain and unpredictable and, as a result, actual results may differ from estimates. During the measurement period, not to exceed one year from the date of acquisition, the Company may record adjustments to the assets acquired and liabilities assumed, with a corresponding offset to goodwill. At the conclusion of the measurement period, any subsequent adjustments are reflected in the consolidated statements of operations. Operating results of the acquired entity are reflected in the Company's consolidated financial statements from date of acquisition.

Leases

The Company adopted Accounting Standards Update No. 2016-02, *Leases (Topic 842)* effective from January 1, 2021 using the optional transition approach by applying the new standard to all leases existing at the date of initial application and prior periods were not restated. In addition, the Company elected the package of transitional practical expedients.

The Company enters into operating lease arrangements for real estate assets related to office space. The Company determines if an arrangement contains a lease at its inception by assessing whether there is an identified asset and whether the arrangement conveys the right to control the use of the identified asset in exchange for consideration. Right-of-use ("ROU") assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make payments arising from the lease. ROU assets and lease liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. ROU assets are included within other assets and operating lease liabilities are included within accrued expenses and other long-term liabilities on the Company's consolidated balance sheet.

The Company also elected the practical expedient to not separate lease and non-lease components for all leases. Lease payments consist of the fixed payments under the arrangements. Variable costs, such as maintenance, utilities, insurance, real estate taxes or other costs based on actual usage, are not included in the measurement of ROU assets and lease liabilities, but are expensed when the event determining the amount of variable consideration to be paid occurs. As the implicit rate of the Company's leases is not determinable, the Company uses an incremental borrowing rate based on the information available at the lease commencement date in determining the present value of lease payments. Lease expense is recognized on a straight-line basis over the lease term.

The Company generally uses the non-cancellable lease term when recognizing the ROU assets and lease liabilities unless it is reasonably certain that a renewal option or termination option will be exercised. The Company accounts for lease components and non-lease components as a single lease component.

The Company elected to not recognize ROU assets and lease liabilities that arise from short-term leases. Leases with a term of twelve months or less are considered as short-term leases. The Company recognizes lease expense for these leases on a straight-line basis over the term of the lease.

Goodwill and intangible assets

Goodwill is calculated as the excess of the purchase consideration paid in a business combination over the fair value of the assets acquired less liabilities assumed. Goodwill is not amortized, but rather is evaluated for impairment on an annual basis, or whenever indications of potential impairment exist. In the absence of any indications of potential impairment, the evaluation of goodwill is performed during the fourth quarter of each year. For the purposes of goodwill impairment testing, the Company has one reporting unit.

Goodwill impairment is the amount by which a reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. When testing goodwill for impairment, the Company may first perform a qualitative assessment to determine whether it is necessary to perform a goodwill impairment test or bypass the qualitative assessment in any period and proceed directly to the goodwill impairment test. If the Company performs a qualitative assessment it is required to perform a goodwill impairment test only if it concludes that it is more likely than not that the reporting unit's fair value is less than the carrying value of its assets. Should this be the case or if the Company decides to proceed directly to the goodwill impairment test, the Company identifies whether a potential impairment exists by comparing the estimated fair value of the reporting unit with the carrying value, including goodwill. If the estimated fair value of the reporting unit exceeds the carrying value, goodwill is not considered to be impaired, and no additional steps are necessary. If, however, the fair value of the reporting unit is less than its carrying value, then the amount of the impairment loss is the amount by which the reporting unit's carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The Company completed its annual goodwill impairment test as of October 1, 2023 by electing to bypass the qualitative assessment and proceeding directly to the goodwill impairment test and no impairment was recorded.

Finite-lived intangible assets include customer relationships, non-compete agreements, and trademarks, trade names, and domain names are stated net of accumulated amortization or impairment charges. These assets are amortized over their estimated useful lives based on methods that approximate the pattern in which the economic benefits are expected to be realized. The amortization periods range from 2 years to 10 years. For the years ended December 31, 2023 and 2022, there were no impairments recognized for intangible assets.

During the three months ended March 31, 2023, the Company had assessed the indicators of goodwill impairment, including a decline in the Company's forecasted revenue and profitability for the year ending December 31, 2023 as one of its major P&C insurance carrier significantly reduced its customer acquisition spending with the Company, and had determined that a triggering event had occurred. The Company operates in one reporting unit and therefore goodwill is tested at the entity level. The fair value of the entity, which was determined based on market capitalization as of March 31, 2023, significantly exceeded its carrying value, and so goodwill was determined not to be impaired. In connection with identifying a triggering event for goodwill impairment, the Company also identified an indicator of impairment associated with its long-lived assets and finite lived intangible assets based on its qualitative assessment, which required the Company to complete an interim quantitative assessment. The Company performed an undiscounted cash flow test and determined that the fair value of the asset group significantly exceeded the carrying value as of March 31, 2023, and so the long-lived assets and finite lived intangible assets were not impaired.

Impairment of long-lived assets

Long-lived assets such as property and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Factors that the Company considers in deciding when to perform an impairment review include significant underperformance of the business in relation to expectations, significant negative industry or economic trends, and significant changes or planned changes in the use of the assets. An impairment loss is recognized on long-lived assets in the consolidated statements of operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amount of the assets. In such cases, the carrying value of these assets are adjusted to their estimated fair values and assets held for sale are adjusted to their estimated fair values less selling expenses.

For the years ended December 31, 2023 and 2022, there were no impairments recognized for long-lived assets.

Accounts payable

Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business. Accounts payable are recognized initially at their settlement value and are classified as current liabilities if payment is due within one year or less. Accounts payable as of December 31, 2023 and 2022 consist of payments to suppliers and costs to acquire traffic from search engines.

Deferred debt issuance costs

Costs incurred that are directly associated with obtaining access to capital under credit facilities are capitalized and amortized to interest expense over the terms of the applicable debt agreements using the effective interest method. Unamortized deferred costs are presented as a direct deduction from the carrying amount of the related long-term debt on the accompanying consolidated balance sheets.

Equity-based compensation

The Company incurs equity-based compensation expense related to restricted stock units ("RSUs") and the unvested Restricted Class A shares and QLH Restricted Class B-1 units that are more fully described in Note 10 - Equity based compensation. Equity-classified awards to employees are measured and recognized in the consolidated financial statements based on the fair value of the award on the grant date and are not subsequently remeasured unless modified. Liability-classified awards are measured at fair value on the grant date and remeasured at each reporting period until the award is settled. For awards subject to service conditions only, the fair value of the award on the grant date is expensed on a straight-line basis over the requisite service period of the award. The recognition period for these expenses begins at either the applicable service inception date or grant date and continues throughout the requisite service period. Compensation expense for RSUs granted with a performance condition is recognized on a graded vesting basis over the requisite service period. The amount of compensation expense at each reporting period related to performance based restricted stock units ("PRSUs") is determined based on the Company's assessment of the probability of achieving the requisite performance criteria. The grant date fair value of RSUs is determined using the market closing price of Class A common stock on the date of grant. The Company accounts for forfeitures as they occur.

The Company classifies equity-based compensation expense in its consolidated statements of operations in the same manner in which the recipient's payroll costs are classified or in which the recipient's service payments are classified.

Segment information

The Company operates primarily in the United States and in a single operating segment. Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company's chief operating decision maker is its chief executive officer, who reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. No expense or operating income is evaluated at a segment level. Since the Company operates in one operating segment and reportable segment, all required financial segment information can be found in the consolidated financial statements.

Related party transactions

The Company considers (i) any person that holds 10% or more of the Company's securities and their immediate families, (ii) the Company's executive officers as determined by its Board of Directors, (iii) someone that directly or indirectly controls, is controlled by or is under common control with the Company or (iv) anyone who can significantly influence the financial and operating decisions of the Company as related parties.

Prior to the IPO, Members' equity, specifically the legacy Class A and Class B units in QLH, was held by related parties and subsequent to the IPO, certain of the Company's executive officers and Insignia hold Class B common stock and Class B-1 units and accordingly certain transactions recorded in members' equity and non-controlling interest, respectively, in the consolidated statements of stockholders' equity (deficit) are considered related party transactions.

The Company is also party to the TRA, under which it is contractually committed to pay certain holders of Class B-1 units 85% of the amount of any tax benefits that the Company actually realizes, or in some cases are deemed to realize as a result of certain transactions. Payments of $2.8 million and $0.2 million were made pursuant to the TRA during the years ended December 31, 2023 and 2022, respectively.

Fair value measurements

The Company accounts for the fair value of its financial instruments in accordance with FASB ASC Topic 820, *Fair Value Measurements and Disclosures* ("ASC 820"). Non-recurring, non-financial assets and liabilities are also accounted for under the provisions of ASC 820.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for an asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last unobservable:

Level 1   Quoted prices in active markets for identical assets or liabilities.

Level 2   Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

Level 3   Unobservable inputs that are supported by little or no market activity and that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company's accounts receivable, accounts payable, accrued expenses, and other current liabilities approximate their fair values due to the short-term nature of these assets and liabilities.

Sales taxes

ASC 606-10 provides that the presentation of taxes assessed by a governmental authority, which are directly imposed on revenue-producing transactions (i.e., sales, use, and excise taxes) between a seller and a customer, on a gross basis (included in revenue and costs), or on a net basis (excluded from revenue), is a management decision on accounting policies that should be disclosed. In addition, for any such taxes that are reported on a gross basis, the amounts of those taxes should be disclosed in the consolidated financial statements for each period for which a consolidated statements of operations is presented, if those amounts are significant. The Company has elected to exclude sales taxes from revenue.

Cost of revenue

The Company's cost of revenue is comprised primarily of payments to suppliers and traffic acquisition costs paid to top tier search engines as well as telephony infrastructure costs, internet and hosting, merchant fees, salaries and related expenses, equity-based compensation and other expenses.

Income taxes

The Company is taxed as a corporation and pays corporate federal, state and local taxes on income allocated to it from QLH subsequent to the Reorganization Transactions based upon MediaAlpha, Inc.'s economic interest held in QLH. QLH is treated as a pass-through partnership for income tax reporting purposes and is not subject to federal income tax. Accordingly, the Company is not liable for income taxes on the portion of QLH's earnings not allocated to it.

The Company accounts for income taxes under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events included in the consolidated financial statements. Under this method, the Company determines deferred tax assets and liabilities on the basis of the differences between the consolidated financial statements and tax bases of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax assets and liabilities is recognized in the consolidated statements of operations in the period in which the enactment date occurs. The Company evaluates the realizability of its deferred tax assets on a quarterly basis and establishes valuation allowances when it is more likely than not that all or a portion of a deferred tax asset may not be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax planning strategies and recent results of operations. Significant judgement is required by the Company in assessing the positive and negative evidence when determining the realizability of its deferred tax asset.

The Company recognizes interest and penalties related to the liability for unrecognized tax benefits, if any, as a component of the income tax expense line in the accompanying consolidated statements of operations.

The Company records uncertain tax positions based on a two-step process: (1) determine whether it is more likely than not that the tax positions will be sustained on the basis of the technical merits of the position and (2) for those tax positions that meet the more-likely-than-not recognition threshold, recognize the largest amount of tax benefit that is more than 50 percent likely to be realized upon ultimate settlement with the related tax authority.

In accordance with the guidance released by FASB on the accounting for tax on the global intangible low-taxed income ("GILTI") provisions of the Act, the Company accounts for GILTI using the period cost method.

Tax receivables agreement

The Company accounts for amounts payable under the TRA in accordance with ASC Topic 450, *Contingencies*. Amounts payable under the TRA are contingent upon, among other things, (i) the generation of future taxable income, to support realization and (ii) the tax laws and rates, including state apportionment, applicable at the time of each Exchange. The Company recognizes obligations under the TRA after concluding that it is probable that the Company would have sufficient future taxable income in aggregate over the term of the TRA to utilize the related tax benefits. The projection of future taxable income is inherently uncertain and involves judgment. In projecting taxable income, the Company considers certain assumptions including revenue growth and operating margins among others. Actual taxable income may differ from its estimates, which could impact the timing or the Company's obligation to make payments under the TRA. The TRA liability is calculated by (i) determining the tax attributes subject to the TRA, (ii) applying a blended tax rate to the tax attributes, and (iii) calculating the iterative impact. The blended tax rate consists of the U.S. federal statutory corporate income tax rate and an assumed combined state and local income tax rate driven by future estimated apportionment factors and statutory corporate income tax rates applicable to each state.

The TRA will remain in effect until all such tax benefits have been utilized or expired unless the Company exercises its right to terminate the TRA. The TRA will also terminate if the Company breaches its obligations under the TRA or upon certain mergers, asset sales or other forms of business combinations, or other changes of control. If the Company exercises its right to terminate the TRA, or if the TRA is terminated early in accordance with its terms, the Company's payment obligations would be accelerated based upon certain assumptions, including the assumption that it would have sufficient future taxable income to utilize such tax benefits, and may substantially exceed the actual benefits, if any, the Company realizes in respect of the tax attributes subject to the TRA.

If the Company determines in the future that it will not be able to fully utilize all or part of the related tax benefits, the Company would reduce the portion of the liability related to the tax benefits not expected to be utilized and record the offsetting benefit in the consolidated statements of operations. Subsequent changes to the measurement of the TRA liability are recognized within other (income) expense, net in the consolidated statements of operations. TRA Payments expected to be paid within the next 12 months are classified as current and included within accrued expense on the Consolidated Balance Sheets.

Non-controlling interest

In connection with the Reorganization Transactions, the Company through Intermediate Holdco became, the sole managing member of QLH and as a result consolidates the results of operations of QLH. QLH has two classes of equity securities, Class A-1 units, which have all voting rights in QLH, and Class B-1 units, which have no voting or control rights. Intermediate Holdco directly owns Class A-1 units and the holders of Class B-1 units represent the non-controlling interests, substantially all of which are held by Insignia and the Senior Executives. Pursuant to QLH's limited liability company agreement, the Company allocates the share of pre-tax income (loss) of QLH to the holders of non-controlling interests pro-rata to their ownership interest in QLH at a point in time. Changes in the Company's ownership interest in QLH, due to redemptions or exchanges, while retaining a controlling interest are accounted for as equity transactions and accounted for as a reduction in the amount recorded as non-controlling interest and increase in additional paid-in capital.

Earnings (Loss) per share

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to MediaAlpha, Inc. by the weighted-average number of shares of Class A common stock outstanding during the period. The Company's Class B common stock is excluded as it represents the voting rights of the legacy QLH holders and such shares have no economic rights in MediaAlpha, Inc. Diluted earnings (loss) per share is computed giving effect to all potential weighted-average dilutive shares for the period following the Reorganization Transactions including Class B-1 units and Class A restricted shares that are convertible into shares of Class A common stock and RSUs. The dilutive effect of outstanding awards, if any, is reflected in diluted earnings per share by application of the treasury stock method or if-converted method, as applicable.

Comprehensive income

For the year ended December 31, 2023, 2022, and 2021, the Company did not have any differences between its net income and comprehensive income.

Liquidity

As of December 31, 2023, the aggregate principal amount outstanding under the 2021 Credit Facilities was $176.0 million, with $45.0 million remaining for borrowing under the 2021 Revolving Credit Facility. As of December 31, 2023, the Company was in compliance with all of its financial covenants under such credit facilities. The Company's ability to continue to comply with its covenants will depend on, among other things, financial, business, market, competitive and other conditions, many of which are beyond the Company's control.

The Company's results are subject to fluctuations as a result of business cycles experienced by companies in the insurance industry. The Company believes that the property & casualty (P&C) insurance industry continues to be in a cyclical downturn due to higher-than-expected carrier underwriting losses, which has led these carriers to reduce their customer acquisition spending in the Company's Marketplaces. In spite of these reductions in carrier spending, the Company's Consolidated EBITDA, as defined in the Credit Agreement, has increased year over year, due primarily to the Company's continuing cost reduction efforts, including implementing workforce reductions during the second quarter of 2023. In late 2023, P&C insurance industry profitability improved as rate increases began to outpace loss cost inflation. We expect this improvement to continue in 2024, driving increases in advertising spend as carriers turn their focus to acquiring new customers. The Company believes it has sufficient expected near-term revenue and forecasted cushion with respect to compliance with the financial covenants under the 2021 Credit Facilities. The Company also has sufficient cash on hand and availability to access additional cash under its 2021 Revolving Credit Facility to meet its business operating requirements, its capital expenditures and to continue to comply with its debt covenants for at least the next twelve months as of the filing date of this Annual Report on Form 10-K.

The extent to which market conditions impact the Company's business, results of operations, cash flows and financial condition will depend on future developments impacting its carrier partners, including inflation rates, the extent of any major catastrophic losses, and the timing of regulatory approval of premium rate increases, which remain highly uncertain and cannot be predicted with accuracy. The Company considered the impact of this uncertainty on the assumptions and estimates used when preparing these quarterly financial statements. These assumptions and estimates may continue to change as new events occur, and such changes could have an adverse impact on the Company's results of operations, financial position and liquidity.

Though the Company expects customer acquisition spend by P&C carriers to increase beginning in the first quarter of 2024, it is possible that such increase may be delayed or not occur. In the event that the Company's financial results are below its expectations due to cyclical conditions in its primary vertical markets or other factors, the Company may not be able to remain in compliance with its financial covenants under the 2021 Credit Facilities, in which event the Company may need to take additional actions to reduce operating costs, which may include adjusting discretionary employee bonuses and other discretionary spending, negotiate amendments to or obtain waivers of such financial covenants, refinance the 2021 Credit Facilities, or raise additional capital. There can be no assurance that the Company would be able to raise additional capital or obtain any such amendments, refinancing or waivers on terms acceptable to the Company or at all. The consolidated financial statements do not include any adjustments that may result from the outcome of these uncertainties.

New Accounting Pronouncements

Recently adopted accounting pronouncements

In October 2021, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2021-08, *Business Combinations (Topic 805): Accounting for Contract Assets and Contract Liabilities from contracts with customers.* The ASU requires contract assets and contract liabilities acquired in a business combination to be recognized and measured by the acquirer on the acquisition date in accordance with Accounting Standards Codification ("ASC") 606, Revenue from Contracts with Customers, as if it had originated the contracts. Under the current business combinations guidance, such assets and liabilities were recognized by the acquirer at fair value on the acquisition date. The guidance in ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2022, with early adoption permitted and will be applied prospectively to business combinations occurring on or after the effective date of the amendment. The Company adopted the ASU on January 1, 2023 and the adoption did not have any impact on the Company's consolidated financial statements.

In March 2020 and January 2021, the FASB issued ASU No. 2020-4, Reference Rate Reform (Topic 848): *Facilitation of the Effects of Reference Rate Reform on Financial Reporting* and ASU 2021-1, Reference Rate Reform (Topic 848): *Scope, respectively. ASU 2020-4 and ASU 2021-1* to provide optional expedients and exceptions for applying U.S. GAAP, to contracts, and other transactions that reference the London Interbank Offered Rate ("LIBOR") or another reference rate expected to be discontinued because of reference rate reform, if certain criteria are met. The guidance in ASU 2020-4 and ASU 2021-1 was effective upon issuance and, once adopted, may be applied prospectively to contract modifications and hedging relationships through December 31, 2022. In December 2022, the FASB issued ASU No. 2022-6, *Deferral of the Sunset Date of Topic 848, which deferred the sunset date of Topic 848* from December 31, 2022 to December 31, 2024 to align with the amended cessation date of LIBOR, which had been delayed to June 30, 2023. On June 8, 2023, the Company amended its existing credit agreement to change the interest rate benchmark under the 2021 Credit Facilities from LIBOR to the Secured Overnight Financing Rate ("SOFR"), as further discussed in Note 6 - Long term debt. Effective June 8, 2023, the Company adopted ASC Topic 848 and qualified for the available optional expedients, which allows the Company to account for the contract modifications as continuations of the existing contract without further reassessment or remeasurement that would otherwise be required under the applicable U.S. GAAP. On October 1, 2023, the Company also amended its TRA to, among other things, change the interest rate benchmark from LIBOR to SOFR. The adoption did not have a material impact on the Company's consolidated financial statements.

Recently issued not yet adopted accounting pronouncements

In December 2023, the FASB issued ASU No. 2023-09, Income Taxes (Topic 740): *Improvements to Income Tax Disclosures*, that requires disclosure of disaggregated income taxes paid, prescribes standard categories for the components of the effective tax rate reconciliation, and modifies other income tax-related disclosure. The amendment in the ASU is intended to enhance the transparency and decision usefulness of income tax disclosures. The amendments are effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The amendments in this ASU should be applied on a prospective basis but retrospective application is permitted. The Company is currently evaluating the impact of the ASU on its disclosures in the consolidated financial statements.

In November 2023, the FASB issued ASU No. 2023-07, Segment Reporting (Topic 280): *Improvements to Reportable Segment Disclosures*, which expands annual and interim disclosure requirements for reportable segments, primarily through enhanced disclosures about significant segment expenses. The ASU is effective for annual periods beginning after December 15, 2023 and interim periods within fiscal years beginning after December 15, 2024. Early adoption is permitted and the amendments in this update are required to be applied on a retrospective basis to all periods presented. The Company is currently evaluating the impact of the ASU on disclosures in its consolidated financial statements.

3. Disaggregation of revenue

The following table shows the Company's revenue disaggregated by transaction model:

	Year Ended December 31,		
(in thousands)	2023	2022	2021
Open Marketplace transactions	$ 378,730	$ 445,950	$ 627,705
Private Marketplace transactions	9,419	13,122	17,569
Revenue	$ 388,149	$ 459,072	$ 645,274

The following table shows the Company's revenue disaggregated by product vertical:

| (in thousands) | Year Ended December 31, | | |
	2023	2022	2021
Property & casualty insurance	$ 164,234	$ 224,366	$ 417,715
Health insurance	186,275	187,392	176,459
Life insurance	24,287	26,711	28,586
Other	13,353	20,603	22,514
Revenue	$ 388,149	$ 459,072	$ 645,274

4. Business combinations

On February 24, 2022, QuoteLab, LLC ("QL"), a wholly owned subsidiary of QLH, and CHT Buyer, LLC, a wholly owned subsidiary of QL ("Buyer"), entered into an Asset Purchase Agreement (as amended, the "Agreement") to acquire substantially all of the assets of Customer Helper Team, LLC ("CHT"). CHT is a provider of customer generation and acquisition services primarily for Medicare insurance, health insurance, and life insurance companies. The Company acquired CHT to increase its customer generation capabilities on various social media and short form video platforms. The transaction was closed on April 1, 2022.

The Company accounted for the transaction as a business combination using the acquisition method of accounting as CHT contained inputs and processes that were capable of being operated as a business. The acquisition date fair value of the purchase consideration for the acquisition was $56.7 million, and consisted of the following (in thousands):

	Fair Value
Cash consideration (net of working capital adjustments)	$ 49,677
Contingent consideration	7,007
Total purchase consideration	$ 56,684

A portion of the cash consideration paid at closing was funded by drawing $25.0 million under the 2021 Revolving Credit Facility, and the balance was funded from the Company's cash on hand as of the closing.

The Agreement also provides for the Company to pay contingent consideration, which could range from zero to $20.0 million, based upon CHT's achievement of certain revenue and gross margin targets for the two successive twelve-month periods following the closing, as set forth in the Agreement. The contingent consideration had been classified as a liability and the estimated fair value was determined using a Monte Carlo model based on the revenue and gross margin projected to be generated by CHT during the applicable periods. The contingent consideration is subject to remeasurement at each reporting date until paid, with any adjustment resulting from the remeasurement reported within general & administrative expenses in the consolidated statements of operations. CHT was unable to meet its target for the first twelve-month period and is not expected to meet the target for the second twelve-month period as well, and accordingly, the Company does not expect to pay any contingent consideration for either period. The fair value measurements of the contingent consideration are based primarily on significant unobservable inputs and thus represent a Level 3 measurement in the valuation hierarchy as defined in ASC 820.

Transaction-related costs incurred by the Company were $0.6 million for the year ended December 31, 2022, and were expensed as incurred and included in general and administrative expenses in the consolidated statements of operations.

In accordance with the acquisition method of accounting, the purchase consideration was allocated to the assets acquired and liabilities assumed based on their fair values on the date of the acquisition as follows (in thousands):

Accounts receivable	$ 1,275
Prepaid expenses and other current assets	17
Intangible assets	26,120
Goodwill	29,337
Accounts payable	(18)
Accrued expenses	(47)
Net assets acquired	$ 56,684

The Company considers the measurement period for such purchase price allocation to be one year from the date of acquisition. The fair value of working capital related items, including accounts receivable, prepaid expenses and other current assets, accounts payable, and accrued expenses, approximated their book values as of the closing date of the acquisition.

The excess of the purchase consideration over the fair value of the net assets acquired was recorded as goodwill. The resulting goodwill is attributable primarily to CHT's assembled workforce and the expanded market opportunities provided by the CHT business by increasing the Company's ability to generate Consumer Referrals on various social media and short form video platforms. The goodwill resulting from the acquisition is tax deductible. For tax purposes, contingent consideration does not become part of tax goodwill until paid. As such, the amount of goodwill deductible for tax purposes as of the closing date of the acquisition was $22.7 million.

The identifiable intangible assets for the transaction are definite lived assets. The intangible assets are measured at fair value on a nonrecurring basis and are based primarily on significant unobservable inputs and thus represent a Level 3 measurement in the valuation hierarchy as defined in ASC 820. The acquired intangible asset categories, fair value, and amortization periods, were as follows (in thousands):

	Useful lives	Fair Value
Customer relationships	7 years	$ 18,460
Trademarks, trade names, and domain names	10 years	7,660
		$ 26,120

Customer relationships represent the fair value of the existing contractual relationships, which was calculated using the excess earnings methodology of the income approach. The fair value for trademarks, trade names, and domain names was calculated using the relief-from-royalty methodology of the income approach. These fair value measurements were determined using risk-adjusted discount rates of 18.0%.

The weighted average life of intangible assets as of the acquisition date was 7.9 years. The fair value of the identified intangible assets subject to amortization will be amortized over the assets' estimated useful lives based on the pattern in which the economic benefits are expected to be received.

The following pro forma financial information summarizes the combined results of operations for the Company and CHT, as though the companies were combined as of the beginning of the Company's fiscal 2021. The unaudited pro forma financial information was as follows:

(in thousands)	Year ended December 31, 2022	Year ended December 31, 2021
Total revenues	$ 465,342	$ 675,485
Pretax income (loss)	$ 32,075	$ (7,336)

The pro forma financial information presented above has been calculated after adjusting the results of CHT to reflect certain business combination and one-time accounting effects such as fair value adjustment of amortization expense from acquired intangible assets, interest expense on the amounts drawn under the 2021 Revolving Credit facility, and acquisition costs as though the acquisition occurred as of the beginning of the Company's fiscal 2021. The historical consolidated financial information has been adjusted in the pro forma combined financial results to give effect to pro forma events that are directly attributable to the business combination, reasonably estimable and factually supportable. The pro forma financial information does not include the impact of remeasurement adjustments to the contingent considerations and restricted stock units granted to employees of CHT on the date of acquisition for post combination services, which are included within the periods they were incurred. The pro forma financial information is for informational purposes only and is not indicative of the results of operations that would have been achieved if the acquisition had taken place at the beginning of the Company's fiscal 2021.

5. Goodwill and intangible assets

Goodwill and intangible assets consisted of:

(in thousands)	Useful life (months)	December 31, 2023 Gross carrying amount	Accumulated amortization	Net carrying amount	December 31, 2022 Gross carrying amount	Accumulated amortization	Net carrying amount
Customer relationships	84 - 120	$43,500	$ (23,947)	$19,553	$43,500	$ (17,820)	$25,680
Non-compete agreements	60	303	(303)	—	303	(303)	—
Trademarks, trade names, and domain names	60 - 120	8,884	(2,422)	6,462	8,884	(1,632)	7,252
Intangible assets		$52,687	$ (26,672)	$26,015	$52,687	$ (19,755)	$32,932
Goodwill	Indefinite	$47,739	$ —	$47,739	$47,739	$ —	$47,739

Amortization expense related to intangible assets amounted to $6.9 million, $5.8 million, and $3.0 million for the years ended December 31, 2023, 2022, and 2021, respectively. The Company has no accumulated impairment of goodwill.

The following table presents the change in goodwill and intangible assets:

(in thousands)	December 31, 2023 Goodwill	Intangible assets	December 31, 2022 Goodwill	Intangible assets
Beginning balance at January 1,	$ 47,739	$ 32,932	$ 18,402	$ 12,567
Additions to goodwill and intangible assets	—	—	29,337	26,120
Amortization	—	(6,917)	—	(5,755)
Ending balance	$ 47,739	$ 26,015	$ 47,739	$ 32,932

As of December 31, 2023, future amortization expense relating to identifiable intangible assets with estimable useful lives over the next five years was as follows:

(in thousands)	Amortization expense
2024	$ 6,428
2025	5,759
2026	5,143
2027	4,106
2028	2,298
Thereafter	2,281
	$ 26,015

6. Accrued expenses

Accrued expenses include the following:

(in thousands)	As of December 31, 2023	As of December 31, 2022
Accrued payroll and related expenses	$ 3,831	$ 3,621

7. Long-term debt

2020 Credit Agreement

On July 29, 2021, the Company entered into an amendment (the "First Amendment") to the 2020 Credit Agreement dated as of September 23, 2020, with the lenders that are party thereto and JPMorgan Chase Bank, N.A., as administrative agent (as amended by the First Amendment, the "Existing Credit Agreement"). The Existing Credit Agreement provided for a new senior secured term loan facility in an aggregate principal amount of $190.0 million (the "2021 Term Loan Facility"), the proceeds of which were used to refinance all $186.4 million of the existing term loans outstanding and the unpaid interest thereof as of the date of the First Amendment, to pay fees related to these transactions, and to provide cash for general corporate purposes, and a new senior secured revolving credit facility with commitments in an aggregate amount of $50.0 million (the "2021 Revolving Credit Facility" and, together with the 2021 Term Loan Facility, the "2021 Credit Facilities"), which replaced the existing revolving credit facility under the 2020 Credit Agreement. The obligations under the 2021 Credit Facilities are guaranteed by QLH and secured by substantially all assets of QLH and QuoteLab, LLC ("Borrower"). Borrowings under the Existing Credit Agreement bore interest at a rate equal to, at the option of the Borrower, the LIBOR plus an applicable margin, with a floor of 0.00%, or base rate plus an applicable margin. The applicable margins were based on the Borrower's consolidated total net leverage ratio as calculated under the terms of the Existing Credit Agreement (the "Leverage Ratio") for the prior fiscal quarter and range from 2.00% to 2.75% with respect to the London interbank offered rate and from 1.00% to 1.75% with respect to the base rate. As of December 31, 2023, the Company's interest rate on the outstanding borrowings for the 2021 Term Loan Facility and 2021 Revolving Credit Facility was 8.20%.

On June 8, 2023, the Company entered into a Second Amendment (the "Second Amendment") to the Existing Credit Agreement, (as amended by the Second Amendment, the "Amended Credit Agreement"). The Second Amendment amends the Existing Credit Agreement, effective on the amendment date, to, among other things, replace the existing LIBOR based rate applicable to the 2021 Credit Facilities with a SOFR with a credit spread adjustment of 0.10% per annum and a floor of 0.00%, effective on the amendment date. Borrowings under the Amended Credit Agreement will continue to bear interest at a rate equal to, at the option of the Borrower, the Term SOFR or Daily Simple SOFR (each as defined in the Amended Credit Agreement) plus an applicable margin, with a floor of 0.00%, or the base rate plus an applicable margin. The applicable margins are based on the Company's consolidated total net leverage ratio as calculated under the terms of the Amended Credit Agreement for the prior fiscal quarter and range from 2.00% to 2.75% with respect to the Term SOFR or Daily Simple SOFR and from 1.00% to 1.75% with respect to the base rate.

The Second Amendment did not impact the Company's outstanding debt or related debt covenants. The Second Amendment did not result in any additional cash proceeds or changes in commitment amounts. The Second Amendment has been accounted for as a continuation of the existing agreement in accordance with ASC 848 — *Reference Rate Reforms* and any third-party costs were expensed as incurred and included in general and administrative expenses in the consolidated statements of operations.

The 2021 Credit Facilities are collateralized by substantially all of the Company's assets and contain certain financial and non-financial covenants. The financial covenants include a minimum Fixed Charge Coverage Ratio of 1.15:1 and a maximum Total Net Leverage Ratio of 4.0:1, which may be increased subject to certain conditions (in each case, as defined in the Amended Credit Agreement). Non-financial covenants include restrictions on investments, dividends, asset sales, and the incurrence of additional debt and liens. The Amended Credit Agreement contains customary affirmative and negative covenants and default provisions. As of December 31, 2023, the Company was in compliance with all covenants.

Loans under the 2021 Credit Facilities will mature on July 29, 2026. Loans under the 2021 Term Loan Facility amortize quarterly, beginning on the first business day after December 31, 2021 and ending with June 30, 2026, by an amount equal to 1.25% of the aggregate outstanding principal amount of the term loans initially made. Accordingly, the amount of mandatory quarterly principal payable amount under the 2021 Term Loan within the next twelve months has been classified within the current portion of long-term debt and the remaining balance as long-term debt, net of current portion on the consolidated balance sheets. The 2021 Revolving Credit Facility does not amortize and will mature on July 29, 2026 and has been classified as non-current within long-term debt, net of current portion on the consolidated balance sheet.

The 2021 Term Loan Facility also requires mandatory prepayments of principal with any Excess Cash Flow (as defined in the 2021 Credit Facilities) on an annual basis. In accordance with the Agreement, the Company generated excess cash flow for the year ended December 31, 2023, and will be required to prepay approximately $3.0 million of the principal under the 2021 Term Loan Facility, which amount has been classified within the current portion of long-term debt on the consolidated balance sheet.

The First Amendment to the 2021 Term Loan Facility was treated as a debt modification and the Company capitalized $0.6 million of deferred financing costs classified within the current portion of long-term debt and long-term debt, net of current portion, on the consolidated balance sheet, which costs will be amortized over the term of the 2021 Term Loan Facility. Third-party costs allocated to the 2021 Term Loan facility were recorded as other (income) expense, net in the consolidated statements of operations. Third-party costs and fees paid to lender allocated to the 2021 Revolving Credit Facility of $0.2 million were capitalized and classified within prepaid expenses and other current assets on the consolidated balance sheet and are amortized over the term of the 2021 Revolving Credit Facility.

Long-term debt consisted of the following:

(in thousands)	As of			
	December 31, 2023		December 31, 2022	
2021 Term Loan Facility	$	171,000	$	180,500
2021 Revolving Credit Facility		5,000		5,000
Debt issuance costs		(1,701)		(2,430)
Total debt	$	174,299	$	183,070
Less: current portion, net of debt issuance cost of $693 and $730, respectively		(11,854)		(8,770)
Total long-term debt	$	162,445	$	174,300

The expected future principal payments for all borrowings as of December 31, 2023 were as follows:

(in thousands)	Contractual maturity	
2024	$	12,547
2025		9,500
2026		153,953
Debt and issuance costs		176,000
Unamortized debt issuance costs		(1,701)
Total debt	$	174,299

The Company incurred interest expense on the 2021 Term Loan Facility of $14.6 million, $8.5 million, and $7.7 million for the years ended December 31, 2023, 2022, and 2021, respectively. Interest expense included amortization of debt issuance costs on the 2021 Credit Facility of $0.8 million, $0.8 million, and $1.2 million for the years ended December 31, 2023, 2022, and 2021, respectively. As of December 31, 2023 and 2022, unamortized deferred debt issuance costs amounted to $1.7 million and $2.4 million, respectively.

As of December 31, 2023, the Company's borrowing capacity available under the 2021 Revolving Credit Facility was $45.0 million, which carries a commitment fee based on the Company's consolidated total net leverage ratio and ranges from 0.25% to 0.50%. The commitment fee on the unused portion of the 2021 Revolving Credit Facility was 0.50% as of December 31, 2023. The Company incurred interest expense on the 2021 Revolving Credit Facility of $0.7 million, $0.7 million, and $0.1 million for the years ended December 31, 2023, 2022, and 2021, respectively.

Accrued interest as of December 31, 2023 and 2022 was $3.7 million and $3.0 million, respectively, and is included within accrued expenses on the consolidated balance sheets.

8. Commitments and contingencies

Litigation and other matters

The Company is subject to certain legal proceedings and claims that arise in the normal course of business. In the opinion of management, the Company does not believe that the amount of liability, if any, as a result of these proceedings and claims will have a materially adverse effect on the Company's consolidated financial position, results of operations, or cash flows.

During the year ended December 31, 2022, the Company received a notification of audit for certain of the Company's business tax filings. The audit is currently undergoing and the Company has been fully cooperating with the tax auditor. The Company assessed its probable loss and has accrued a reserve based on the low end of the possible outcomes, which was not material.

On February 21, 2023, the Company received a civil investigative demand from the Federal Trade Commission (FTC) regarding compliance with the FTC Act and the Telemarketing Sales Rule, as they relate to the advertising, marketing, promotion, offering for sale, or sale of healthcare-related products, the collection, sale, transfer or provision to third parties of consumer data, telemarketing practices, and/or consumer privacy or data security. The Company is cooperating with the FTC. During the year ended December 31, 2023, the Company incurred legal fees of $3.9 million in connection with the demand, which are included within general and administrative expenses on the consolidated statements of operations. At this time, the

Company is unable to predict the ultimate outcome of this matter or the significance, if any, to the Company's business, results of operations or financial condition.

As of December 31, 2023, and 2022, the Company did not have any material contingency reserves established for any litigation liabilities.

9. Stockholders' Equity (Deficit)

Amendment and Restatement of Certificate of Incorporation

In connection with the Reorganization Transactions, the Company amended and restated its certificate of incorporation to, among other things, provide for the (i) authorization of 1,000,000,000 shares of Class A common stock with a par value of $0.01 per share; (ii) authorization of 100,000,000 shares of Class B common stock with a par value of $0.01 per share; and (iii) authorization of 50,000,000 shares of preferred stock par value $0.01 per share. Holders of shares of Class A and Class B common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Holders of shares of Class A common stock and Class B common stock will vote together as a single class on all matters (including the election of directors) submitted to a vote of stockholders, unless otherwise required by law.

Holders of shares of Class B common stock are not entitled to receive dividends and will not be entitled to receive any distributions upon the liquidation, dissolution or winding up of the Company. Shares of Class B common stock are issuable only in connection with the corresponding issuance of an equal number of Class B-1 units. Shares of Class B common stock may only be issued to the extent necessary to maintain the one-to-one ratio between the Class B-1 unit and the number of shares of Class B common stock held by the non-controlling interest holders. Shares of Class B common stock are transferable only together with an equal number of Class B-1 units. Each share of Class B common stock will be redeemed and canceled by the Company if the holder exchanges one Class B-1 unit, together with the corresponding share of Class B common stock, for one share of Class A common stock (or, at the Company's election, cash of an equivalent value).

The Company must, at all times, maintain a one-to-one ratio between the number of outstanding shares of Class A common stock and the number of Class A-1 units owned by the Company (subject to certain exceptions for treasury shares and shares underlying certain convertible or exchangeable securities).

Initial public offering

As discussed in Note 1, on October 30, 2020 the Company completed its IPO and sold 7,027,606 shares of Class A Common Stock at a public offering price of $19.00 per share, which includes 769,104 shares sold in connection with the full exercise of the underwriter's option to purchase additional shares. The Company received $124.2 million, net of underwriting discounts and commissions, which was used in part to repurchase 4,772,449 Class B-1 units from the Selling Class B-1 Unit Holders. Immediately following the completion of the IPO, there were 25,536,043 shares of Class B common stock outstanding, equivalent to all but 41,620 Class B-1 units not held by the Company, representing an approximately 43.5% ownership interest in QLH.

MediaAlpha, Inc. contributed (i) $84.3 million of the net proceeds to Intermediate Holdco for Intermediate Holdco to repurchase 4,772,449 Class B-1 units (which Class B-1 units were converted into Class A-1 units) and (ii) $23.6 million of the net proceeds to Intermediate Holdco for further contribution to QLH, and in turn to QuoteLab, LLC, to repay outstanding borrowings under the 2020 Term Loan Facility. The remaining net proceeds of $16.3 million were contributed to Intermediate Holdco for further contribution to QLH and QuoteLab, LLC to pay for costs associated with the offering and to use for working capital, capital expenditures and general corporate purposes.

QL Holdings Recapitalization

As discussed in Note 1, the Fourth Amended and Restated Limited Liability Agreement of QLH, among other things, recapitalized the Class A units held by Intermediate Holdco, to voting, managing member Class A-1 units and recapitalized all other legacy Class A units and Class B units into non-voting, non-managing member, Class B-1 units. After the contribution of Intermediate Holdco to MediaAlpha, Inc., the Company became the sole voting member of QLH, by and through Intermediate Holdco, and controls the management of QLH.

Share Repurchase Program

On March 14, 2022, the Company's Board of Directors approved a Share Repurchase Program ("Repurchase Program") that authorized the Company to repurchase up to $5.0 million of the Company's share of Class A common stock in open market transactions at prevailing market prices or by other means in accordance with federal securities laws. The Company completed the Repurchase Program during the year ended December 31, 2022. The Repurchase Program did not obligate the Company to repurchase a fixed number of shares and any repurchases were accounted for as of the trade date with a corresponding liability. The excess between the repurchase price and the par value of the shares of Class A common stock repurchased was recorded as an adjustment to additional-paid-in capital. During the year ended December 31, 2022, 455,297 shares of Class A common stock were repurchased for an aggregate amount of $5.0 million.

10. Equity-based compensation plans

Equity-based compensation cost recognized for equity-based awards outstanding during the year ended December 31, 2023, 2022, and 2021 was as follows:

	Year ended December 31,		
(in thousands)	2023	2022	2021
QLH Restricted Class B-1 units	87	230	541
Restricted Class A shares	588	1,032	1,088
Restricted stock units	52,646	57,210	44,084
Performance restricted stock units	—	—	—
Equity-based compensation expense	$ 53,321	$ 58,472	$ 45,713
Total income tax benefit recognized related to equity-based compensation (a)	$ —	$ —	$ 6,328

a. For the year ended December 31, 2023 and 2022, there was no income tax benefit related to RSUs as future tax benefits related to these awards were fully offset by a valuation allowance.

Equity-based compensation cost was included in the following expense categories in the consolidated statements of operations during the year ended December 31, 2023, 2022 and 2021:

	Year ended December 31,		
(in thousands)	2023	2022	2021
Cost of revenue	$ 3,875	$ 3,634	$ 1,665
Sales and marketing	8,654	10,445	7,724
Product development	7,719	9,536	6,440
General and administrative	33,073	34,857	29,884
Total equity-based compensation	$ 53,321	$ 58,472	$ 45,713

No compensation cost was capitalized during the year ended December 31, 2023, 2022, and 2021.

QLH Restricted Class B-1 Units

Upon the IPO, Senior Executives and one other employee that held legacy QLH Class B units received Class B-1 units, which have a substantially equivalent value and which together with shares of Class B common stock can be exchanged for shares of Class A common stock when vested. The cancellation and concurrent replacement of QLH Class B units for Class B-1 units was considered a modification. The modification did not result in incremental compensation cost, as the fair value of the replacement awards, determined by using the per share price of shares of Class A common stock (into which QLH Restricted Class B-1 units are convertible) offered to the public in connection with the IPO, did not differ from the fair value of the QLH Class B units immediately before the modification. The awards that were unvested on the modification date are QLH Restricted Class B-1 units and are subject to the same vesting terms as the legacy QLH Class B units under the QLH Plan. Under the QLH Plan, 6,470,599 QLH Restricted Class B-1 units and Company Class A shares are authorized.

The QLH Restricted Class B-1 units granted to employees are generally subject to a four-year vesting period, whereby the awards become 25% vested on the first anniversary of the vesting commencement date and then vest ratably on a monthly basis thereafter through the end of the vesting period. The QLH Restricted Class B-1 units are equity-classified share-based payments, and the remaining unrecognized cost, which is based on the original grant-date fair value of the QLH Class B units, is recognized utilizing the straight-line method. Grantees have made 83(b) elections under the Internal Revenue Code; therefore, the QLH Restricted Class B-1 Units are subject to gross share settlement.

A summary of unvested QLH Class B-1 unit activity for 2021, 2022, and 2023 is as follows:

	Number of Units		Weighted - average grant-date fair value
QLH Restricted Class B-1 units			
Unvested and outstanding as of December 31, 2020	524,684	$	2.90
Granted	—		—
Vested	(207,211)		2.69
Forfeited	(64,075)		5.03
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2021	253,398	$	2.53
Granted	—		—
Vested	(117,750)		2.41
Forfeited	(93,478)		2.59
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2022	42,170	$	2.74
Granted	—		—
Vested	(39,705)		2.46
Forfeited	—		—
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2023	2,465	$	7.18

As of December 31, 2023, total unrecognized compensation cost related to unvested QLH Restricted Class B-1 units was $16 thousand, which is expected to be recognized over a weighted average period of 0.50 years. The total fair value of QLH Class B-1 units that vested during the year ended December 31, 2023, 2022, and 2021 was $0.5 million, $1.5 million, and $6.7 million, respectively.

Company Restricted Class A Shares

Upon the IPO, substantially all employees other than senior executives and one other employee that held legacy QLH Class B units received Company Class A shares. The cancellation and concurrent replacement of the QLH Class B units with Company Class A shares was considered a modification. The modification did not result in incremental compensation cost, as the fair value of the replacement awards, determined by using the per share price of Company Class A shares offered to the public in connection with the IPO, did not differ from the fair value of the QLH Class B units immediately before the modification. The awards that were unvested on the modification date are Company restricted Class A shares and are subject to the same vesting terms as the legacy QLH Class B units under the QLH Plan. Under the QLH Plan, 6,470,599 QLH Restricted Class B-1 units and Company Class A shares are authorized.

The Company restricted Class A shares granted to employees are generally subject to a four-year vesting period, whereby the awards become 25% vested on the first anniversary of the vesting commencement date and then vest ratably on a monthly basis thereafter through the end of the vesting period. The Company restricted Class A shares are equity-classified share-based payments, and the remaining unrecognized cost, which is based on the original grant-date fair value of the QLH Class B units, is recognized utilizing the straight-line method. Grantees have made 83(b) elections under the Internal Revenue Code; therefore, the Company Restricted Class A shares are subject to gross share settlement.

A summary of unvested Company restricted Class A share activity for 2021, 2022, and 2023 is as follows:

	Number of Units		Weighted - average grant-date fair value
Restricted Class A Shares			
Unvested and outstanding as of December 31, 2020	1,061,605	$	3.41
Granted	—		—
Vested	(447,468)		2.87
Forfeited	(78,382)		2.19
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2021	535,755	$	4.04
Granted	—		—
Vested	(306,005)		3.22
Forfeited	(48,689)		4.12
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2022	181,061	$	5.42
Granted	—		—
Vested	(152,721)		4.45
Forfeited	—		—
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2023	28,340	$	10.67

As of December 31, 2023, total unrecognized compensation cost related to unvested Company restricted Class A shares was $0.3 million, which is expected to be recognized over a weighted average period of 0.63 years. The total fair value of Company restricted Class A shares that vested during the year ended December 31, 2023, 2022, and 2021 was $1.8 million, $3.7 million, and $14.5 million, respectively.

Restricted Stock Units

In October 2020, the Company adopted the 2020 Omnibus Incentive Plan (the "Omnibus Plan") under which the Company may grant restricted stock units and other equity-based awards to employees, directors, officers, and consultants of the Company. A total of 12,506,550 shares was initially reserved for issuance under the Omnibus Plan, and such pool is automatically increased each January 1 during the term of the Omnibus Plan by a number of shares equal to 5% of the total number of shares of Class A common stock issued and outstanding on December 31 of the calendar year immediately preceding the date of such increase, or such lesser amount as may be determined by the Board of Directors. As of December 31, 2023, 5,610,998 Class A shares were available for future grant under the Omnibus Plan.

Each RSU represents the right to receive one share of Class A common stock upon vesting. The RSUs granted generally vest quarterly over periods ranging from three to four years. However, the Company may also grant RSUs which vest immediately, without any future service requirement. The RSUs are equity-classified share-based payments, and the related cost is recognized utilizing the straight-line method. Upon vesting of the restricted stock units, the Company generally issues new shares of Class A common stock to the participants, net of shares withheld in satisfaction of withholding taxes, except for certain executives and non-employee directors who receive gross share settlement.

The fair value of the restricted stock units is determined based on the closing market price of the Company's Class A shares on the date of grant, with the exception of those RSUs granted on the IPO effective date, for which the Company used the per share price of Company Class A shares offered to the public in connection with the IPO.

A summary of unvested restricted stock unit activity for 2021, 2022, and 2023 is as follows:

	Number of Units		Weighted - average grant-date fair value
RSUs			
Unvested and outstanding as of December 31, 2020	5,482,876	$	21.22
Granted	2,002,489		21.41
Vested	(1,932,761)		22.13
Forfeited	(245,456)		23.57
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2021	5,307,148	$	20.85
Granted	2,834,171		14.47
Vested	(2,900,154)		19.63
Forfeited	(347,044)		22.08
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2022	4,894,121	$	17.79
Granted	2,439,257		13.32
Vested	(3,290,092)		17.78
Forfeited	(410,853)		15.23
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2023	3,632,433	$	15.07

As of December 31, 2023, total unrecognized compensation cost related to unvested RSUs was $50.9 million, which is expected to be recognized over a weighted average period of 2.40 years. The total fair value of Company RSUs that vested during the year ended December 31, 2023, 2022, and 2021 was $31.1 million, $35.8 million, and $70.8 million, respectively.

Performance-Based Restricted Stock Units

The Company may grant PRSUs to certain officers under the 2020 Omnibus Incentive Plan. Each PRSU represents the right to receive one share of Class A common stock upon vesting. The PRSUs granted vest based on the achievement of certain performance measures, as determined by the Compensation Committee of the Company's Board of Directors, with the resulting value earned divided by the average closing price of the Company's Class A common stock for the 20-day period preceding such determination to yield the number of PRSUs to be vested. The expected vesting period of such PRSUs is approximately one year.

The PRSUs are liability-classified awards, as they are based on a fixed dollar amount to be settled in a variable number of shares. At each reporting period, the Company recognizes any related expense based on the estimated probability of the achievement of these performance measures and the portion of the requisite service period completed. The amount of expense recognized in any period can vary based on changes in the expected achievement of the specified performance measures. If such performance measures are determined to be not likely to be met, or are ultimately not met, no further expense is recognized and any previously recognized expense is reversed. Upon vesting of the PRSUs, the Company will issue the resulting number of shares of Class A common stock to the officers.

As of December 31, 2023 and 2022, the Company did not meet the performance measures as determined by the Compensation Committee and accordingly the PRSUs granted were canceled as of that date.

A summary of unvested performance-based restricted stock unit activity for 2022 and 2023 is as follows:

	Number of Units		Weighted - average grant-date fair value
PRSUs			
Unvested and outstanding as of December 31, 2021	—	$	—
Granted	80,200		13.72
Vested	—		—
Forfeited	(80,200)		13.72
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2022	—	$	—
Granted	74,700		14.98
Vested	—		—
Forfeited	(74,700)		14.98
Settled or canceled	—		—
Unvested and outstanding as of December 31, 2023	—	$	—

As of December 31, 2023, total unrecognized compensation cost related to unvested PRSUs was $0. The total fair value of Company PRSUs that vested during the year ended December 31, 2023 and 2022 was $0.

11. Fair value measurements

The following are the Company's financial instruments measured at fair value on a recurring basis:

Contingent consideration

Contingent consideration is measured at fair value on a recurring basis using significant unobservable inputs and thus represent a Level 3 measurement in the valuation hierarchy. The following table summarizes the changes in the contingent consideration:

	Year ended December 31,			
(in thousands)	2023		2022	
Beginning fair value	$	—	$	—
Additions in the period		—		7,007
Change in fair value				
(Gain) included in General and administrative expenses		—		(7,007)
Ending fair value	$	—	$	—
Change in unrealized (gain) related to instrument still held at end of period	$	—	$	(7,007)

Contingent consideration relates to the estimated amount of additional cash consideration to be paid in connection with the Company's acquisition of CHT. The fair value is dependent on the probability of achieving certain revenue and gross profit margin targets for the two successive twelve-month periods following the closing of the acquisition. The Company uses the Monte Carlo simulation approach to estimate the fair value of the revenue and gross margin targets. A change in any of these unobservable inputs can significantly change the fair value of the contingent consideration. CHT was unable to meet its target for the first twelve-month period, and so the Company did not pay any contingent consideration related to that period. In addition, based on further decline in CHT's projected revenue and gross margin, the Company does not expect CHT to meet the target for the second twelve-month period. Accordingly, the Company has determined the fair value of the contingent consideration as of December 31, 2023 to be zero. As of December 31, 2023, the range of the undiscounted amounts the Company could pay under the agreement could be from zero to $15.0 million.

The following are the Company's financial instruments measured at fair value on a non-recurring basis:

Long-Term Debt

As of December 31, 2023 the carrying amount of the 2021 Term Loan Facility and the 2021 Revolving Credit Facility approximates their respective fair values. The Company used a discounted cash flow analysis to estimate the fair value of the long-term debt, using an adjusted discount rate of 6.00% and the estimated payments under the 2021 Term Loan Facility until maturity, including interest payable based on the Company's forecasted total net leverage ratio. The fair value of the long-term debt was a transfer into Level 3 of the valuation hierarchy during the year ended December 31, 2022.

Cost method investment

The Company has elected the measurement alternative for its investment in equity securities without readily determinable fair values and reviews such investment on a quarterly basis to determine if it has been impaired. If the Company's assessment indicates that an impairment exists, the Company estimates the fair value of the equity investment and recognizes in its consolidated statements of operations an impairment loss that is equal to the difference between the fair value of the equity investment and its carrying amount. As of March 31, 2023, the Company determined an impairment indicator exists as the investee had a default in interest payment on its long-term debt in addition to continued deterioration in the earnings performance and negative cash flows from operations and determined the fair value of the investment to be zero. The Company recognized an impairment loss of $1.4 million and $8.6 million within other expenses (income), net in the consolidated statements of operations for the year ended December 31, 2023 and 2022, respectively. The accumulated impairment of this cost method investment as of December 31, 2023 and December 31, 2022, was $10.0 million and $8.6 million, respectively. The carrying value of the Company's cost method investment, which is included in other assets in the consolidated balance sheets, was zero and $1.4 million as of December 31, 2023 and December 31, 2022, respectively.

The Company used a market approach to estimate the fair value of equity and allocated the overall equity value to estimate the fair value of the common stock based on the liquidation preference and is classified within Level 3 of the fair value hierarchy. A change in any of the unobservable inputs can significantly change the fair value of the investment.

12. Leases

The Company leases office space under non-cancellable operating leases with original lease periods expiring between 2025 and 2027. These leases require monthly lease payments that may be subject to annual increases throughout the lease term. Certain of these leases also include renewal options at the election of the Company to renew or extend the lease. The Company does not assume renewals in the determination of the lease term unless the renewals are deemed to be reasonably assured at lease commencement. The lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The following table presents amounts recorded on the consolidated balance sheet related to operating leases:

| | | As of | |
		December 31, 2023	December 31, 2022
(in thousands)			
Operating leases	**Balance Sheet location**		
Right-of-Use Assets - Operating Leases	Other assets	$ 2,199	$ 2,761
Operating Lease Liabilities - Current	Accrued expenses	$ 904	$ 783
Operating Lease Liabilities - Non-current	Other long-term liabilities	$ 1,650	$ 2,434

The following presents the Company's lease expense:

| | Year ended December 31, | | |
	2023	2022	2021
(in thousands)			
Operating lease cost	$ 818	$ 908	$ 749
Short-term lease cost	107	138	184
Variable lease cost	160	150	113
Total lease cost	$ 1,085	$ 1,196	$ 1,046

The following presents the Company's supplemental cash flow information related to operating leases:

(in thousands)		Year ended December 31,				
		2023		2022		2021
Cash paid for operating lease liabilities	$	918	$	920	$	672
Right-of-use assets obtained in exchange of lease obligations	$	133	$	—	$	4,108

The following presents the Company's weighted-average remaining lease term and discount rate:

	As of	
	December 31, 2023	December 31, 2022
Weighted-average remaining lease term	2.71 years	3.74 years
Weighted-average discount rate	4.45 %	4.36 %

The implicit rate within each lease is not readily determinable and therefore the Company uses its incremental borrowing rate at the date of adoption for existing leases or lease commencement date to determine the present value of the lease payments. The Company determined its incremental borrowing rate for each lease using indicative bank borrowing rates, adjusted for various factors including level of collateralization, term and currency to align with the terms of a lease.

Maturities of lease liabilities at December 31, 2023 were as follows:

(in thousands)		Operating Leases
Year Ended December 31,		
2024	$	996
2025		973
2026		713
2027		26
Total Lease Payments	$	2,708
Less Imputed Interest		(154)
Total Lease Liabilities	$	2,554

At December 31, 2023, there were no leases entered into that had not yet commenced.

13. Income Taxes

MediaAlpha, Inc. is taxed as a corporation and pays corporate federal, state and local taxes on income allocated to it from QLH based upon MediaAlpha, Inc.'s economic interest held in QLH. QLH is treated as a pass-through partnership for income tax reporting purposes and is not subject to federal income tax. Instead, QLH's taxable income or loss is passed through to its members, including MediaAlpha, Inc. Accordingly, the Company is not liable for income taxes on the portion of QLH's earnings not allocated to it. MediaAlpha, Inc. files and pays corporate income taxes for U.S. federal and state income tax purposes and its corporate subsidiary, Skytiger Studio, Ltd., is subject to taxation in Taiwan. The Company expects this structure to remain in existence for the foreseeable future.

The components of income (loss) before income taxes includes the following:

(in thousands)		Year Ended December 31,				
		2023		2022		2021
United States	$	(57,010)	$	30,519	$	(9,523)
Foreign		(8)		(60)		1
Total	$	(57,018)	$	30,459	$	(9,522)

The components of income tax expense (benefit) consisted of the following:

(in thousands)	Year Ended December 31,					
	2023		2022		2021	
Current income tax expense (benefit)						
Federal	$	—	$	—	$	(382)
State		(466)		237		(1,836)
Foreign		3		12		(42)
	$	(463)	$	249	$	(2,260)
Deferred income tax expense (benefit)						
Federal	$	—	$	86,971	$	1,503
State		—		15,685		(290)
Foreign		—		—		—
	$	—	$	102,656	$	1,213
Income tax expense (benefit)	$	(463)	$	102,905	$	(1,047)

A reconciliation of the United States statutory income tax rate to the Company's effective income tax rate was as follows for the years indicated:

	Year Ended December 31,		
	2023	2022	2021
Statutory federal tax rate	21.0 %	21.0 %	21.0 %
Loss / Income attributable to non-controlling interests and nontaxable income	(6.0)%	11.3 %	(1.3)%
State income taxes, net of federal benefit	0.8 %	0.5 %	(9.3)%
Transaction costs	— %	— %	(5.8)%
Officers' compensation	(3.7)%	8.4 %	(32.0)%
Indemnification asset release	(0.2)%	— %	(7.5)%
Return-to-Provision	(0.6)%	(1.4)%	26.0 %
Interest and penalties	— %	(0.3)%	(1.6)%
Equity-based compensation	(9.3)%	18.5 %	29.7 %
Change in uncertain tax positions	0.6 %	2.1 %	7.2 %
Deferred tax adjustments	— %	— %	9.2 %
Change in valuation allowance	(1.7)%	277.6 %	(23.9)%
Other	(0.1)%	0.1 %	(0.7)%
Effective income tax rate	0.8 %	337.8 %	11.0 %

The Company's effective tax rate was 0.8% in 2023, 337.8% in 2022, and 11.0% in 2021, compared with the U.S. statutory tax rate in 2023, 2022, and 2021 of 21.0%. The comparison of the Company's effective tax rate to the U.S. statutory tax rate for the year ended December 31, 2023 was due primarily to the tax impacts of recording a valuation allowance against current year losses, nondeductible equity-based compensation, losses associated with non-controlling interests not taxable to the Company, state taxes, and other nondeductible permanent items. The comparison of the Company's effective tax rate to the U.S. statutory tax rate for the year ended December 31, 2022 was primarily influenced by changes in valuation allowance, tax impacts associated with equity based awards, and tax impacts of losses attributable to non-controlling interests. The comparison of the Company's effective tax rate to the U.S. statutory tax rate for the year ended December 31, 2021 was primarily influenced by nondeductible officer's compensation per Section 162(m) of the Internal Revenue Code, return-to-provision adjustments, the impact of tax benefits associated with equity-based awards, and changes in valuation allowance.

In accordance with the Contribution Agreement entered into with White Mountains, any federal or state taxes liabilities or refunds related to periods prior to the Reorganization Transactions are required to be paid or refunded to White Mountains. The Company recognized a payable of $0.1 million and $0.3 million as of December 31, 2023 and 2022, respectively, to reflect the amounts refundable to White Mountains and is included within accrued expense on the consolidated balance sheets.

Details of the Company's deferred tax assets and liabilities are as follows:

(in thousands)	Year Ended December 31,			
		2023		2022
Deferred tax assets:				
Investment in partnership	$	74,505	$	78,646
Net operating loss carryforwards and tax credits		15,101		9,260
Tax receivables agreement		—		683
Other		5,462		3,207
Total	$	95,068	$	91,796
Valuation allowance		(95,068)		(91,796)
Total deferred tax assets	$	—	$	—
Deferred tax liabilities:				
Total deferred tax liabilities	$	—	$	—
Deferred tax assets	$	—	$	—

During the year ended December 31, 2023, holders of Class B-1 units exchanged 824,664 Class B-1 units, together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis ("Exchanges"). In connection with the Exchanges, the Company did not establish any additional liabilities related to the TRA, as discussed later, which are presented within additional-paid-in-capital in its consolidated statements of stockholders' equity (deficit). In connection with the Exchanges and the changes to the carrying value of the non-controlling interest, the Company also recognizes deferred tax assets associated with the basis difference in its investment in QLH through additional-paid-in-capital, but during the year ended December 31, 2023, the Company did not recognize any additional deferred tax assets as the Company recognized a full valuation allowance on its deferred tax assets.

As of December 31, 2023, the Company had federal and state net operating loss carryforwards ("NOLs") of $53.1 million and $44.9 million, respectively, of which $53.1 million and $6.9 million, respectively, have an indefinite life. The remaining state NOLs will begin to expire in 2028. As of December 31, 2023, the Company had foreign tax credit carryforwards of $1.1 million, which will begin to expire in 2029.

Evaluating the need for and the amount of a valuation allowance for deferred tax assets often requires significant judgment and extensive analysis of all available evidence to determine whether it is more likely than not that these assets will be utilized. In measuring its deferred tax assets and to determine whether a valuation allowance is needed, the Company assesses all available evidence, both positive and negative, based on the weight of that evidence. The weight given to the potential effect of negative and positive evidence is commensurate with the extent to which it can be objectively verified. A significant piece of objective negative evidence evaluated was the recent history of pre-tax losses. Such objective negative evidence is difficult to overcome and limits the ability to consider other subjective evidence, such as projections of future income growth. On the basis of this analysis, as of December 31, 2023 and 2022 a valuation allowance of $95.1 million and $91.8 million, respectively, has been recorded against its deferred tax assets. It is possible in the foreseeable future that there may be sufficient positive evidence, and/or that the objective negative evidence in the form of history of pre-tax losses will no longer be present, in which event the Company could release a portion or all of the valuation allowance. Release of any amount of valuation allowance would result in a benefit to income tax expense for the period the release is recorded, which could have a material impact on net earnings.

A reconciliation of the beginning and ending amount of unrecognized tax benefits was as follows for the years indicated.

(in thousands)	Year Ended December 31,					
		2023		2022		2021
Beginning balance	$	1,710	$	1,120	$	1,587
Increase related to Reorganization Transactions		—		—		—
Increase related to current year tax positions		224		234		—
Increase related to prior periods tax positions		—		356		509
Decrease related to lapse in applicable statute of limitations		(565)		—		(976)
Ending balance	$	1,369	$	1,710	$	1,120

As of December 31, 2023 and 2022, the total liability related to uncertain tax positions, including interest and penalties, was $1.6 million and $2.1 million, respectively. Out of this amount as of December 31, 2023 and 2022, $0.1 million and $0.7 million, respectively, had been indemnified by White Mountains, for which an indemnification asset was recognized. The decrease in the liability for uncertain tax positions was due to a lapse in statute. If recognized as of December 31, 2023 and 2022, $1.2 million and $1.4 million, respectively, of the amount of unrecognized tax benefits would impact the effective tax rate. The unrecognized tax benefits differ from the amount that would affect the Company's effective tax rate primarily because the unrecognized tax benefits were included on a gross basis and did not reflect related secondary impacts, such as the federal deduction for state taxes or adjustments to deferred tax assets that might be required if the Company's tax positions are sustained. Additionally, the Company will be indemnified for any tax imposed prior to the Reorganization Transactions on which a reserve was recorded and as the Company recognizes uncertain tax positions the benefits would impact pre-tax results. The Company recognizes interest and penalties, if applicable, related to uncertain tax positions as a component of income tax expense. The Company recorded $(0.1) million and $0.1 million of interest and penalties during the year ended December 31, 2023 and 2022, respectively.

The Company files income tax returns as required by the tax laws of the jurisdictions in which it operates. In the normal course of business, the Company may be subject to examination by federal and certain state and local tax authorities. As of December 31, 2023, the Company's federal income tax returns for the tax years 2019 and forward and state and local tax returns for the tax years 2018 and forward, and foreign income tax returns for the tax years 2018 and forward remain open and are subject to examination.

Tax receivables agreement

In connection with the Reorganization Transactions and the IPO, the Company entered into the TRA with Insignia, Senior Executives, and White Mountains. The Company expects to obtain an increase in its share of the tax basis in the net assets of QLH as Class B-1 units, together with shares of Class B common stock, are exchanged for shares of Class A common stock (or, at the Company's election, redeemed for cash of an equivalent value). The Company intends to treat any redemptions and exchanges of Class B-1 units as direct purchases for U.S. federal income tax purposes. These increases in tax basis may reduce the amounts that it would otherwise pay in the future to various tax authorities.

The TRA provides for the payment by MediaAlpha, Inc. to Insignia and the Senior Executives of 85% of the amount of any tax benefits the Company actually realizes, or in some cases is deemed to realize, as a result of (i) increases in the Company's share of the tax basis in the net assets of QLH resulting from any redemptions or exchanges of Class B-1 units, (ii) tax basis increases attributable to payments made under the TRA, and (iii) deductions attributable to imputed interest pursuant to the TRA. The TRA will also require us to pay White Mountains 85% of the amount of the cash savings, if any, in U.S. federal, state and local income tax that the Company realizes (or is deemed to realize) as a result of the utilization of the net operating losses of Intermediate Holdco attributable to periods prior to the IPO and the deduction of any imputed interest attributable to the payment obligations under the TRA. The Company expects to benefit from the remaining 15% of any cash savings that it realizes. The amounts payable under the TRA will vary depending upon a number of factors, including the amount, character, and timing of the taxable income of MediaAlpha, Inc. in the future.

As of December 31, 2023 and 2022, the Company determined that making a payment under the TRA was not probable under ASC 450 — *Contingencies* since a valuation allowance has been recorded against the Company's deferred tax assets and the Company does not believe it will generate sufficient future taxable income to utilize related tax benefits and result in a payment under the TRA. As a result, the Company remeasured the liabilities due under the TRA, net of the current portion, to zero in the consolidated balance sheets. If the Company had determined that making a payment under the TRA and generating sufficient future taxable income was probable, it would have also recorded a liability pursuant to the TRA of approximately $89 million in the consolidated balance sheet.

As of December 31, 2023 and 2022, the Company recorded $0 and $2.8 million, respectively, as current portion of payments due under the TRA within accrued expenses in the consolidated balance sheets. Payments of $2.8 million and $0.2 million were made pursuant to the TRA during the year ended December 31, 2023 and 2022, respectively.

14. Net loss per share

The following table presents the calculation of basic and diluted net loss per share (in thousands except per share amounts):

	Year Ended December 31,		
	2023	**2022**	**2021**
Basic			
Net (loss)	$ (56,555)	$ (72,446)	$ (8,475)
Less: net (loss) attributable to non-controlling interest	(16,135)	(14,780)	(3,200)
Net (loss) attributable to MediaAlpha, Inc.	$ (40,420)	$ (57,666)	$ (5,275)
Denominator:			
Weighted-average shares of Class A common stock outstanding - basic and diluted	45,573,416	41,944,874	37,280,533
Net (loss) per share of Class A common stock - basic	$ (0.89)	$ (1.37)	$ (0.14)
Net (loss) per share of Class A common stock - diluted	$ (0.89)	$ (1.37)	$ (0.19)

	Year Ended December 31,
	2021
Diluted	
Net (loss)	$ (8,475)
Add: incremental tax expense related to exchange of Class B-1 units	(2,900)
Net (loss) available for diluted common shares	$ (11,375)
Weighted-average shares outstanding:	
Class A common stock	37,280,533
Class B-1 units	21,357,847
Restricted Class A shares	724,922
Restricted stock units	1,892,623
Weighted-average shares of Class A common stock and potential Class A common stock	61,255,925
Net (loss) per share of Class A common stock - diluted	$ (0.19)

Potentially dilutive shares, which are based on the weighted-average shares of underlying unvested QLH restricted Class B-1 units, restricted Class A shares, RSUs, and PRSUs using the treasury stock method and the outstanding QLH restricted Class B-1 units using the if-converted method, are included when calculating diluted net loss per share attributable to MediaAlpha, Inc. when their effect is dilutive. The effects of the Company's potentially dilutive securities were not included in the calculation of diluted loss per share as the effect would be anti-dilutive. The following table summarizes the shares and units with a potentially dilutive impact:

	As of		
	December 31, 2023	**December 31, 2022**	**December 31, 2021**
QLH Class B / B-1 Units (Replacement awards)	18,106,782	18,931,446	253,398
Restricted Class A Shares	28,340	181,061	—
Restricted stock units	3,632,433	4,894,121	—
Potential dilutive shares	21,767,555	24,006,628	253,398

15. Non-controlling interest

Pursuant to QLH's limited liability company agreement, QLH has two classes of equity securities, Class A-1 units, which have all voting rights in QLH, and Class B-1 units, which have no voting or control rights. The Company allocates a share of net income (loss) to the holders of non-controlling interests pro-rata to their ownership interest in QLH at a point in time. The non-controlling interests balance represents the Class B-1 units, substantially all of which are held by Insignia and the Senior Executives.

During the year ended December 31, 2023, the holders of the non-controlling interests exchanged 824,664 Class B-1 units, respectively, together with an equal number of shares of Class B common stock, for shares of Class A common stock on a one-for-one basis. As of December 31, 2023, the holders of the non-controlling interests owned 27.7% of the total equity interests in QLH, with the remaining 72.3% owned by MediaAlpha, Inc. As of December 31, 2022, the holders of the non-controlling interests owned 30.2% of the total equity interests in QLH, with the remaining 69.8% owned by MediaAlpha, Inc.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

None.

Item 9A. Controls and Procedures.

Evaluation of Disclosure Controls and Procedures

As of December 31, 2023, we carried out an evaluation, under the supervision and with the participation of our management, including our Chief Executive Officer (principal executive officer) and Chief Financial Officer (principal financial officer), of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) to determine whether such disclosure controls and procedures provide reasonable assurance that information to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC and such information is accumulated and communicated to management, including our principal executive officer and principal financial officer or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on their evaluation, our principal executive officer and our principal financial officer have concluded our disclosure controls and procedures were effective to provide reasonable assurance as of December 31, 2023.

Management's Report on Internal Control Over Financial Reporting

The report called for by Item 308(a) of Regulation S-K is incorporated by reference to Management's Report on Internal Control Over Financial Reporting, included in Item 8 "Financial Statements and Supplementary Data" of this report.

Report of Independent Registered Public Accounting Firm

The report called for by Item 308(b) of Regulation S-K is incorporated by reference to Report of Independent Registered Public Accounting Firm, included in Item 8 "Financial Statements and Supplementary Data" of this report.

Changes in Internal Control Over Financial Reporting

There was no change in our internal control over financial reporting during the quarter ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Inherent Limitations on Effectiveness of Controls

In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their cost.

Item 9B. Other Information.

During the quarter ended December 31, 2023, no director or officer of the Company adopted or terminated a "Rule 10b5-1 trading arrangement" or "non-Rule 10b5-1 trading arrangement," as each term is defined in Item 408(a) of Regulation S-K.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections

Not applicable.

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item will be included in our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the Securities and Exchange Commission, or the SEC, within 120 days of the fiscal year ended December 31, 2023, and is incorporated herein by reference.

Item 11. Executive Compensation.

The information required by this item will be included in our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023 and is incorporated herein by reference.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be included in our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023 and is incorporated herein by reference.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be included in our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023 and is incorporated herein by reference.

Item 14. Principal Accounting Fees and Services.

The information required by this item will be included in our Proxy Statement for the 2024 Annual Meeting of Stockholders to be filed with the SEC within 120 days of the fiscal year ended December 31, 2023 and is incorporated herein by reference.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

(a)   The following documents are filed as part of this report:

1.   Financial Statements

The following financial statements are filed as part of this report under Part II, Item 8 "Financial Statements and Supplementary Data.".

	Page
Management's Report on Internal Control Over Financial Reporting	72
Report of Independent Registered Public Accounting Firm	73
Consolidated Balance Sheets	75
Consolidated Statements of Operations	76
Consolidated Statements of Stockholders' Equity (Deficit)	77
Consolidated Statements of Cash Flows	78
Notes to Consolidated Financial Statements	79

2.   Financial Statement Schedule for the Years Ended December 31, 2023, 2022 and 2021

Schedule II-Valuation and Qualifying Accounts and Allowances	113

All other financial statement schedules are omitted because they are not applicable, or the required information is shown in the consolidated financial statements or notes thereto. See Part II, Item 8 "Financial Statements and Supplementary Data."

3.   Exhibits (Listed by numbers corresponding to Item 601 of Regulation S-K)

Exhibit Number	Exhibit Description	Incorporated by Reference			
		Form	File No.	Exhibit	Filing Date
2.1	Asset Purchase Agreement, dated as of February 24, 2022, by and among QuoteLab, LLC, CHT Buyer, LLC, Customer Helper Team, LLC and the Seller Members	8-K	001-39671	2.1	March 2, 2022
2.2	First Amendment to Asset Purchase Agreement, dated as of March 29, 2022, by and among QuoteLab, LLC, CHT Buyer, LLC, Customer Helper Team, LLC and the Seller Members	8-K	001-39671	2.1	March 30, 2022
3.1	Amended and Restated Certificate of Incorporation of MediaAlpha, Inc.	8-K	001-39671	3.1	November 2, 2020
3.2	Amended and Restated By-Laws of MediaAlpha, Inc.	8-K	001-39671	3.1	December 2, 2022
4.2	Registration Rights Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., White Mountains Investments (Luxembourg) S.a.r.l., Insignia QL Holdings, LLC, Insignia A QL Holdings, LLC, Steven Yi, Eugene Nonko, Ambrose Wang and certain other parties thereto	8-K	001-39671	4.2	November 2, 2020
4.3*	Description of Registrant's Securities				
10.1	Fourth Amended and Restated Limited Liability Company Agreement of QL Holdings LLC, dated October 27, 2020	8-K	001-39671	10.1	November 2, 2020

10.2	Tax Receivables Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., QL Holdings LLC and certain other parties thereto	8-K	001-39671	10.2	November 2, 2020
10.3	First Amendment to Tax Receivables Agreement among the Company, QLH and certain other parties thereto, dated October 1, 2023	10-Q	001-39671	10.5	November 2, 2023
10.4	Exchange Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., QL Holdings LLC, Guilford Holdings, Inc. and holders of Class B-1 units of QL Holdings LLC party thereto	8-K	001-39671	10.3	November 2, 2020
10.5	Stockholders Agreement, dated October 27, 2020, by and among MediaAlpha, Inc., White Mountains Investments (Luxembourg) S.a.r.l., Insignia QL Holdings, LLC, Insignia A QL Holdings, LLC and Steven Yi, Eugene Nonko and Ambrose Wang, together with their respective holding entities through which they indirectly hold common stock of MediaAlpha, Inc.	8-K	001-39671	10.4	November 2, 2020
10.6	First Amendment to Stockholders Agreement among the Company and the Principal Stockholders, dated October 17, 2023	10-Q	001-39671	10.4	November 2, 2023
10.7	Reorganization Agreement, dated October 27, 2020, by and among MediaAlpha ,Inc., QL Holdings LLC, QuoteLab, LLC, Guilford Holdings, Inc., White Mountains Investments (Luxembourg) S.a.r.l., White Mountains Insurance Group, Ltd., Insignia QL Holdings, LLC, Insignia A QL Holdings, LLC, Steven Yi, Eugene Nonko, Ambrose Wang and certain other parties thereto.	8-K	001-39671	10.5	November 2, 2020
10.8+	MediaAlpha, Inc. 2020 Omnibus Incentive Plan	8-K	001-39671	10.6	November 2, 2020
10.9+	2020 Form of MediaAlpha, Inc. 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Founders	10-K	001-39671	10.7	February 27, 2023
10.10+	2020 Form of MediaAlpha, Inc. 2020 Omnibus Incentive Plan Restricted Stock Unit Award for Officers other than Founders	10-K	001-39671	10.8	February 27, 2023
10.11+	2020 Form of MediaAlpha, Inc. 2020 Omnibus Incentive Plan Restricted Stock Unit Award Agreement for Directors	10-K	001-39671	10.9	February 27, 2023
10.12+	Form of Performance-Based Restricted Stock Unit Award Agreement for Founders under 2020 Omnibus Incentive Plan	10-Q	001-39671	10.3	May 6, 2022
10.13+	Amended and Restated Employment Agreement, dated as of October 27, 2020, by and among Steven Yi, QuoteLab, LLC and MediaAlpha, Inc.	8-K	001-39671	10.10	November 2, 2020
10.14+	Amendment to Amended and Restated Employment Agreement among the Company, QuoteLab, LLC and Steven Yi, dated March 22, 2022	8-K	001-39671	10.1	March 28, 2022

10.15+	Second Amendment to Amended and Restated Employment Agreement among the Company, QuoteLab, LLC and Steven Yi, dated August 1, 2023	8-K	001-39671	10.1	August 2, 2023
10.16+	Amended and Restated Employment Agreement, dated as of October 27, 2020, by and among Eugene Nonko, QuoteLab, LLC and MediaAlpha, Inc.	8-K	001-39671	10.11	November 2, 2020
10.17+	Amendment to Amended and Restated Employment Agreement among the Company, QuoteLab, LLC and Eugene Nonko, dated March 22, 2022	8-K	001-39671	10.2	March 28, 2022
10.18+	Second Amendment to Amended and Restated Employment Agreement among the Company, QuoteLab, LLC and Eugene Nonko, dated August 1, 2023	8-K	001-39671	10.2	August 2, 2023
10.19+	Employment Agreement dated as of November 2, 2021, by and among Patrick R. Thompson, QuoteLab LLC, and MediaAlpha, Inc..	8-K	001-39671	10.1	November 2, 2021
10.20+	Severance Compensation Agreement among the Company, QuoteLab, LLC and Jeffrey Coyne, dated June 21, 2022	8-K	001-39671	10.1	June 27, 2022
10.21	2020 Credit Agreement	S-1	001-39671	10.15	October 5, 2020
10.22	First Amendment to Credit Agreement dated as of July 29, 2021, among QuoteLab, LLC, QL Holdings LLC, the Lenders party thereto, the Issuing Bank party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	001-39671	10.1	August 3, 2021
10.23	Second Amendment dated as of June 8, 2023, among QuoteLab, LLC, QL Holdings LLC, the Lenders party thereto, the Issuing Bank party thereto and JPMorgan Chase Bank, N.A., as Administrative Agent.	8-K	001-39671	10.1	June 12, 2023
21.1*	Subsidiaries of MediaAlpha, Inc.				
23.1*	Consent of Independent Registered Public Accounting Firm				
24.1*	Power of Attorney (included on signature page to this Annual Report on Form 10-K).				
31.1*	Certification of Chief Executive Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
31.2*	Certification of Chief Financial Officer pursuant to Exchange Act Rules 13a-14(a) and 15d-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002				
32.1**	Certifications of Chief Executive Officer and Chief Financial Officer pursuant to 18 USC. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002				
97.1*	MediaAlpha, Inc. Clawback Policy				
101.INS	XBRL Instance Document				
101.SCH	XBRL Taxonomy Extension Schema Document				

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (Embedded with the Inline XBRL document)

+   *Management contract or compensatory plan or arrangement.*
*   *Filed herewith.*
**   *Furnished herewith. This exhibit should not be deemed to be "filed" for purposes of Section 18 of the Exchange Act.*

Item 16. Form 10-K Summary

None.

Schedule II – Valuation and Qualifying Accounts and Allowances

	Balance at Beginning of the period	Additions during the period	Write-offs	Balance at End of period
Valuation allowance on deferred tax assets				
Fiscal year 2023	$ 91,796	3,272	— $	95,068
Fiscal year 2022	$ 4,185	87,611	— $	91,796
Fiscal year 2021	$ 1,906	2,279	— $	4,185
Allowance for credit losses				
Fiscal year 2023	$ 575	5	(43) $	537
Fiscal year 2022	$ 609	36	(70) $	575
Fiscal year 2021	$ 438	171	— $	609

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized**.**

MediaAlpha, Inc.

Date: February 22, 2024   By: /s/ Patrick R. Thompson

Patrick R. Thompson
Chief Financial Officer & Treasurer

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that we, the undersigned directors and officers of MediaAlpha, Inc., do hereby severally constitute and appoint Steve Yi and Patrick R. Thompson, and each of them, our true and lawful attorneys-in-fact and agents, each with full powers of substitution, to do any and all acts and things in our name and behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys-in-fact and agents, or any of them, may deem necessary or advisable to enable MediaAlpha, Inc. to comply with the Securities Exchange Act of 1934, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Annual Report on Form 10-K, including specifically, but without limitation, power and authority to sign for us or any of us, in our names in the capacities indicated below, any and all amendments hereto; and we do each hereby ratify and confirm all that said attorneys-in-fact and agents or their substitutes, or any one of them, shall do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, this Report has been signed below by the following persons on behalf of the Registrant in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Steve Yi **Steve Yi**	Chief Executive Officer, President and Director	February 22, 2024
/s/ Patrick R. Thompson **Patrick R. Thompson**	Chief Financial Officer & Treasurer	February 22, 2024
/s/ Venmal (Raji) Arasu **Venmal (Raji) Arasu**	Director	February 22, 2024
/s/ Anthony Broglio **Anthony Broglio**	Director	February 22, 2024
/s/ Christopher Delehanty **Christopher Delehanty**	Director	February 22, 2024
/s/ David Lowe **David Lowe**	Director	February 22, 2024
/s/ Jennifer Moyer **Jennifer Moyer**	Director	February 22, 2024
/s/ Eugene Nonko **Eugene Nonko**	Director and Chief Technology Officer	February 22, 2024
/s/ Lara Sweet **Lara Sweet**	Director	February 22, 2024
/s/ Kathy Vrabeck **Kathy Vrabeck**	Chair of the Board of Directors	February 22, 2024

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